Exhibit 99.1

EXECUTION VERSION

INTEROIL CORPORATION

AND

OIL SEARCH LIMITED

AMENDED AND RESTATED

ARRANGEMENT AGREEMENT

EFFECTIVE AS OF

May 20, 2016

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ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT

4.1	Representations and Warranties	41
4.2	Survival of Representations and Warranties	49
4.3	Disclaimer of Additional Representations and Warranties	49

ARTICLE 5
COVENANTS

5.1	Covenants of Company Regarding the Conduct of Business	49
5.2	Covenants of Company Relating to the Arrangement	54
5.3	Covenants of Parent Regarding the Conduct of Business	55
5.4	Covenants of Parent Relating to the Arrangement	56
5.5	Regulatory Approvals	57
5.6	Governance Arrangements	59
5.7	Non-Solicitation	59
5.8	Employee Matters	62
5.9	Access to Information; Confidentiality	63
5.10	Privacy Issues	63
5.11	Insurance and Indemnification	65
5.12	Consents	65
5.13	CVR Agreement.	66
5.14	Notice and Cure Provisions.	67
5.15	Resignation Letters and Other Deliverables.	68
5.16	Exemption from the Registration Requirements of the U.S. Securities Act	68
5.17	Operational Matters	68
5.18	Total Transaction	69

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions Precedent	69
6.2	Conditions Precedent to the Obligations of Parent	70
6.3	Conditions Precedent to the Obligations of Company	71
6.4	Satisfaction of Conditions	72
6.5	Frustration of Conditions	72

ARTICLE 7
TERM, TERMINATION, AMENDMENT AND WAIVER

7.1	Term	72
7.2	Termination	72
7.3	Expenses and Termination Fees	74
7.4	Amendment	76
7.5	Waiver	77

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ARTICLE 8
GENERAL PROVISIONS

8.1	Notices	77
8.2	Governing Law	79
8.3	Injunctive Relief	79
8.4	Time of Essence	79
8.5	Entire Agreement, Binding Effect and Assignment	80
8.6	No Liability	80
8.7	Severability	80
8.8	Counterparts, Execution	80
8.9	Effectiveness	80

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT executed on June 24, 2016, but for all purposes dated and made effective as of May 20, 2016.

BETWEEN:

Oil Search Limited, a Papua New Guinea corporation (“Parent”)

- and -

InterOil Corporation, a corporation existing under the laws of the Territory of Yukon (the “Company”)

RECITALS:

A.	Parent and the Company entered into an arrangement agreement dated May 20, 2016 with respect to a proposed arrangement involving Parent, the Company and the Company Shareholders (the “Original Agreement”);

B.	The Parties now desire, in accordance with section 7.4 of the Original Agreement, to amend and restate the Original Agreement as set forth hereunder as if such amendment and restatement had occurred and was effected for all purposes herein as of May 20, 2016;

C.	Each of the Parent Board and the Company Board has unanimously determined that it would be in the best interests of Parent and the Company, as applicable, to combine their respective businesses;

D.	Each of the Parent Board and the Company Board has unanimously determined that the Arrangement is in the best interests of Parent and the Company, respectively and approved this Agreement and the transactions contemplated hereby, and the Company Board has unanimously determined that the consideration to be received by Company Shareholders pursuant to the Arrangement is fair to Company Shareholders;

E.	The Parties intend to carry out the transactions contemplated by this Agreement by way of a statutory plan of arrangement under the provisions of the YBCA; and

F.	The Company Board has resolved to recommend that the Company Shareholders vote in favour of the Arrangement, subject to the terms and the conditions contained in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or group of Persons acting “jointly or in concert” (where such phrase has the meaning ascribed thereto in applicable Securities Laws), whether or not in writing or subject to a due diligence or other condition, after the date hereof relating to: (a) any acquisition or purchase (or any arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of: (i) the assets of the Company and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole (which assets may include equity interests in the Company’s Subsidiaries) (ii) 15% or more of any voting or equity securities of the Company; or (iii) any of the Company’s participating interest in a Designated Licence or any securities of a Subsidiary that, directly or indirectly through another Subsidiary, holds any participating interest in a Designated Licence; (b) any take-over bid, issuer bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 15% or more of any class of voting or equity securities of the Company; (c) a plan of arrangement, scheme of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company and/or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole; or (d) any other transaction involving the acquisition of any assets or equity securities of the Company or its subsidiaries, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Parties under this Agreement or the Arrangement;

“AcquisitionCo” has the meaning set forth in Section 2.2;

“ADS Agreement” means the deposit agreement among Parent, The Bank of New York Mellon as ADS Depositary, holders of Parent ADSs from time to time and all other persons indirectly or beneficially holding Parent ADSs from time to time;

“affiliate” has the meaning set forth in NI 45-106;

“Agreement” means this amended and restated arrangement agreement, including all schedules annexed to this agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the proposed arrangement under the YBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to such arrangement made in accordance with Section 7.4 of this Agreement or Section 6.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Parent and the Company, each acting reasonably);

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement which is to be considered at the Company Meeting substantially in the form of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement to be filed with the Director after the Final Order is made, which shall be in form and content satisfactory to Parent and the Company, each acting reasonably;

“ASX” means, as the context requires, ASX Limited (ACN 008 624 691) or the financial markets operated by it;

“Authorization” means any authorization, order, Permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity;

“Business Day” means any day, other than a Saturday, a Sunday or a day on which the banks in New York, Toronto, Singapore or Australia are authorized by Law or executive order to be closed;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 195 of the YBCA in respect of the Articles of Arrangement;

“Certification Subcommittee” has the meaning set forth in Section 5.13(c).

“Certification Subcommittee Chair” has the meaning set forth in Section 5.13(c).

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Company Balance Sheet” has the meaning set forth in Section 3.1(m);

“Company Benefit Plans” means any pension or retirement income plans or other employee compensation, other than equity- or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Company or any of the Subsidiaries of the Company or for which the Company or the Subsidiaries of the Company could have any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any of its employees or former employees, directors or officers, individuals working on contract with the Company or other individuals providing services to the Company of a kind normally provided by employees (or any spouses, dependants, survivors or beneficiaries of any such persons), excluding Statutory Plans;

“Company Board” means the board of directors of the Company as the same is constituted from time to time;

“Company Cancellation Agreements” means agreements, in form satisfactory to each of Company and Parent, acting reasonably, to be entered into between Company and the holders of Company Options whereby each holder of Company Options agrees to surrender for cancellation for nil consideration all "out-of-the-money" Company Options held by such holder;

“Company Change in Recommendation” has the meaning set forth in Section 7.2(a)(iii)(A);

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to such materials and enclosures with such materials, to be sent to the Company Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

“Company Credit Agreement” means the Syndicated Facility Agreement dated November 11, 2013 between among others Australia and New Zealand Banking Group Limited and the Company, as amended and restated from time to time;

“Company Data Room” means the electronic data room hosted by the Company at InterOil Corporation.sharefile.com, which shall be deemed to include the documents set forth on Schedule A to the Company Disclosure Letter;

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement;

“Company Employee Share Plans” means the 2009 Stock Incentive Plan dated as of June 19, 2009 (as modified from time to time) and the stock incentive plan intended to be adopted at the Company’s 2016 shareholder meeting;

“Company Information” means all information required by applicable Laws to be included in the Company Circular describing the Company and its business, operations and affairs and the matters to be considered at the Company Meeting;

“Company Lock-Up Agreement” means a voting and support agreement to be entered into between Parent and the directors and officers of Company, pursuant to which such directors and officers agree with Parent, among other things, to vote in favour of the Arrangement Resolution;

“Company Material Adverse Effect” means any event, change, occurrence, effect or state of facts, that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, results of operations, licences or financial condition of the Company and its Subsidiaries taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by this Agreement, except any such event, change, occurrence, effect or state of facts resulting from or arising in connection with:

a)	any change or development affecting the industries in which the Company and its Subsidiaries operate;

b)	any change or development in general economic, business or regulatory conditions, in global financial, credit, currency or securities markets or in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

c)	any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

d)	any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity;

e)	any change in IFRS;

f)	entering into this Agreement or the announcement thereof, and the communication by Parent of its plans or intentions with respect to the Company, its Subsidiaries or any of their assets including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers, lenders or regulators, or any litigation relating to this Agreement;

g)	actions or inactions (i) required by this Agreement (other than with respect to the Parties’ general obligations to conduct their, and their respective Subsidiaries, respective businesses pursuant to Section 5.1 or 5.3, as applicable), (ii) taken by Parent or any of its Subsidiaries or (iii) that are taken with the prior written consent of Parent;

h)	any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred, to the extent not otherwise excluded from the definition of Company Material Adverse Effect);

i)	the failure, in and of itself, of the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred, to the extent not otherwise excluded from the definition of Company Material Adverse Effect); or

j)	any change, effect or event relating to developments in, or the outcome of, any proxy solicitation or related litigation involving the Company, any of its Subsidiaries or any of their respective Representatives that has been disclosed in the Company Public Documents prior to the date of this Agreement;

provided, however, that any such event, change, occurrence, effect or state of facts referred to in clauses (a), (b), (c), (d) or (e) above does not disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which the Company and its Subsidiaries operate, in which case such disproportionate effect may be taken into account; references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Company Material Adverse Effect” has occurred;

“Company Meeting” means the special meeting of Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Net Debt” means, except as otherwise provided in this Agreement, the total debt (including bank indebtedness) of the Company less the total of cash and cash equivalents and deposits of Company, in each case calculated in accordance with IFRS, but specifically excludes the value of any hedges;

“Company Nominee” has the meaning set forth in Section 5.13(c).

“Company Options” means the outstanding options to purchase Company Shares;

“Company Public Documents” means all publicly available documents and information filed by the Company since January 1, 2015 with any securities commission, stock exchange or similar regulatory authority;

“Company RSU” means a restricted share unit granted under the Company Stock Incentive Plan;

“Company Securityholder Approval” has the meaning set forth in Section 2.3(b)(ii);

“Company Securityholders” means, collective, the holders of Company Shares, Company Options and/or Company RSUs;

“Company Shareholders” means the holders of Company Shares;

“Company Shares” means the common shares in the authorized share capital of Company;

“Company Stock Incentive Plan” means the stock incentive plan of the Company adopted in 2009;

“Company Termination Fee” means an amount equal to $60 million (inclusive of any amounts in respect of value added tax, sales or turnover Tax or any other similar Tax, if applicable);

“Company Termination Fee Event” has the meaning set forth in Section 7.3(b);

“Company Transaction Costs” means all fees, costs and expenses incurred by the Company in connection with the transactions contemplated by this Agreement (assuming that the transactions contemplated by this Agreement are completed on the expected timeframe with no significant modifications, inquiries or actions by Governmental Entities or changes to the terms or transaction process, and no Acquisition Proposals are received) in respect of external legal, accounting, tax advisory, financial advisory, printing and other professional services, and costs and expenses of third parties incurred by the Company; but not including (a) any amounts payable pursuant to the Company Cancellation Agreements, (b) any amounts payable in connection with employment arrangements, severance or change of control payments, (c) any costs or expenses related to the solicitation of proxies or calling or holding the Company Meeting, including mailing of related materials and travel expenses, (d) any public relations expenses, (e) any costs relating to any litigation, or (f) any amounts which may be payable in connection with the CVRs (including the issuance, maintenance, or redemption of the CVRs);

“Confidentiality Agreement” means the confidentiality agreement between Parent and the Company, dated March 30, 2016, pursuant to which each of Parent and the Company has provided confidential information about its business to the other;

“Consideration” means the consideration payable to Company Shareholders for their Company Shares, calculated and payable in accordance with the Plan of Arrangement;

“Contract” means any contract, agreement, licence, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Corruption Acts” has the meaning set forth in section 3.1(ii);

“Court” means the Supreme Court of Yukon;

“CVR” means a contingent value right, which shall represent the right to receive a contingent payment in accordance with the terms and conditions of the CVR Agreement.

“CVR Agreement” has the meaning set forth in Section 5.13(a);

“Definitive Total Documentation” means any legally binding definitive documents with respect to the Total Transaction;

“Depositary” means such Person as Parent and the Company may jointly appoint, each acting reasonably, to act as depositary in relation to the Arrangement;

“Designated Licence” means the licences relating to PRL15, PRL39, PPL474, PPL475, PPL476 and PPL477;

“Disclosed Personal Information” has the meaning set forth in Section 5.10(b);

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning set forth in the Plan of Arrangement;

“Fairness Opinion” means the written opinion of Morgan Stanley & Co. LLC, dated the date of this Agreement and addressed to the Company Board, to the effect that, as of the date of such opinion, the consideration to be received by the Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders;

“Final Order” means the final order of the Court pursuant to Section 195 of the YBCA, in a form acceptable to Parent and the Company, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Parent and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Parent and the Company, each acting reasonably) on appeal;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) except for the purposes of Section 6.1(c), any stock exchange; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“IFRS” means International Financial Reporting Standards;

“Interim Order” means the interim order of the Court contemplated by Section 2.3 of this Agreement and made pursuant to Section 195(4) of the YBCA, in a form acceptable to Parent and the Company, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of Parent and the Company, each acting reasonably;

“Law” or “Laws” means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, by-law, ordinance, principle of law and equity, rule, injunction, determination, award, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity, and any terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are binding upon or applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Listing Rules” means the listing rules of the ASX;

“Material Contracts” means in respect of a Party any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable; (b) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of $50 million in the aggregate; (c) restricting the incurrence of indebtedness by the Party or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Party or any of its Subsidiaries, or restricting the payment of dividends by the Party; (d) under which the Party or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $15 million over the remaining term; (e) providing for the establishment, investment in, organization or formation of any joint venture, limited liability company or partnership in which the interest of the Party and/or its Subsidiaries has a fair market value which exceeds $15 million; (f) that creates a material exclusive dealing arrangement or right of first offer or refusal; (g) that limits or restricts the ability of the Party or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, in each case that would reasonably be expected to be material to such Party; or (h) that is otherwise material to the Company and its Subsidiaries, taken as a whole;

“material fact” and “material change” have the meanings set forth in the Securities Act;

“misrepresentation” has the meaning set forth in the Securities Act and, includes for the purposes of Securities Laws in the United States, any untrue statement of a material fact or omission to state any material fact required to be stated or necessary in order to make statements, in light of the circumstances under which they were made, not misleading;

“MOU” has the meaning set forth in Section 4.1(v);

“Multi-Employer Plan” means in respect of a Parent or Company Benefit Plan, a multi- employer pension plan as that term is defined in applicable pension standards legislation, or any other benefit plan to which Parent or the Company or their respective Subsidiaries, as applicable, are required to make contributions pursuant to a collective bargaining agreement or trust agreement;

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“NYSE” means the New York Stock Exchange;

“Outside Date” means August 31, 2016, provided however that if (a) at that time all conditions to closing of the Arrangement shall have been satisfied or waived, other than the conditions set forth in Sections 6.1(d) and 6.1(b) (as it relates to the Final Order) (and those conditions that by their terms are to be satisfied at the Effective Time), then either Party may postpone the Outside Date until October 14, 2016 by giving written notice to the other Party to such effect no later than 5:00 p.m. (Toronto time) on August 29, 2016, or such later date as may be agreed to in writing by the Parties or (b) at that time all conditions to closing of the Arrangement shall have been satisfied or waived, other than the condition set forth in Section 6.3(e) (and those conditions that by their terms are to be satisfied at the Effective Time), then the Company may postpone the Outside Date until November 4, 2016 by giving written notice to Parent to such effect no later than 5:00 p.m. (Toronto time) on August 29, 2016, or such later date as may be agreed to in writing by the Parties;

“Parent ADS” means an American depositary share, each currently representing the right to receive ten Parent Shares (and includes any additional Parent Shares at any time deposited or deemed deposited under the ADS Agreement and any other securities, cash and property received by the ADS Depositary in respect thereof and at such time held under the ADS Agreement); provided, that Parent expects to enter into an amendment to the ADS Agreement following completion of the Arrangement to cause each Parent ADS to represent the right to receive two Parent Shares, following the effectiveness of which holders of Parent ADSs outstanding at such time will receive additional Parent ADSs to reflect such change;

“Parent Balance Sheet” has the meaning set forth in Section 4.1(l);

“Parent Board” means the board of directors of Parent as the same is constituted from time to time;

“Parent Material Adverse Effect” means any event, change, occurrence, effect or state of facts, that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, licences, results of operations or financial condition of Parent and its Subsidiaries taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by this Agreement, except any such event, change, occurrence, effect or state of facts resulting from or arising in connection with:

a)	any change or development affecting the industries in which Parent and its Subsidiaries operate;

b)	any change or development in general economic, business or regulatory conditions, in global financial, credit, currency or securities markets or in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

c)	any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

d)	any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity;

e)	any change in IFRS;

f)	entering into this Agreement or the announcement thereof and the communication by the Company of its plans or intentions with respect to the Company, its Subsidiaries or any of their assets including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers, lenders or regulators, or any litigation relating to this Agreement;

g)	actions or inactions (i) required by this Agreement (other than with respect to the Parties’ general obligations to conduct their, and their respective Subsidiaries, respective businesses pursuant to Section 5.1 or 5.3(a), as applicable), (ii) taken by the Company or any of its Subsidiaries or (iii) that are taken with the prior written consent of the Company;

h)	any change in the market price or trading volume of any securities of Parent (it being understood that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Parent Material Adverse Effect has occurred to the extent not otherwise excluded from the definition of Parent Material Adverse Effect;

i)	the failure, in and of itself, of Parent to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred to the extent not otherwise excluded from the definition of Parent Material Adverse Effect); or

j)	any change, effect or event relating to developments in, or the outcome of, any proxy solicitation or related litigation involving Parent, any of its Subsidiaries or any of their respective Representatives that has been disclosed in the Parent Public Documents prior to the date of this Agreement;

provided, however, that any such event, change, occurrence, effect or state of facts referred to in clauses (a), (b), (c), (d) or (e) above does not disproportionately adversely affect Parent and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which Parent and its Subsidiaries operate, in which case such disproportionate effect may be taken into account; references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Parent Material Adverse Effect” has occurred;

“Parent Nominee” has the meaning set forth in Section 5.13(c);

“Parent Option” means any subsisting option or other right to acquire Parent Shares granted under the incentive share plans of Parent;

“Parent Public Documents” means all publicly available documents and information filed by Parent since January 1, 2015 with any securities commission, stock exchange or similar regulatory authority;

“Parent Shareholders” means the holders of Parent Shares and Parent ADSs;

“Parent Shares” means the ordinary shares of Parent;

“Parent Termination Fee” means an amount equal to $60 million (inclusive of any amounts in respect of value added tax, sales or turnover Tax or any other similar Tax, if applicable);

“Parent Termination Fee Event” has the meaning set forth in Section 7.3(c);

“Parties” means the Company and Parent, and “Party” means any of them;

“Permit” means any licence, permit, certificate, consent, waiver, order, grant, approval, classification, registration, flagging or other authorization of and from any Governmental Entity;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of the Company, substantially in the form of Schedule A hereto, and any amendments or variations to such plan made in accordance with Section 7.4 hereof and the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of Parent and the Company, each acting reasonably;

“POMSoX” means the Port Moresby Stock Exchange;

“Qualified Exchange” means the ASX, or another stock exchange, the listing of the CVRs on which would qualify the CVRs and the issuer of the CVRs to be exempt from the registration and reporting requirements of the U.S. Securities Act and the U.S. Exchange Act;

“Receiving Party” has the meaning set forth under Section 5.12;

“Registrar” means the registrar appointed under Section 263 of the YBCA;

“Regulatory Approvals” means a waiver granted by ASX to Parent in respect of Listing Rule 7 of the ASX Listing Rules in respect of the issue of Parent Shares contemplated by this Agreement and the Plan of Arrangement, except to the extent that the Parties after the date hereof mutually agree in writing that the approval or waiver is not required, as well as any other material approvals, decisions and confirmations that the Parties agree, acting reasonably, are required in order to complete the Arrangement;

“Representatives” has the meaning set forth under Section 5.7(a);

“Requesting Party” has the meaning set forth under Section 5.12.

“Requisite Approval” has the meaning set forth in Section 2.3(b);

“Response Period” has the meaning set forth in Section 5.7(e)(C);

“Sanctions” has the meaning set forth in Section3.1(jj);

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario);

“Securities Authorities” means the securities commissions and other securities regulatory authorities in each of the provinces and territories of Canada, the SEC and the applicable securities commissions and other securities regulatory authorities in each of the states, provinces and territories of the United States, Australia and/or Papua New Guinea (as applicable);

“Securities Laws” means:

(a)	in Canada, the Securities Act, together with all other applicable provincial and territorial securities Laws, rules and regulations and published instruments and policies thereunder;

(b)	in Australia, the Corporations Act 2001 (Cth), the Australian Securities and Commission Act 2001 (Cth), together with all other applicable rules and regulations and published policies thereunder; and

(c)	in the United States, the U.S. Exchange Act and the U.S. Securities Act, together with all other applicable state and local securities Laws, rules and regulations and published policies thereunder.

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Shareholder Rights Plan” means the Company’s Shareholder Rights Plan dated as of May 29, 2013, effective from June 24, 2013;

“Statutory Plans” means statutory benefit plans which Parent or the Company, as applicable, are required to participate in or comply with, including any benefit plan administered by any Governmental Entity and any benefit plans administered pursuant to applicable health, tax, workplace safety insurance, and employment insurance legislation;

“Subsidiary” has the meaning set forth in NI 45-106;

“Superior Proposal” means an unsolicited written bona fide Acquisition Proposal to acquire all or substantially all of the shares or assets of the Company or its Subsidiaries made after the date hereof from a Person (other than Parent):

(a)	in respect of which it has been demonstrated to the satisfaction of the Company Board, acting in good faith after consultation with its financial advisor(s) and outside legal counsel, that adequate arrangements have been made in respect of any funds and any other consideration required to complete such Acquisition Proposal and such funds and other consideration are, or are likely to be, available;

(b)	that the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, is reasonably capable of being completed without undue delay, taking into account all financial, legal regulatory and other aspects of such proposal and the Person making such proposal;

(c)	that did not arise out of or relate to a breach of Section 5.7;

(d)	that is not subject to any due diligence (except for confirmatory due diligence) or access condition;

(e)	in respect of which the Company Board determined in good faith (after the receipt of advice from their legal counsel with respect to (i) and their financial advisors with respect to (ii)) that: (i) failure to recommend such Acquisition Proposal to the Company Shareholders would be inconsistent with its fiduciary duties, and (ii) such Acquisition Proposal, taking into account all of the terms and conditions thereof, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to Company Shareholders from a financial point of view than the transactions contemplated by this Agreement (including in each case after taking into account any modifications to this Agreement proposed by the Parties as contemplated by Section 5.7(e));

“Tax Act” means the Income Tax Act (Canada);

“Tax” or “Taxes” means (a) any and all taxes, excises, assessments, imposts, levies and other similar charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other similar basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, transfer, land transfer, licence, gift, environment, net worth, sales, goods and services, harmonized sales, use, value-added, stamp, withholding, business, franchising, real or personal property, health, payroll, workers' compensation, employment or unemployment, social security; and (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a);

“Tax Returns” means any and all returns, reports, declarations and elections filed or required to be filed with a Governmental Entity in respect of Taxes, including any amendment thereof;

“Total” means Total E&P Activités Petrolières, and its successors and permitted assigns under the MOU or any Definitive Total Documentation.

“Total Transaction” has the meaning set forth in Section 4.1(v);

“Trademarks” means trade-marks, service marks and certification marks (whether or not registered), domain names, trade dress, trade-names, business names and other indicia of origin (including any registration and applications to register any of the foregoing in any jurisdiction and any extensions, modifications or renewals thereof) and including the goodwill associated with any of the foregoing;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

“U.S. Securities Act” means the United States Securities Act of 1933; and

“YBCA” means the Business Corporation Act (Yukon).

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken pursuant to this Agreement by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and “$” refers to U.S. dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of each of Parent and the Company shall have the meanings given to such terms under IFRS and all determinations of an accounting nature in respect of Parent or the Company required to be made shall be made in accordance with IFRS consistently applied.

1.7	Knowledge

(a)        In this Agreement, references to “the knowledge of the Company” means the actual knowledge of Cristian Calderon, Sheree Ford, Michael Hession, David Kirk, Daniel Murnane, Thomas Nador, Jon Ozturgut, Saxon Palmer, Matthew Pieterse, Donald Spector Isikeli Taureka after reasonable inquiry and in their capacity as officers of Company and not in their personal capacity, in each case, and does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

(b)        In this Agreement, references to “the knowledge of Parent” means the actual knowledge of Peter Botten, Michael Drew, Kieran Wulff, Ian Munro and Stephen Gardiner, after reasonable inquiry and in their capacity as officers of Parent and not in their personal capacity, in each case, and does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Form of Plan of Arrangement
Schedule B	-	Form of Arrangement Resolution
Schedule C	-	CVR Agreement

1.9	Other Definitional and Interpretive Provisions

(a)        References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)        Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, shall have the respective meanings as defined in this Agreement.

(c)        Any reference to a number of days shall refer to calendar days unless Business Days are specified.

(d)        When used in reference to the Company or its Subsidiaries, the term “material” shall be measured against the Company and its Subsidiaries, taken as a whole.

(e)        The words “hereof”, “herein”, “hereto”, “hereunder”, and “hereby” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(f)        References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any person include the successors and permitted assigns of that person.

(g)        References to a particular statute or other Law shall be to such statute or other Law and the rules, regulations and published legally binding policies made thereunder, as in force as at the date of this Agreement, and as the same may be amended, re-enacted, consolidated or replaced from time to time (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute or other Law shall be deemed to refer to such statute or other Law, as amended, and to any rules or regulations made thereunder, in each case, as of such date), and any successor statute or other Law, unless otherwise expressly provided, supplements or supersedes any such statute or other Law or any such rule, regulation or legally binding policy.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

Parent and the Company agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	AcquisitionCo

Parent may, in its sole and absolute discretion, acquire the Company Shares through a wholly-owned subsidiary (“AcquisitionCo”), provided that (i) the form of consideration to be paid to the Company Shareholders is not altered or reduced in any manner, (ii) Parent shall provide written notice to the Company of its intention to acquire the Company Shares through an AcquisitionCo at least ten (10) days prior to the Company Meeting, (iii) any such requested decision to have an AcquisitionCo acquire the Company Shares does not delay, impede, impair or prevent the completion of the Arrangement and (iv) Acquisition Co is incorporated in a jurisdiction set forth on Section 2.2 of the Company Disclosure Letter or in the reasonable opinion of the Company, the acquisition of the Company Shares by AcquisitionCo rather than Parent shall not be materially prejudicial to the Company Securityholders in the aggregate. If Parent exercises its right pursuant to and in accordance with this Section 2.2 to acquire the Company Shares through an AcquisitionCo, Parent and the Company shall reasonably cooperate in good faith to determine the steps to implement the Arrangement and to amend, modify and/or supplement the Plan of Arrangement as necessary to reflect such determinations. Parent agrees to consider in good faith any acquisition structure proposed by Company to cause the transactions contemplated by this Agreement and the Plan of Arrangement to be treated as a “reorganization” within the meaning of Section 368(a) of the Code, provided that Parent shall have no obligation to implement any such structure if Parent determines that such structure would have adverse tax, securities law or other consequences for Parent as compared to any other acquisition structure under consideration by Parent. Parent shall cause AcquisitionCo to perform all of its obligations under the Plan of Arrangement.

2.3	Interim Order

As soon as reasonably practicable following the execution of this Agreement, the Company shall, in a manner acceptable to Parent, acting reasonably, pursuant to Section 195 of the YBCA, prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)        for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)       that the requisite approval for the Arrangement Resolution (the “Requisite Approval”) shall be two-thirds of:

(i)          the votes cast on the Arrangement Resolution by the Company Shareholders present in Person or represented by proxy at the Company Meeting and voting as a single class; and

(ii)         the votes cast on the Arrangement Resolution by the Company Securityholders present in Person or represented by proxy at the Company Meeting and voting as a single class (the “Company Securityholder Approval”);

(c)       that, in all other respects, the terms, conditions and restrictions of the Company articles and by-laws, including quorum requirements and other matters, shall apply in respect of the Company Meeting;

(d)       for the grant of Dissent Rights;

(e)       for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)        that the Company Meeting may be adjourned or postponed from time to time by the Company Board subject to the terms of this Agreement without the need for additional approval of the Court;

(g)       that the record date for Company Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) of the Company Meeting, unless required by Securities Laws;

(h)       confirmation of the record date for the purposes of determining the Company Shareholders entitled to receive material and vote at the Company Meeting in accordance with the Interim Order;

(i)        that it is Parent’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Parent Shares, Parent ADSs and CVRs pursuant to the Arrangement, based on the Court's approval of the Arrangement; and

(j)        for such other matters as Parent may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed.

2.4	Company Meeting

Subject to the receipt of the Interim Order, the terms and conditions thereof and the terms of this Agreement:

(a)        The Company will convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s articles, by-laws and applicable Law as soon as reasonably practicable. The Company will, in consultation with and subject to the approval of Parent, fix and publish a record date for the purposes of determining the Company Shareholders entitled to receive notice of and vote at the Company Meeting.

(b)        The Company shall not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Company Meeting without Parent’s prior written consent (such consent not to be unreasonably withheld or delayed), except (i) in the case of adjournment, as required for quorum purposes, by Law or by valid Company Shareholder action (which action is not solicited or proposed by the Company or the Company Board) or (ii) as otherwise permitted under this Agreement.

(c)        Subject to the terms of this Agreement, the Company shall solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, and take all actions that are reasonably necessary or desirable to seek the approval of the Arrangement by Company Shareholders, provided that the Company shall not be required to continue to solicit proxies if there has been a Company Change of Recommendation.

(d)        The Company will give prior notice to Parent of the Company Meeting and allow Parent’s representatives (including any legal advisor) to attend the Company Meeting.

(e)        The Company will promptly advise Parent of any written notice of exercise or purported exercise by any registered holder of Company Shares of Dissent Rights received by the Company in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Laws, will provide Parent with an opportunity to review and comment upon any written communications sent by or on behalf of the Company to any registered holder of Company Shares exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(f)        The Company will instruct its transfer agent and registrar to advise Parent as Parent may reasonably request, and at least on a daily basis on each of the last five Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution.

(g)        The Company will allow Parent and its professional representatives to attend the Company Meeting.

2.5	Company Circular

(a)        As promptly as reasonably practicable following execution of this Agreement, the Company shall (i) prepare the Company Circular together with any other documents required by applicable Laws, (ii) file the Company Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Company Circular as required under applicable Laws and by the Interim Order (and the Company agrees to use reasonable efforts to cause the mailing date of the Company Circular to occur by June 30, 2016).

(b)        On the date of mailing thereof, the Company shall ensure that the Company Circular complies in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the Company Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting, and, without limiting the generality of the foregoing, shall take all reasonable steps to ensure that the Company Circular will not contain any misrepresentation (except that the Company shall not be responsible to Parent for any information relating to Parent and its affiliates, including in relation to the Parent Shares and Parent ADSs).

(c)        Subject to Section 5.7, the Company Circular shall (i) state that the Board has determined that the Arrangement is fair to the Company Shareholders and that the Arrangement and entry into this Agreement are in the best interests of the Company and (ii) contain the recommendation of the Company Board to Company Securityholders that they vote in favour of the Arrangement Resolution.

(d)        Parent shall provide, on a timely basis, the Company with all information regarding Parent, its affiliates and the Parent Shares and Parent ADSs, including any pro forma financial statements prepared in accordance with IFRS and applicable Laws, as required by the Interim Order or applicable Laws for inclusion in the Company Circular or in any amendments or supplements to such Company Circular. Parent and the Company shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor. Parent shall take all reasonable steps to ensure that such information does not include any misrepresentation concerning Parent and its affiliates, including in relation to the Parent Shares and Parent ADSs.

(e)        The Company and Parent each acknowledge the importance of consistency across all public documents and, in that context, Parent and its legal counsel shall be given a reasonable opportunity to review and comment on the Company Circular (and any amendment to the Company Circular) prior to the Company Circular being printed and/or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Parent and its legal counsel. The Company shall provide Parent with final copies of the Company Circular prior to the mailing to the Company Shareholders.

(f)        The Company and Parent shall each promptly notify the other if at any time before the Effective Date either becomes aware that the Company Circular contains a misrepresentation, or otherwise requires an amendment or supplement and the Parties shall co-operate in the preparation of any amendment or supplement to the Company Circular as required or appropriate, and the Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to Company Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

2.6	Recommendation of Company Board

The Company Board has unanimously:

(a)        determined that the Arrangement is in the best interests of Company;

(b)        determined that the consideration to be received by Company Shareholders pursuant to the Arrangement is fair to Company Shareholders;

(c)        approved the Arrangement and the entering into of this Agreement; and

(d)        resolved to recommend that Company Shareholders vote in favour of the Arrangement Resolution.

Notice of such approvals, determinations and resolution shall, subject to the terms hereof, be included in the Company Circular, along with the Fairness Opinion.

2.7	Securities Law Compliance

Parent and the Company shall co-operate and use commercially reasonable efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for orders, consents, filings, rulings, exemptions, no-action letters, circulars and approvals, required in connection with this Agreement and the Arrangement and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement, the Arrangement and the Plan of Arrangement, and to complete any of the transactions contemplated by this Agreement, in accordance with applicable Securities Laws.

2.8	Final Order

If (a) the Interim Order is obtained; and (b) the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, the Company shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order pursuant to Section 195 of the YBCA held as soon as reasonably practicable and, in any event, within three Business Days following the approval of the Arrangement Resolution at the Company Meeting.

2.9	Court Proceedings

Subject to the terms of this Agreement, Parent will cooperate with and assist the Company in seeking the Interim Order and the Final Order, including by providing to the Company, on a timely basis, any information reasonably required to be supplied by Parent in connection therewith. The Company will provide Parent’s outside counsel, as specified in Section 8.1(a), with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.9 or with Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing in this Agreement shall limit the Company’s ability to take any and all steps, including the filing of all manner of documents with any Governmental Entity, to enforce its rights under this Agreement, including in connection with any dispute involving the Company and its Subsidiaries on the one hand and Parent on the other hand. The Company shall also provide to Parent’s outside counsel, as specified in Section 8.1(a) and on a timely basis, copies of any notice of appearance or other Court documents served on the Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. With the Company’s prior consent (such consent not to be unreasonably withheld or delayed), legal counsel to Parent may make such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. The Company will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Parent.

2.10	Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement. On the second Business Day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by the Company with the Registrar, provided that the Articles of Arrangement shall not be sent to the Registrar pursuant to the YBCA, for endorsement and filing by the Registrar, except as contemplated by this Agreement or with Parent’s prior written consent. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the YBCA. The closing of the Arrangement will take place at 8:00 a.m. (Toronto time) on the Effective Date at such other time and place as may be agreed to by the Parties.

2.11	Payment of Consideration

Parent will, following receipt by the Company of the Final Order and on or prior to the Effective Time, deliver or cause to be delivered sufficient cash, CVRs, Parent Shares and Parent ADSs to satisfy the Consideration payable to the Company Shareholders pursuant to the Plan of Arrangement (other than Company Shareholders exercising Dissent Rights and who have not withdrawn their notice of dissent).

2.12	Announcement and Shareholder Communications

Parent and the Company shall jointly publicly announce the transactions contemplated by this Agreement promptly following the execution of this Agreement by Parent and the Company, the text and timing of such announcement to be approved in writing by the Parties in advance, acting reasonably. Parent and the Company agree to co-operate in the preparation of presentations, if any, to Company Shareholders or Parent Shareholders regarding the transactions contemplated by this Agreement and the MOU, and no Party shall (a) issue any press release or otherwise make public announcements with respect to this Agreement, the Plan of Arrangement, the MOU or the Total Transaction without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed), except as permitted by Section 5.7, or (b) subject to Section 5.5, make any filing with any Governmental Entity with respect to this Agreement or the Plan of Arrangement without the prior written consent of the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.13	Withholding Taxes

Parent, the Company and the Depositary shall be entitled to deduct and withhold from any amounts otherwise payable to any Person under this Agreement such amounts as Parent, the Company or the Depositary may be required to deduct and withhold therefrom under any provision of any applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted to the relevant Governmental Entity, such amounts shall be treated as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent that any amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable (where applicable) to a former Company Shareholder or former holder of Company Options or Company RSUs, Parent, the Company and the Depositary are authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Parent, the Company and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Parent, the Company or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

2.14	List of Shareholders

At the reasonable request of Parent from time to time, the Company shall provide Parent with a list (in both written and electronic form) of the registered Company Shareholders, together with their addresses and respective holdings of Company Shares, with a list of the names and addresses and holdings of all Persons having rights issued by the Company to acquire Company Shares (including holders of Company Options and Company RSUs) and a list of non- objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares. The Company shall from time to time require that its registrar and transfer agent furnish Parent with such additional information, including updated or additional lists of Company Shareholders and lists of holdings and other assistance as Parent may reasonably request.

2.15	ASX Listing and Potential Amendments

The Parties shall use commercially reasonable efforts to obtain the quotation of the CVRs and the Parent Shares issuable pursuant to the Arrangement or exercise of Parent Options on the ASX. If the CVRs can not be listed on the ASX despite such efforts, the Parties shall use commercially reasonable efforts to obtain the quotation of the CVRs on another Qualified Exchange. If the CVRs can not be listed on a Qualified Exchange, the Parties agree to cooperate with respect to determining and implementing such modifications to the terms of this Agreement, the Plan of Arrangement and the CVR Agreement as may be necessary in order to achieve such a listing or to ensure availability of appropriate exemptions from the registration and reporting requirements of the U.S. Securities Act and the U.S. Exchange Act with respect to the CVRs. The Parties agree to make any changes to the current structure of the proposed Plan of Arrangement or proposed CVR Agreement as provided for in this Agreement if necessary or desirable in connection with (a) obtaining admittance to the ASX (or, if the CVRs can not be listed on the ASX, a listing on another Qualified Exchange) of the CVRs and the Parent Shares issuable pursuant to the Arrangement or exercise of Parent Options, (b) to ensure continued eligibility for listing of Parent Shares under the Listing Rules and of CVRs under the listing rules of the applicable exchange or (c) if the CVRs can not be listed on a Qualified Exchange, to ensure availability of appropriate exemptions from the registration and reporting requirements of the U.S. Securities Act and the U.S. Exchange Act with respect to the CVRs, provided such changes do not (i) impact the benefits to be received by the Company Shareholders under the Arrangement, (ii) materially change the terms otherwise agreed under this Agreement and its Schedules, or (iii) otherwise impact the economics of the Arrangement.

2.16	Shareholder Rights Plan

Subject to the terms of this Agreement, the Company and the Board shall take all action necessary, immediately prior to the Effective Time, to waive the application of the Shareholder Rights Plan to the Arrangement and to ensure that the Shareholder Rights Plan does not interfere with or impede the Arrangement.

2.17	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Parent Shares, Parent ADSs and CVRs issued pursuant to the Arrangement to the Company Shareholders will be issued by Parent in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)        The procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;

(b)        The Court will be advised as to the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement;

(c)        The Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to the Company Securityholders, subject to the Arrangement;

(d)        The Company will ensure that each Company Shareholder entitled to receive Parent Shares, Parent ADSs and/or CVRs on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)        The Company Shareholders entitled to receive Parent Shares, Parent ADSs and/or CVRs will be advised that the Parent Shares, the Parent ADSs and the CVRs issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Parent in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act;

(f)        The Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to the Company Securityholders;

(g)        The Interim Order approving the Company Meeting will specify that each Company Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(h)        The Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement; and

(i)        The Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Parent, pursuant to the Plan of Arrangement.”

2.18	Treatment of Options

(a)        The Company covenants and agrees that it will use all commercially reasonable efforts to encourage and facilitate all of the holders of outstanding Company Options that do not expire prior to the Effective Date to enter into Company Cancellation Agreements with Company prior to the date of the Interim Order.

(b)        Pursuant to the Plan of Arrangement, all Company Options outstanding at the Effective Time shall be deemed terminated.

2.19	Treatment of Restricted Awards

The Parties agree that all Company RSUs shall be settled in accordance with the terms of the Company Stock Incentive Plan and the agreements governing their grants effective immediately prior to the Effective Time and all such outstanding Company RSUs shall be fully vested and paid before or concurrent with the Effective Time in accordance with their terms. The Company Data Room includes a list of all Company RSUs outstanding on the date hereof, including without limitation the following: the names of the holders of Company RSUs; the date of grant and the date of expiry of all Company RSUs; the amount required to be withheld on the payment of any award value to satisfy Company’s Tax withholding obligations; and the number of Company RSUs held by each holder.

2.20	Dissenting Shareholders

Registered Company Shareholders entitled to vote at the Company Meeting may exercise Dissent Rights with respect to their Company Shares in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement and the Interim Order. The Company shall give Parent prompt notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such Dissent Rights and received by Company and promptly provide Parent with copies of such notices and written objections and all other correspondence related thereto, and subject to applicable Laws, shall provide Parent with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution and reasonable consideration shall be given to any comments made by Parent and its counsel prior to sending any such written communications. The Company will, upon request of Parent, use all reasonable commercial efforts to obtain the withdrawal of any dissent notice (provided that the Company shall not be required to make or commit to make any payments or concessions). Notwithstanding the foregoing, the Company shall not settle any claims with respect to Dissent Rights without the prior written consent of Parent. Parent will have the right, upon written notice to the Company, to participate, at its own expense, in the Company’s negotiations with Company Shareholders who have exercised Dissent Rights.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Representations and Warranties

Except as disclosed in the Company Data Room, in the Company Public Documents (other than any disclosures contained under the captions “Risk Factors” or “Forward Looking Statements” and any other disclosures contained in such documents that are predictive, cautionary or forward-looking in nature) or in the Company Disclosure Letter, the Company represents and warrants to Parent as follows, and acknowledges that Parent is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)        Organization and Qualification. The Company is duly incorporated and validly existing under the YBCA and has the corporate power and authority to own its assets and conduct its business as now owned and conducted. The Company is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licenced or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations, consents and approvals required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be so qualified will not, individually or in the aggregate, have a Company Material Adverse Effect. True and complete copies of the organizational documents of the Company have been disclosed in the Company Data Room, and the Company has not taken any action to amend or supersede such documents.

(b)        Authority Relative to this Agreement. The Company has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it pursuant to this Agreement and to perform its obligations pursuant to this Agreement and pursuant to such agreements and documents. The execution and delivery of this Agreement and the agreements and other documents to be entered into by it under this Agreement and the consummation by the Company of the transactions contemplated by this Agreement and by such other agreements and documents have been duly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the agreements and other documents to be entered into by it pursuant to this Agreement other than the Requisite Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable by Parent against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)        No Conflict; Required Filings and Consent. The execution and delivery by the Company of this Agreement and the performance by it of its obligations pursuant to this Agreement and the completion of the Arrangement will not:

(i)          subject to receipt of the Regulatory Approvals, violate, conflict with or result in a breach of:

(A)        any provision of the articles, by-laws or other organizational documents of the Company, except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect;

(B)        any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, or Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect; or

(C)        any Law to which the Company or any of its Subsidiaries is subject or by which Parent or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect;

(ii)         cause a suspension or revocation of an authorization for (A) a Designated Licence or (B) except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, any other consent, approval, licence or Permit currently in effect;

(iii)        subject to receipt of the Regulatory Approvals, give rise to any right of termination, or the acceleration of any indebtedness, under any agreement, contract, indenture, deed of trust, mortgage, bond, instrument or Authorization to which the Company or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect; or

(iv)        give rise to any rights of first refusal or rights of first offer, trigger any change in control provision or any restriction or limitation under any agreement, contract, indenture, deed of trust, mortgage, bond, instrument or Authorization, or result in the imposition of any Lien upon any of the Company’s assets or the assets of any of its Subsidiaries, except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

Other than the Regulatory Approvals, compliance with any applicable Securities Laws, stock exchange rules and policies, the Interim Order, the Final Order and the filing of the Articles of Arrangement, no Authorization of, or filing with, any Governmental Entity is necessary on the part of the Company or any of its Subsidiaries for the consummation by the Company of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by the Company or any of its Subsidiaries under any of its Authorizations, except for such Authorizations and filings as to which the failure to obtain or make would not, individually or in the aggregate, result in a Company Material Adverse Effect.

(d)        Subsidiaries. All of the Company’s Subsidiaries and the Company's material interests in any Person have been disclosed in the Company Data Room. Each Subsidiary of the Company is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not have a Company Material Adverse Effect. The Company beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries and no Person holds any securities convertible or exchangeable into securities of such Subsidiary or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase or issuance of any shares or other securities of such Subsidiary. All of the outstanding shares owned (directly or indirectly) by the Company in the capital of each of its material Subsidiaries that is a corporation are validly issued, fully-paid and non- assessable and all such shares are owned free and clear of all Liens and, subject to the Company Credit Agreement, any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares.

(e)        Compliance with Laws. To the knowledge of the Company:

(i)           the operations of the Company and its Subsidiaries have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of the Company or of any of its Subsidiaries and none of the Company or any of its Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have or reasonably be expected to have a Company Material Adverse Effect;

(ii)          the Company has complied with, performed, observed and satisfied all material terms, conditions, covenants, obligations and liabilities which have arisen under any title and operating documents affecting its interests in its assets or any applicable Laws relating to such interests and which are required to be satisfied, performed or observed by the Company, except for non-compliance which, individually or in the aggregate, would not have or reasonably be expected to have a Company Material Adverse Effect; and

(iii)         none of the Company or any of its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (a) its articles or by-laws or equivalent organizational documents; or (b) any agreement or understanding to which it is a party or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have or reasonably be expected to have a Company Material Adverse Effect.

(f)        Authorizations. The Company has all material Authorizations, including material recognition orders and amendments to such Authorizations and exemptions from recognition, in respect of the status of the Company and each of its applicable Subsidiaries as regulated entities by the applicable Governmental Entities. Such Authorizations are all of the Authorizations required by the Company and its Subsidiaries for the ownership, operation and use of the assets of the Company and its Subsidiaries or otherwise in connection with carrying on the business and operations of the Company and its Subsidiaries in compliance with all applicable Laws, except where the failure to have any such Authorization, individually or in the aggregate, would not have a Company Material Adverse Effect. Such Authorizations are in full force and effect in accordance with their terms, and the Company and its Subsidiaries have fully complied with and are in compliance with all material Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Company Material Adverse Effect. To the knowledge of the Company, there is no action, investigation or proceeding pending or threatened regarding any of the material Authorizations. None of the Company or any of its Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Company Material Adverse Effect and, to the knowledge of the Company, all such Authorizations continue to be effective in order for the Company and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. No Person other than the Company or a Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

(g)       Capitalization and Listing.

(i)          The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which 1,035,554 series A preferred shares have been authorized. As of the date of this Agreement, there are: (A) 49,683,779 Company Shares validly issued and outstanding; (B) no preferred shares issued or outstanding; (C) outstanding Company Options providing for the issuance of 60,000 Company Shares upon the exercise thereof; and (D) outstanding Company RSUs providing for the issuance of 694,799 Company Shares upon the exercise thereof. The terms of the Company Options (including exercise price) and Company RSUs are disclosed in the Company Data Room. Except for the Company Options and Company RSUs referred to in this Section 3.1(g)(i) and the Shareholder Rights Plan, there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, contracts, instruments, commitments or obligations of the Company or any of its Subsidiaries to issue or sell any shares of the Company or of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of the Company or any of its Subsidiaries, and other than the Company Employee Share Plans, there are no equity or security based compensation arrangements maintained by the Company. No Person is entitled to any pre-emptive or other similar right granted by the Company or any of its Subsidiaries. The Company Shares are listed on the NYSE and the POMSoX, and are not listed on any other market.

(ii)         A schedule aggregating all outstanding grants to holders of Company Options and Company RSUs and the number, exercise price, vesting schedule (where applicable) and expiration dates of each grant to such holders has been provided in the Company Data Room. All Company Shares that may be issued pursuant to the exercise of outstanding Company Options will, when issued in accordance with the terms of the Company Options be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(iii)        As of the date hereof, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Shares or any shares of any of its Subsidiaries. No Subsidiary of the Company owns any Company Shares.

(iv)        No securities commission, stock exchange or similar regulatory authority in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company, no such proceeding is, to the knowledge of the Company, pending, contemplated or threatened and the Company is not, to its knowledge, in default of any requirement of any Securities Laws, rules or policies applicable to the Company or its securities. No order prohibiting the sale of securities of the Company has been issued and is outstanding against the Company or its directors or officers.

(h)       Shareholder and Similar Agreements. The Company is not party to and does not have any knowledge of any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Company.

(i)        Reporting Issuer Status. As of the date hereof, the Company is a reporting issuer not in default (or the equivalent) under the Securities Laws of Alberta, British Columbia and Ontario.

(j)        Reports. The Company has filed with all applicable Securities Authorities true and complete copies of all Company Public Documents that the Company is required to file therewith. The Company Public Documents at the time filed: (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable Securities Laws. No material change has occurred in relation to the Company which is not disclosed in the Company Public Documents and the Company has not filed any confidential material change reports which continue to be confidential.

(k)        Stock Exchange Compliance. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of each of the NYSE and the POMSoX.

(l)        Financial Statements.

(i)         The audited consolidated financial statements for the Company as of and for each of the fiscal years ended on December 31, 2015, December 31, 2014, and December 31, 2013, including the notes thereto and the interim consolidated financial statements for the Company for the period ended March 31, 2016, including the notes thereto, have been, and all financial statements of the Company which are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of the Company and its Subsidiaries as of the respective dates of such financial statements and its results of operations and cash flows for the respective periods covered by such financial statements (except as may be indicated expressly in the notes thereto).

(ii)        The management of the Company has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to the Company’s management, including its chief executive officers and chief financial officers (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)       The Company maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company and its Subsidiaries are being made only with authorizations of management and directors of the Company and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of the Company, as of the date of this Agreement: (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

(iv)       Since December 31, 2014, none of the Company, any of its Subsidiaries or, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Company Board.

(m)     Undisclosed Liabilities. None of the Company or any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the audited balance sheet of the Company as of December 31, 2015 (the “Company Balance Sheet”) or disclosed in the notes thereto; or (b) liabilities and obligations incurred in the ordinary course of business since December 31, 2015, that are not and would not, individually or in the aggregate with all other liabilities and obligations of the Company and its Subsidiaries (other than those disclosed on the Company Balance Sheet and/or in the notes to the Company financial statements), reasonably be expected to have a Company Material Adverse Effect.

(n)      Directors' and Officers' Liability Insurance. To the knowledge of the Company, the Company, its Subsidiaries, and each of their respective directors has not done or omitted to do any action that would make any directors' and officers' liability insurance policies maintained by the Company and its Subsidiaries which are in effect as at the date of this Agreement void, voidable or unenforceable, and the Company, its Subsidiaries and each of their respective directors are not aware of any circumstance that would make any such insurance policies void, voidable or unenforceable.

(o)      Employment Matters.

(i)         Neither the Company nor any of its Subsidiaries has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer, employee or consultant in connection with the termination of their position or their employment as a result of the transaction contemplated by this Agreement.

(ii)        As of the date of this Agreement, all anticipated payments required to be made by the Company or its Subsidiaries to directors, officers, consultants and employees of the Company or its Subsidiaries prior to the Effective Date under any contract settlements, bonus plans, retention arrangements, change of control agreements and severance obligations (whether resulting from termination or alteration of duties) are set forth in the Company Data Room.

(iii)       None of the Company or any of its Subsidiaries: (A) is a party to any collective bargaining agreement; or (B) is subject to any application for certification or, to the knowledge of the Company, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of the Company, no fact or event exists that is likely to give rise to a change in the representation in this Subsection 3.1(o) on or before the Effective Date.

(iv)       As of the date of this Agreement, none of the Company or any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of the Company, threatened, or any litigation actual, or to the knowledge of the Company, threatened, relating to employment or termination of employment of employees or independent contractors, except for such claims or litigation which individually or in the aggregate would not have or be reasonably expected to have a Company Material Adverse Effect.

(v)        The Company Data Room contains true and complete copies of all material Company Employee Share Plans and there are no contracts, commitments, agreements, arrangements or understandings between (A) the Company or any of its Subsidiaries on the one hand and (B) any participant in a Company Employee Share Plan on the other, which would result in a Company Option or a Company RSU vesting solely as a result of the transaction contemplated by this Agreement.

(p)       Absence of Certain Changes or Events. Since December 31, 2015 and except as otherwise permitted by Section 5.1:

(i)         the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business;

(ii)        there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, a Company Material Adverse Effect;

(iii)       there has not been any change in the financial accounting practices used by the Company and its Subsidiaries; and

(iv)        there has not been any redemption, repurchase or other acquisition of Company Shares by the Company, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Company Shares.

(q)       Accuracy and Completeness of Information. To the knowledge of the Company, (i) the data and information in respect of the Company and its Subsidiaries and their respective assets, liabilities, business and operations prepared by the Company or its Subsidiaries or their advisors and provided in the Company Data Room or in response to Parent’s due diligence requests, to Parent or its advisors, was accurate and correct in all material respects as at the respective dates thereof, and (ii) the documents prepared by third parties represent faithful copies of such documents as in the Company’s or its Subsidiaries’ possession.

(r)        Litigation. As of the date of this Agreement there is no claim, action, inquiry, proceeding or investigation in effect or ongoing or, to the knowledge of the Company, pending or threatened against or relating to the Company or any of its Subsidiaries (or, to the knowledge of the Company, any of their respective, directors, officers, employees, agents and consultants, in each case acting in such capacity), the business of the Company or any of its Subsidiaries or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have, a Company Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(s)       Taxes.

(i)          Each of the Company and its Subsidiaries has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and the Company and each of its Subsidiaries has paid all Taxes (including any Taxes required to be withheld or collected from payments to or from employees, shareholders or other third parties), which are due and payable by it whether or not assessed by the appropriate Governmental Entity, in each case, except with respect to matters for which adequate accruals or reserves are reflected, in accordance with IFRS, in the financial statements of the Company;

(ii)        There are no proceedings, investigations, audits or claims now pending against the Company or any of its Subsidiaries in respect of any Taxes and there are no matters under audit or appeal with any Governmental Entity relating to Taxes;

(iii)        For the purposes of the Tax Act and any other relevant Tax purposes:

(A)        the Company is resident in Canada and is not resident in any other country; and

(B)        each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country;

(iv)        There are no Liens for material Taxes upon any properties or assets of the Company or any of its Subsidiaries (other than statutory Liens for Taxes not yet due and payable);

(v)        The Company and its Subsidiaries have not entered into any material transactions or arrangements with persons with whom they do not deal at arm's length (for purposes of the Tax Act) otherwise than for consideration equal to fair market value;

(vi)        The Company has made available true copies of all material Tax Returns for tax years ended December 31, 2013 and December 31, 2014; and

(vii)       No written Claim has been made in the past five years by a Governmental Entity in a jurisdiction where the Company and its Subsidiaries do not file income Tax Returns that they are or may be subject to the imposition of any income Tax by that jurisdiction;

(t)        Benefit Plans.

(i)          A true and complete list of all material Company Benefit Plans has been provided in the Company Data Room. The Company and its Subsidiaries have no material liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof.

(ii)         (A) no Company Benefit Plan is a “registered pension plan” as that term is defined in the Tax Act; (B) no Company Benefit Plan is a Multi- Employer Plan; and (C) there is no entity other than the Company and/or its Subsidiaries participating in any Company Benefit Plan.

(iii)        Each material Company Benefit Plan has been established, registered, amended, funded, administered, and invested in all material respects in accordance with its terms and applicable Laws and any contributions required to be made under each material Company Benefit Plan, as of the date hereof, have been timely made in accordance with the terms of each material Company Benefit Plan and applicable Laws, and all obligations in respect of each Company Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for the Company in accordance with IFRS as of and for the fiscal year ended on December 31, 2015, including the notes thereto and the report by the Company’s auditors thereon. There are no investigations, examinations or other proceeding, action or claim initiated by a Governmental Entity (other than routine claims for payment of benefits) pending or to the knowledge of the Company or its Subsidiaries, threatened involving any Company Benefit Plan or its assets, and no facts exist which could reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim (other than routine claims for payment of benefits).

(iv)        No event has occurred respecting any Company Benefit Plan which would entitle a Person (without the consent of the Company) to wind-up or terminate any Company Benefit Plan in whole or in part, except where such wind-up or termination would not reasonably be expected to have a Company Material Adverse Effect.

(v)        There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to or change in employee participation, coverage, or benefits provided under any Company Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. There has been no formal plan, commitment, or promise whether legally binding or not, to create any additional material Company Benefit Plans.

(vi)        There are no unfunded liabilities in respect of any Company Benefit Plan which provides pension benefits, superannuation benefits or retirement savings, or any supplemental pension plans.

(vii)       No liabilities or obligations under any of the Company Benefit Plans in respect of any employees on disability would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(viii)      None of the Company Benefit Plans, or any insurance contract relating to any such Company Benefit Plan, require or permit a retroactive increase in premiums or payments on termination of the Company Benefit Plan or any insurance contract relating to any such Company Benefit Plan, except where such increase or payments, individually or in the aggregate, would not have a Company Material Adverse Effect.

(ix)        Neither the execution of this Agreement, nor the consummation of the Arrangement will (A) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof; (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans; or (C) except as may be required in connection with Section 5.5, limit or restrict the right of Company or, after the consummation of the Arrangement, Parent to merge, amend or terminate any of the Company Benefit Plans.

(u)        Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(v)        Material Contracts. To the knowledge of the Company, the Company and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts. To the knowledge of the Company, neither the Company nor any of its Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Company Material Adverse Effect. None of the Company or any of its Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party to such Material Contract except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Company Material Adverse Effect. Prior to the date hereof, the Company has made available to Parent true and complete copies of all of the Material Contracts of the Company. All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by the Company (or a Subsidiary of the Company, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties to such Material Contract. The Company has not received any written or, to the knowledge of the Company, other notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or any of its Subsidiaries, and, to the knowledge of the Company, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(w)      Brokers; Expenses. Except for the fees to be paid to Morgan Stanley, Credit Suisse and UBS pursuant to their engagement letters with the Company, none of the Company, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(x)       Transaction Costs. As of the date of this Agreement, the Company Transaction Costs are estimated to be consistent with the amounts previously disclosed by the Company to Parent.

(y)       Corporate Records. The corporate records and minute books, books of account and other records of the Company, each of the Company’s Subsidiaries and each predecessor of the Company or a Subsidiary of the Company have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects.

(z)        Transfer Agent. Computershare Investor Services Inc., at its principal office in Toronto, Ontario, Canada, is the duly appointed registrar and transfer agent of the Company with respect to the Company Shares.

(aa)     No Royalty or Other Interest. To the Company’s knowledge, no Person (other than the Company and its Subsidiaries) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any Designated Licences that will be effective after the Effective Date.

(bb)    Non-Arm’s Length Transactions. Neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries or, to the Company’s knowledge, any of their respective affiliates or associates (except for amounts due in the ordinary course of business, including salaries, bonuses and director's fees or the reimbursement of expenses). There are no material Contracts of the Company or its Subsidiaries with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of any shareholder, officer or director of the Company or any of its Subsidiaries, or, to the Company’s knowledge, any of their respective affiliates or associates. There are no outstanding loans made by the Company or any of its Subsidiaries to any director, officer, insider or other non-arm’s length party of the Company or of a Subsidiary of the Company.

(cc)     Guarantees, Indemnification, Etc. The Company is not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting and agency agreements and in the ordinary course provided to its lenders and to services providers and in title documentation applicable to its assets) or any like commitment, in each case in excess of $5 million, in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person (other than a Subsidiary of the Company).

(dd)    Oil and Gas Matters.

(i)          As of the date of this Agreement, the Company does not have any currently outstanding interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments.

(ii)         Although it does not warrant title, the Company does not have any reason to believe that the Company or any of its Subsidiaries do not have good and marketable title to the Designated Licences and except as disclosed in the Company Public Documents or arising in the ordinary course of business, the Company represents and warrants that the Designated Licences are free and clear of all Liens, charges, encumbrances, restrictions or adverse claims created by, through or under the Company or any of its Subsidiaries.

(iii)        The Company and each of its Subsidiaries has duly and timely satisfied all of the material obligations required to be satisfied, performed and observed by it under, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by the Company or any of its Subsidiaries under each Designated Licence and each Designated Licence is enforceable and in full force and effect.

(ee)     Net Debt. As of May 17, 2016, the Company’s Net Debt does not exceed $188.2 million.

(ff)      Insurance.

(i)         Each of the Company and its Subsidiaries is, and has been continuously since December 31, 2014, insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company and its Subsidiaries and their respective assets consistent with industry practices.

(ii)         The third party insurance policies of the Company and its Subsidiaries are in full force and effect in accordance with their terms, and the Company and its Subsidiaries are not in default under the terms of any such policy. There has not been any proposed or, to the knowledge of the Company, threatened termination of, or premium increase with respect to, any of such policies.

(gg)    Credit Facilities. As of the date of this Agreement, (i) the Company is not in default under the Company Credit Agreement, (ii) the Company’s total borrowing capacity under the Company Credit Agreement is $400 million (iii) the Company has not received any notice of reduction of its borrowing capacity under the Company Credit Agreement and (iv) the Company has no bank facilities other than the Company Credit Agreement.

(hh)    Investment Canada Act. The Company is not, nor does it control, a Canadian business within the meaning of the Investment Canada Act.

(ii)       Corrupt Practices Legislation.

None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would constitute a violation by such persons of the Corruption of Foreign Public Officials Act (Canada) or the Foreign Corrupt Practices Act of 1977 (United States) (collectively, the “Corruption Acts”) or any similar legislation in any jurisdiction in which the Company or its Subsidiaries conduct their business and to which the Company or its Subsidiaries may be subject.

(jj)       Sanctions.

Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of the Company or any of its Subsidiaries has been or is currently subject to any economic or financial sanctions or trade embargoes imposed, authorized, administered or enforced by any Sanctions Authority (collectively, “Sanctions”), other than any laws, sanctions or trade embargoes of general applicability, or has acted, whether directly or indirectly, in violation of any Sanctions.

(kk)     Fairness Opinion. The Company has received the Fairness Opinion.

(ll)       Foreign Private Issuer. The Company is a "foreign private issuer" within the meaning of Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act.

(mm)   Exchange Act. Other than the Company Shares, (i) no class of securities of the Company is registered or required to be registered pursuant to Section 12 of the U.S. Exchange Act; and (ii) neither the Company nor any of its Subsidiaries have a reporting obligation (whether active or suspended) pursuant to Section 15(d) of the U.S. Securities Act.

(nn)     Investment Company. The Company is not registered nor, assuming it was incorporated in the United States, required to be registered as an "investment company" pursuant to the United States Investment Company Act of 1940, as amended.

3.2	Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

3.3	Disclaimer of Additional Representations and Warranties

Parent agrees and acknowledges that, except as expressly set forth in this Article 3 neither the Company nor any other persons on behalf of the Company makes any representation or warranty, express or implied, at Law or in equity, with respect to the Company, its Subsidiaries, their respective businesses, the past, current or future financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, the Company expressly disclaims any representation or warranty that is not set forth in this Agreement. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent or any other person resulting from the distribution or failure to distribute to Parent, or Parent’s use of, any such information, including any information, documents, projections, estimates forecasts of other material made available to Parent in any physical data room, in the Company Data Room or otherwise and maintained by the Company for purposes of the transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 3.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT

4.1	Representations and Warranties

Except as disclosed in the Parent Public Documents (other than any disclosures contained under the caption “Material Business Risks” and any other disclosures contained in such documents that are predictive, cautionary or forward-looking in nature), Parent represents and warrants to the Company as follows, and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)          Organization and Qualification. Parent is duly incorporated and validly existing under the laws of Papua New Guinea and has the corporate power and authority to own its assets and conduct its business as now owned and conducted. Parent is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licenced or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations, consents and approvals required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be so qualified will not, individually or in the aggregate, have a Parent Material Adverse Effect. True and complete copies of the organizational documents of Parent have been disclosed to the Company, and Parent has not taken any action to amend or supersede such documents.

(b)          Authority Relative to this Agreement. Parent has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it pursuant to this Agreement and to perform its obligations pursuant to this Agreement and such agreements and documents. The execution and delivery of this Agreement and the agreements and other documents to be entered into by it pursuant to this Agreement, including the CVR Agreement, and the consummation by Parent of the transactions contemplated by this Agreement and by such agreements and documents have been duly authorized by the Parent Board and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement and the agreements and other documents to be entered into by it pursuant to this Agreement. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding obligation of Parent, enforceable by the Company against Parent in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction. No vote of any shareholder of Parent is required in connection with this Agreement or the transactions contemplated by this Agreement.

(c)          No Conflict; Required Filings and Consent. The execution and delivery by Parent of this Agreement and the performance by it of its obligations pursuant to this Agreement and the completion of the Arrangement will not:

(i)          subject to receipt of the Regulatory Approvals, violate, conflict with or result in a breach of:

(A)         any provision of the articles of association, by-laws or other organizational documents of Parent, except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect;

(B)         any agreement, contract, indenture, deed of trust, mortgage, bond, instrument or Authorization to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect; or

(C)         any Law to which Parent or any of its Subsidiaries is subject or by which Parent or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect;

(ii)         cause a suspension or revocation of an authorization for a consent, approval, licence or Permit currently in effect, except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect;

(iii)        subject to receipt of the Regulatory Approvals, give rise to any right of termination, or the acceleration of any indebtedness, under any agreement, contract, indenture, deed of trust, mortgage, bond, instrument or Authorization to which Parent or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect; or

(iv)        give rise to any rights of first refusal or rights of first offer, trigger any change in control provision or any restriction or limitation under any agreement, contract, indenture, deed of trust, mortgage, bond, instrument or Authorization, or result in the imposition of any Lien upon any of Parent’s assets or the assets of any of its Subsidiaries, except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

Other than the Regulatory Approvals, compliance with any applicable Securities Laws, stock exchange rules and policies, the Interim Order, the Final Order, and the filing of the Certificate of Arrangement and Articles of Arrangement, no Authorization of, or filing with, any Governmental Entity is necessary on the part of Parent or any of its Subsidiaries for the consummation by Parent of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Parent or any of its Subsidiaries under any of its Authorizations, except for such Authorizations and filings as to which the failure to obtain or make would not, individually or in the aggregate, result in a Parent Material Adverse Effect.

(d)          Compliance with Laws. To the knowledge of Parent:

(i)          the operations of Parent and its Subsidiaries have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Parent or of any of its Subsidiaries and none of Parent or any of its Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Parent Material Adverse Effect; and

(ii)         none of Parent or any of its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (a) its articles or by- laws or equivalent organizational documents; or (b) any agreement or understanding to which it is a party or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(e)          Authorizations. Parent has all material Authorizations in respect of the status of Parent and each of its applicable Subsidiaries as regulated entities by the applicable Governmental Entities. Such Authorizations are all of the Authorizations required by Parent and its Subsidiaries for the ownership, operation and use of the assets of Parent and its Subsidiaries or otherwise in connection with carrying on the business and operations of Parent and its Subsidiaries in compliance with all applicable Laws, except where the failure to have any such Authorization, individually or in the aggregate, would not have a Parent Material Adverse Effect. Such Authorizations are in full force and effect in accordance with their terms, and Parent and its Subsidiaries have fully complied with and are in compliance with all material Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Parent Material Adverse Effect. To the knowledge of Parent, there is no action, investigation or proceeding pending or threatened regarding any of the material Authorizations. None of Parent or any of its Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Parent Material Adverse Effect and, to the knowledge of Parent, all such Authorizations continue to be effective in order for Parent and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted.

(f)          Capitalization and Listing.

(i)          As of the date of this Agreement there are: (A) 1,522,692,597 Parent Shares validly issued and outstanding as fully-paid shares of Parent; (B) no outstanding Parent Options providing for the issuance of Parent Shares upon the exercise thereof; and (C) 44,193 Parent ADSs validly issued and outstanding. The terms of the Parent Options (including exercise prices) are disclosed in Parent’s Public Documents. Except for the Parent Options referred to in this Section 4.1(f)(i), there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments or obligations of Parent or any of its Subsidiaries to issue or sell any shares of Parent or of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Parent or any of its Subsidiaries The Parent Shares are listed on the ASX and the POMSoX, and are not listed or quoted on any other market. Parent is in compliance in all material respects with the ADS Agreement, and Parent has made available to the Company a true and complete copy of the ADS Agreement.

(ii)         As of the date hereof, other than pursuant to the ADS Agreement, there are no outstanding contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Shares, Parent ADSs or any shares of any of its Subsidiaries. No Subsidiary of Parent owns any Parent Shares or Parent ADSs.

(iii)        No securities commission, stock exchange or similar regulatory authority in Canada has issued any order which is currently outstanding preventing or suspending trading in any securities of Parent, no such proceeding is, to the knowledge of Parent, pending, contemplated or threatened and Parent is not, to its knowledge, in default of any requirement of any Securities Laws, rules or policies applicable to Parent or its securities. No order prohibiting the sale of securities of Parent has been issued and is outstanding against Parent or its directors or officers.

(g)          Status. As of the date hereof, Parent is not in default (or the equivalent) under the Securities Laws of Australia.

(h)          U.S. Securities Law Matters.

(i)          There is no class of securities of Parent which is registered pursuant to Section 12 of the U.S. Exchange Act, nor is Parent subject to any reporting obligation (whether active or suspended) pursuant to section 15(d) of the U.S. Exchange Act. Parent is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the U.S. Exchange Act.

(ii)         Parent is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(iii)        The Parent Shares and Parent ADSs have not been traded on any national securities exchange in the United States during the past 12 calendar months, and will not be so traded prior to the Effective Date.

(i)          Reports. Parent has filed with all applicable Securities Authorities true and complete copies of the Parent Public Documents that Parent is required to file therewith. Parent Public Documents at the time filed: (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable Securities Laws.

(j)          Listing Authorities Compliance. Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of each of the ASX and the POMSoX.

(k)          Financial Statements.

(i)          The audited consolidated financial statements for Parent as of and for each of the fiscal years ended on December 31, 2015, December 31, 2014 and December 31, 2013, including the notes thereto have been, and all financial statements of Parent which are publicly disseminated by Parent in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of Parent and its Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered by such financial statements (except as may be indicated expressly in the notes thereto).

(ii)         The management of Parent has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Parent in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Parent in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Parent’s management, including its chief executive officers and chief financial officers (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)        Parent maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Parent and its Subsidiaries are being made only with authorizations of management and directors of Parent and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of Parent, as of the date of this Agreement: (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Parent that are reasonably likely to adversely affect the ability of Parent to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Parent.

(iv)        Since December 31, 2014, none of Parent, any of its Subsidiaries or, to Parent’s knowledge, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Parent Board.

(l)          Undisclosed Liabilities. None of Parent or any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the audited balance sheet of Parent as of December 31, 2015 (the “Parent Balance Sheet”) or disclosed in the notes thereto; or (b) liabilities and obligations incurred in the ordinary course of business since December 31, 2015, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Parent and its Subsidiaries (other than those disclosed on the Parent Balance Sheet and/or in the notes to the Parent financial statements), reasonably be expected to have a Parent Material Adverse Effect.

(m)          Absence of Certain Changes or Events. Since December 31, 2015 and except as otherwise permitted by Section 5.3:

(i)          Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business;

(ii)         there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, a Parent Material Adverse Effect;

(iii)        there has not been any change in the accounting practices used by Parent and its Subsidiaries; and

(iv)        there has not been any redemption, repurchase or other acquisition of Parent Shares or Parent ADSs by Parent, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Parent Shares or Parent ADSs other than as required by the ADS Agreement.

(n)          Litigation. As of the date of this Agreement, there is no claim, action, inquiry, proceeding or investigation in effect or ongoing or, to the knowledge of Parent, pending or threatened against or relating to Parent or any of its Subsidiaries (or, to the knowledge of Parent, any of their respective directors, officers, employees, agents and consultants, in each case acting in such capacity), the business of Parent or any of its Subsidiaries or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have, a Parent Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(o)          Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Parent or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(p)          Brokers; Expenses. Except for the fees to be paid to Macquarie Capital (Australia) Limited and Goldman Sachs Australia pursuant to their engagement letters with Parent (copies of which have been provided to the Company), none of Parent, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(q)          Parent Shares. The Parent Shares and Parent ADSs to be issued pursuant to the Arrangement will, in all cases, be duly and validly issued, fully paid and free of pre-emptive rights and Liens on their respective dates of issue. The Parent ADSs to be issued pursuant to the Arrangement will be issued in accordance with the ADS Agreement.

(r)          Board Approval. The Parent Board has unanimously approved the Arrangement and determined that the Arrangement is in the best interests of Parent.

(s)          Corrupt Practices Legislation.

None of Parent, any of its Subsidiaries or, to the knowledge of Parent, any director, officer, agent, employee, affiliate or other person acting on behalf of Parent or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would constitute a violation by such persons of a Corruption Act or any similar legislation in any jurisdiction in which Parent or its Subsidiaries conduct their business and to which Parent or its Subsidiaries may be subject.

(t)          Sanctions. Neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Parent or any of its Subsidiaries has been or is currently subject to any Sanctions, other than any laws, sanctions or trade embargoes of general applicability, or has acted, whether directly or indirectly, in violation of any Sanctions.

(u)          Financing. Parent has and will have available to it as of the Effective Time all funds, including existing cash on hand and undrawn debt facilities, necessary to consummate the transactions contemplated by this Agreement and the Plan of Arrangement and to perform its obligations under this Agreement and the Plan of Arrangement.  Parent expressly acknowledges that the obligations of Parent under this Agreement and the Plan of Arrangement are not contingent on the availability of any financing.

(v)         Total Transaction. (i) Prior to the execution of this Agreement, Parent has delivered to the Company a true, correct and complete copy of an executed memorandum of understanding dated May 17, 2016 (the “MOU”) between Parent and Total in respect of the proposed acquisition by Total of certain assets from Parent or its Affiliates following the Effective Time (the “Total Transaction”). As of the date of this Agreement, the MOU has not been amended or modified and no such amendment or modification is pending or intended. As of the date hereof, there are no side letters, arrangements or other agreements related to the Total Transaction other than the MOU. (ii) As of the date hereof, there is no default or breach under the MOU by Parent or any of its Affiliates or, to the knowledge of Parent, Total, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or any of its Affiliates or, to the knowledge of Parent, Total, under the MOU.

4.2           Survival of Representations and Warranties

The representations and warranties of Parent contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

4.3           Disclaimer of Additional Representations and Warranties

The Company agrees and acknowledges that, except as expressly set forth in this Article 4, neither Parent nor any other persons on behalf of Parent makes any representation or warranty, express or implied, at Law or in equity, with respect to Parent, its Subsidiaries, their respective businesses, the past, current or future financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, Parent expressly disclaims any representation or warranty that is not set forth in this Agreement. Neither Parent nor any other person will have or be subject to any liability or indemnification obligation to the Company or any other person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates forecasts or other material made available to the Company in any physical data room, the Parent Data Room or otherwise and maintained by Parent for purposes of the transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty expressly set forth in this Article 4.

ARTICLE 5
COVENANTS

5.1           Covenants of Company Regarding the Conduct of Business

The Company covenants and agrees that, prior to the Effective Date, unless (1) Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed, and in any event Parent will respond within five Business Days of any written request for consent), (2) as otherwise expressly contemplated or permitted by this Agreement or the Company Disclosure Letter, or (3) required by applicable Law:

(a)          The Company shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities in, the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact the Company and its assets, to keep available the services of its officers and employees as a group and to maintain relationships consistent with past practice with customers, employees, Governmental Entities and others having business relationships with them, and to keep Parent apprised of all material developments relating to the businesses of the Company and its Subsidiaries. For greater certainty, the Company shall, and shall be permitted to, take any actions to make any changes to its Authorizations, or apply for any new Authorizations, as may be necessary for it to continue to operate its business in compliance with all applicable Laws;

(b)          Without limiting the generality of Subsection 5.1(a), the Company shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, do any of the following:

(i)          issue, deliver or sell, or authorize the issuance, delivery or sale of any shares of capital stock, any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, of the Company or any of its Subsidiaries, or any Company RSUs, other than the issuance, delivery or sale of: (A) Company Shares on the exercise of Company Options or Company RSUs outstanding on the date of this Agreement or as granted hereafter in compliance with this Section 5.1(b); (B) Company Options or Company RSUs to be granted pursuant to the plan to be approved at the Company’s annual meeting on June 14, 2016, including any adjournment or postponement thereof; or (C) any shares of capital stock of any Subsidiary of the Company to the Company or any other wholly-owned Subsidiary of the Company;

(ii)         sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer any assets of the Company or any of its Subsidiaries or any interest in any assets of the Company and its Subsidiaries having a value greater than $2 million in the aggregate;

(iii)        amend or propose to amend the articles, by-laws or other organizational documents or the terms of any securities of: (A) the Company; or (B) any of its Subsidiaries;

(iv)        split, combine or reclassify: (A) any outstanding Company Shares; or (B) the securities of any of the Company's Subsidiaries;

(v)         redeem, purchase or offer to purchase: (A) any Company Shares; or (B) to the extent prejudicial to the Arrangement or to Parent, other securities of the Company or any shares or other securities of its Subsidiaries;

(vi)        declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Company Shares;

(vii)       reorganize, amalgamate or merge: (A) the Company; or (B) to the extent prejudicial to the Arrangement or to Parent, any of Company's Subsidiaries with any other Person;

(viii)      reduce the stated capital of the shares of: (A) the Company; or (B) to the extent prejudicial to the Arrangement or to Parent, any of the Company's Subsidiaries;

(ix)         acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any Person, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries and other than in relation to capital expenditures as referred to in paragraph (xvii) below), property transfer or purchase of any property or assets of any other Person that has a value greater than $2 million in the aggregate;

(x)          except in the ordinary course of business consistent with past practice, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other Person or make any loans or advances;

(xi)         adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its non-dormant Subsidiaries;

(xii)        take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted;

(xiii)       take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Company or Parent to consummate the Arrangement or the transactions contemplated by this Agreement;

(xiv)      other than as required pursuant to contracts or agreements in effect as of the date of this Agreement, (A) increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer or employee of the Company or any of its Subsidiaries; (B) increase benefits payable under any existing severance or termination pay policies or employment agreements; (C) accelerate vesting or amend or waive any performance or vesting criteria under the Company Employee Share Plans or Company Benefit Plans or any grants made thereunder; (D) increase compensation, bonus levels or other benefits payable to any director, executive officer or employee of the Company or any of its Subsidiaries; (E) adopt, amend, or make any contribution to any employee benefit plan, profit sharing plan, deferred compensation plan, incentive compensation plan, or other similar plan, fund, or arrangement; or (F) advance or forgive any loan to any officer, director, or other party not at arm’s length;

(xv)       (A) enter into any agreement that, if entered into prior to the date hereof, would have been a Material Contract or that is otherwise material to the Company and its Subsidiaries, considered as a whole; or (B) modify or amend in any material respect, transfer or terminate any Material Contract or Contract that is otherwise material to the Company and its Subsidiaries considered as a whole, or waive, release, or assign any material rights or claims to any such Material Contract or under any such Material Contract; or

(xvi)      other than any cost or expense provided for within the Company’s 2016 Work Programme and Budget, (A) incur any capital expenditures or enter into any agreement obligating the Company or its Subsidiaries to provide for future capital expenditures involving payments having an individual value in excess of $5 million or an aggregate value in excess of $10 million (B) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement and other transactions contemplated by the Arrangement; (C) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material licence, concession or other material document; (D) enter into or terminate any hedges, swaps or other financial instruments or like transactions;

(c)          The Company shall use its reasonable commercial efforts to cause its current insurance (or reinsurance) policies, or substantially similar or better policies, to be maintained in effect in the ordinary course of business;

(d)          The Company shall use commercially reasonable efforts to maintain and preserve all of its rights under each of its and its Subsidiaries’ Authorizations and shall not solicit or encourage any Governmental Entity to make additions to the obligations under any existing or future Authorization (except to the extent necessary for the Company to continue operating its business in accordance with applicable Laws in which case the Company shall consult with Parent prior to soliciting or encouraging such additions and shall, acting reasonably and having regard to the obligations of the Parties under Section 5.5, take into account Parent's reasonable comments);

(e)          Other than in relation to the terms of the Company Options and Company RSUs, the Company shall not, nor permit any of its Subsidiaries to, make any payment to any director, officer, employee or consultant outside of their ordinary and usual compensation and expense reimbursement; provided, however, the Company may establish an aggregate pool of up to $1 million, to be structured at the discretion of the Company Board, for the purpose of making milestone or retention payments to employees or consultants of the Company, and may make payments from such pool.  The amounts payable to any individual or the circumstances in which any amount will become payable will be as determined by the Company Board in its sole discretion, provided that no payments may be made to employees with the title of “General Manager” or above;

(f)          The Company shall make all required filings and applications under Canadian federal and provincial and U.S. Laws required to be made by the Company in connection with the transactions contemplated by this Agreement;

(g)         The Company shall not pay the holders of Company Options and Company RSUs any amount of consideration therefor or make any amendment to the outstanding Company Options and Company RSUs, without the prior written consent of Parent, except to permit the accelerated vesting of Company Options surrendered and the cash redemption of the Company RSUs to holders therof, and the Company shall use its reasonable commercial efforts to cause the exercise, cancellation, termination or expiry of the Company Options and Company RSUs prior to the Effective Time;

(h)         The Company shall provide to Parent reports on its operations and affairs as may be reasonably requested from time to time by Parent;

(i)          Except in the ordinary course of business or to the extent required by applicable Laws, the Company and each of its Subsidiaries shall not:

(i)          request a material Tax ruling or enter into any written agreement relating to a material amount of Taxes with any Governmental Entity;

(ii)         settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(iii)        make or rescind any material Tax election except to the extent consistent with past practice, amend any material Tax Return or change any material method of reporting income, deductions or accounting for income Tax purposes.

(j)          The Company shall not authorize, propose, enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other Subsections of this Section 5.1.

(k)         The Company shall, through the Closing Time (i) use its reasonable efforts to maintain the listing and trading of its Common Stock on the NYSE, (ii) comply in all material respects with the continued listing requirements of the NYSE and (iii) comply in all material respects with the Company's reporting, filing, and other obligations, under the rules and regulations of the NYSE. The Company will promptly provide to the Parent copies of any notices it receives from the NYSE regarding the continued eligibility of the Common Stock for listing.

(l)          The Company shall keep Parent reasonably informed, and shall consider in good faith any input provided by Parent, with respect to any proposed repayment, settlement, assignment, forgiveness, amendment or modification of any intercorporate loan, receivable or payable.

5.2           Covenants of Company Relating to the Arrangement

The Company shall and shall cause the Subsidiaries of the Company to use commercially reasonable efforts to perform all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement, co-operate with Parent in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective as soon as reasonably practicable the transactions contemplated by this Agreement and, without limiting the generality of the foregoing or the obligations in Section 5.5 of this Agreement, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)          use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against the Company or any of its Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement and (ii) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Company or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement;

(b)          use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements which applicable Laws may impose on the Company or its Subsidiaries with respect to the transactions contemplated by this Agreement;

(c)          except as prohibited by applicable Laws, promptly notify Parent of the occurrence of any of the following or any matter or event that has resulted, or is reasonably likely to result in, any of the following: (i) any notice or other communication from any person (other than a Governmental Entity) alleging that the consent of such person is required in connection with the Arrangement or any of the other transactions contemplated by this Agreement; and (ii) any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of parent, threatened against, relating to or involving or otherwise affecting the Company or its affiliates that relate to the consummation of the Arrangement or any of the other transactions contemplated by this Agreement;

(d)          use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts or from any other third party in connection with the transactions contemplated by this Agreement, with the reasonable cooperation of Parent (it being expressly agreed by Parent that no such consent shall be a condition to the closing of the Arrangement);

(e)          notify Parent of any claim received by the Company or any of its Subsidiaries for wrongful dismissal, constructive dismissal or any other tort claim relating to employment or termination of employment of employees or independent contractors; and

(f)          reasonably cooperate with Parent and its advisors in implementing the Arrangement and determining the optimal structure of Parent and the Company following the closing of the Arrangement, provided that the Company shall not be obligated to consent or agree to any change to the structure of the Arrangement that would reduce, impair, or otherwise negatively impact the benefits of the Arrangement, or would otherwise be prejudicial, to the Company Securityholders.

(g)          use commercially reasonable efforts to procure Company Lock-Up Agreements from each of the directors and officers of the Company as soon as practicable after the date of the Agreement.

5.3           Covenants of Parent Regarding the Conduct of Business

Parent covenants and agrees that, prior to the Effective Date, unless (1) the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed, and in any event the Company will respond within five Business Days of any request for consent), (2) as otherwise expressly contemplated or permitted by this Agreement, or (3) required by applicable Law:

(a)          Parent shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities in, the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact Parent and its assets, to keep available the services of its senior executives and employees as a group and to maintain relationships consistent with past practice with customers, employees, Governmental Entities and others having business relationships with them, and for greater certainty, Parent shall, and shall be permitted to, take any actions to make any changes to its Authorizations, or apply for any new Authorizations, as may be necessary for it to continue to operate its business in compliance with all applicable Laws;

(b)          without limiting the generality of Subsection 5.3(a), Parent shall not, and shall cause each of its Subsidiaries not to, directly or indirectly:

(i)           take any action which could reasonably be expected to, individually or in the aggregate, prevent, materially delay or impede the consummation of the Arrangement;

(ii)         issue, deliver or sell, or authorize the issuance, delivery or sale of any shares of capital stock, any options, warrants or similar rights exercisable or exchangeable for or convertible into equity securities, of Parent or any of its Subsidiaries, other than the issuance, delivery or sale of: (A) Parent Shares on the exercise of Parent Options outstanding on the date hereof or as granted hereafter in compliance with this Section 5.3(b); (B) Parent Options in the ordinary course of business consistent with past practice; (C) any shares of equity securities of any Subsidiary of Parent to Parent or any other wholly-owned Subsidiary of Parent; or (D) any rights issued under employee share plans of Parent in the ordinary course of business consistent with past practice;

(iii)        amend or propose to amend the ADS Agreement (except for any amendments implementing a change in the ratio of Parent Shares to Parent ADSs) or the articles of association, by-laws or other organizational documents or the terms of any securities of (A) Parent or (B) to the extent prejudicial to the Arrangement or to the Company, any of its Subsidiaries;

(iv)        split, combine or reclassify (A) any outstanding Parent Shares or Parent ADSs or (B) to the extent prejudicial to the Arrangement or to the Company, the securities of any of Parent's Subsidiaries;

(v)         other than as required by the ADS Agreement, redeem, purchase or offer to purchase any Parent Shares or Parent ADSs;

(vi)        declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Parent Shares or Parent ADSs other than ordinary course semi-annual dividends on the Parent Shares consistent with past practice; or

(vii)       adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Parent;

(c)          Parent shall assist the Company in securing all consents of third parties who are required to provide consent for the inclusion of reference to their names on the reports in the Company Circular by virtue of a document incorporated by reference in regards to Parent in the Company Circular, or otherwise;

5.4           Covenants of Parent Relating to the Arrangement

Parent shall, and shall cause the Subsidiaries of Parent to use commercially reasonable efforts to perform all obligations required to be performed by Parent or any of its Subsidiaries under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing or the obligations in Section 5.5 of this Agreement, Parent shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)          (i) use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Parent or any of its Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement and (ii) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Parent or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement;

(b)          use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements which applicable Laws may impose on Parent or its Subsidiaries with respect to the transactions contemplated by this Agreement;

(c)          apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the ASX of the Parent Shares issuable pursuant to the Arrangement, subject only to satisfaction by Parent of customary listing conditions of the ASX;

(d)          except as prohibited by applicable Laws, promptly notify the Company of the occurrence of any of the following or any matter or event that has resulted, or is reasonably likely to result in, any of the following: (i) any notice or other communication from any person (other than a Governmental Entity) alleging that the consent of such person is required in connection with the Arrangement or any of the other transactions contemplated by this Agreement; and (ii) any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of parent, threatened against, relating to or involving or otherwise affecting Parent or its affiliates that relate to the consummation of the Arrangement or any of the other transactions contemplated by this Agreement; and

5.5           Regulatory Approvals

(a)          The Company and Parent covenant and agree to proceed diligently, in a coordinated fashion, to apply for and seek to obtain the Regulatory Approvals.

(b)          Subject to Section 5.5(c), Parent and the Company shall take all actions necessary to cause the filings, applications, notices and submissions required by the Parties and their respective Subsidiaries to obtain all Regulatory Approvals to be made as promptly as reasonably practicable. The Parties further agree to: (i) comply at the earliest practicable date with any request for additional information received by any Party or its Subsidiaries, from any Governmental Entities, in connection with obtaining any Regulatory Approval; and (ii) to cooperate with each other in connection with their respective filings with respect to obtaining any Regulatory Approval and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by any Governmental Entity. For greater certainty, each Party agrees that from the date hereof until the earlier of (i) the Effective Date; and (ii) this Agreement having been terminated pursuant to its terms, it shall use commercially reasonable efforts, and shall cause its Subsidiaries to use their commercially reasonable efforts, to obtain the Regulatory Approvals as soon as reasonably practicable, and, without limitation, it shall, and, where appropriate, shall cause its Subsidiaries to:

(i)          effect all necessary or appropriate registrations, filings, notifications, applications and submissions of information required by Governmental Entities from such party or any of its Subsidiaries, including the notifications set out in the Company Data Room;

(ii)         provide the other Party with copies of any submissions, filings or additional information in advance, and a reasonable opportunity to comment on all notices, submissions, filings and other information supplied to or filed with any Governmental Entity, in connection with obtaining any Regulatory Approval (except for notices and information which the disclosing party, acting reasonably, considers highly confidential and competitively sensitive, which then shall be provided on an outside counsel only basis to external counsel of the other Party);

(iii)        cooperate in the preparation of any response by the other Party to any request for additional information received by such other Party or its Subsidiaries, from any Governmental Entities, in connection with obtaining any Regulatory Approval; and

(iv)        effect such presentations and assist at such meetings with or public hearings of Governmental Entities as may be appropriate for the purpose of obtaining the Regulatory Approvals.

(c)          Each Party covenants and agrees in favour of the other Party that, from the date hereof until the earlier of (i) the Effective Date; and (ii) the date this Agreement is terminated pursuant to its terms, it will not initiate or enter into any substantive discussions or hold meetings with Governmental Entities in relation to the Arrangement and/or the Regulatory Approvals, without the presence or prior approval (not to be unreasonably withheld) of the other Party. Except for proxies and other non-substantive communications with Company Securityholders, each of the Company and Parent shall furnish promptly to the other party a copy of each notice, report, schedule or other documents delivered, filed or received by such party from significant Company Securityholders or regulatory agencies in connection with: (i) the Arrangement; (ii) the Company Meeting; (iii) any filings under applicable Laws in connection with the transactions contemplated by this Agreement; and (iv) any dealings with regulatory agencies or other governmental authorities in connection with the transactions contemplated by this Agreement

(d)          For purposes of this Agreement, no Regulatory Approval shall be considered to have been obtained unless it is on terms satisfactory to each of the Parties acting reasonably, provided however that any undertakings, terms and conditions required to be offered, accepted and agreed to by Parent in accordance with the requirements of Section 5.5(a) are deemed to be satisfactory to each of the Parties. In addition, no Regulatory Approval shall be considered to have been obtained if an appeal, stop-order, stay or revocation or proceeding seeking an appeal, stop-order, stay or revocation has been instituted or threatened after the granting of any Regulatory Approval and remains outstanding or subject to final judgment or adjudication prior to the filing of the Articles of Arrangement and receipt of the Certificate of Arrangement.

(e)          All filing and similar fees paid to Governmental Entities associated with obtaining any Regulatory Approval shall be shared equally by the Parties.

5.6           Governance Arrangements

(a)          The Parties agree that (and without limiting their obligations in Section 5.5) Parent shall take all actions to ensure that as at the Effective Date, the Parent Board shall include one director who will be selected by the mutual agreement of the Company and Parent.

(b)          Parent will use commercially reasonable efforts to retain all critical Company personnel to ensure the continued development of the Designated Licences.

5.7           Non-Solicitation

(a)          Except as otherwise expressly provided in this Section 5.7, the Company shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Company or any of its Subsidiaries (collectively, the “Representatives”):

(i)          solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers relating to any Acquisition Proposal;

(ii)         engage in, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or take any other action to facilitate any proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal (it being understood that the Company may inform persons of the provisions contained in this Section 5.7);

(iii)        approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of seven (7) days shall not be considered to be a breach of this Section 5.7);

(iv)        waive, release, modify, amend or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive, release, modify, amend or otherwise forbear in respect of, any rights or other benefits under confidential information agreements relating to an Acquisition Proposal, including any "standstill" or similar provisions thereunder (it being acknowledged and agreed that the automatic termination of any such agreement or any provision of any such agreement pursuant to the express terms of any such agreement, shall not be in violation of this Section 5.7(a)(iv));

(v)         accept, recommend, approve, agree to or endorse, or propose publicly to accept, recommend, approve, agree to or endorse, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.7(d)(i)); or

(vi)        make a Company Change in Recommendation.

(b)         The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than Parent) conducted by the Company or any of its Subsidiaries or Representatives with respect to any proposal that constitutes, or may reasonably be expected to constitute or lead to an Acquisition Proposal, and, in connection therewith, the Company will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall, as soon as reasonably practicable, to the extent it is entitled to do so, request the return or destruction of all confidential information regarding the Company and its Subsidiaries previously provided to any such Person or any other Person to the extent such information has not already been returned or destroyed. The Company shall use all commercially reasonable efforts to enforce any confidentiality, non-solicitation or standstill or similar agreements or provisions to which it and any third parties are party.

(c)         The Company shall promptly (and in any event within 24 hours of the receipt thereof) provide notice to Parent (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto, including any amendment to the consideration offered) or any request for non-public information relating to it or any of its Subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of the Company or any of its Subsidiaries by any Person that informs the Company that it is considering making, or has made, an Acquisition Proposal, in each case after the date of this Agreement. Such notice shall indicate the identity of the Person or Persons making such proposal, inquiry, offer or request, all material terms thereof and such other material details of the proposal, inquiry, offer or request known to the Company, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. The Company shall keep Parent promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request and shall provide Parent copies of all material correspondence and other written material sent to or provided to it by any Person in connection with such inquiry, proposal, offer or request or sent or provided by it to any Person in connection with such inquiry, proposal, offer or request.

(d)         Notwithstanding any other provision of this Agreement and any other agreement between the Company and Parent, if at any time following the date of this Agreement and prior to obtaining the Requisite Approval, Company and its Representatives may:

(i)          enter into or participate in any discussions or negotiations with a third party who seeks to initiate such discussions or negotiations with the Company, provided that such discussions or negotiations did not arise out of or relate to a breach of this Section 5.7, and subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall not prohibit disclosure to Parent as required by this Section 5.7), the Company may furnish to such third party information concerning it and its business, properties and assets, in each case if, and only to the extent that:

(A)         the third party has first made an Acquisition Proposal that the Company Board determines, in good faith after consultation with its financial advisors and legal counsel, constitutes or would be reasonably likely to result in, a Superior Proposal; and

(B)         prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, it notifies the Parent in accordance with Section 5.7(c) and, if not previously provided to Parent, copies of all information provided to such third party shall be provided to Parent concurrently with, or as soon as practicable thereafter, the provision of such information to such third party.

(e)         Notwithstanding any other provision of this Agreement and any other agreement between the Company and Parent, at any time following the date of this Agreement and prior to obtaining the Requisite Approval, the Company may make a Company Change in Recommendation or accept, approve or enter into any agreement, understanding or arrangement with respect to an Acquisition Proposal, but only if prior to doing so:

(A)         the Company Board shall have concluded in good faith, after receiving advice from its financial advisors and outside counsel, that the applicable Acquisition Proposal constitutes a Superior Proposal;

(B)         the Company shall otherwise have complied, in all material respects, with its applicable obligations set forth in this Section 5.7; and

(C)         Three (3) days (the “Response Period”) shall have elapsed from the time the Company gave the notice referred to in Section 5.7(d)(i)(B)and, if Parent has proposed to amend the terms of the Arrangement in accordance with Section 5.7(f), the Company Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the applicable Acquisition Proposal continues to be a Superior Proposal;

(D)         Company shall give Parent, orally and in writing, at least three (3) days advance notice of any decision by the Company Board to make a Company Change in Recommendation or accept, approve or enter into any agreement, understanding or arrangement with respect to an Acquisition Proposal (i) confirming that the Company Board has determined that such Acquisition Proposal constitutes a Superior Proposal; and (ii) identifying the third party making the Superior Proposal and include a copy thereof and any amendments thereto.

(f)          The Company acknowledges and agrees that, during the Response Period or such longer period as the Company may approve for such purpose, Parent shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including an increase in, or modification of, the Consideration. The Company will negotiate in good faith and the Company Board will review any proposal by Parent to amend the terms of the Agreement in order to determine in good faith (in consultation with its financial advisors and legal counsel) whether Parent’s proposal to amend the Agreement would result in the Acquisition Proposal ceasing to be a Superior Proposal.

(g)          Each successive amendment to any Superior Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders pursuant thereto shall constitute a new Superior Proposal for the purposes hereof and a new three (3) day period shall commence. If the Company Board determines that the Acquisition Proposal is not a Superior Proposal as compared to the proposed amendments to the terms of the Agreement, it will promptly enter into an amended agreement with Parent reflecting such proposed amendments.

(h)          Company shall reaffirm its recommendation of the Arrangement by press release promptly and in any event within 120 hours of any reasonable written request to do so by Parent (or, in the event that the Company Meeting to approve the Arrangement is scheduled to occur within such 120 hour period, prior to the scheduled date of such Company Meeting) in the event that: (i) any Acquisition Proposal which is publicly announced is determined not to be a Superior Proposal; or (ii) the Parties have entered into an amended agreement pursuant to Section 5.7(g) which results in any Acquisition Proposal not being a Superior Proposal.

(i)          Each of Company and Parent agree that all information that may be provided to Parent by Company with respect to any Acquisition Proposal pursuant to this Section 5.7 shall be treated as if it were “Evaluation Material” as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(j)          Company shall ensure that its officers, directors and senior employees and any investment bankers or other professional advisers or professional representatives retained by it are aware of the provisions of this Section 5.7 and shall be responsible for any breach of this Section 5.7 by any of them.

(k)          Nothing in this agreement shall prevent the Company Board from complying with Section 2.17 of Multilateral Instrument 62-104 Take Over Bids and Issuer Bids of the Canadian Securities Administrators and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars in respect of an Acquisition Proposal that is not a Superior Proposal but only following compliance with Section 5.7(e) by the Company;

5.8           Employee Matters

(a)          From and after the Effective Time, Parent shall honour and perform, or cause the Company to honour and perform, all of the obligations of the Company and any of its Subsidiaries under employment and other agreements with current or former employees of the Company or any of its Subsidiaries; provided that no provision of this Section 5.8 shall give any employee of the Company or any of its Subsidiaries any right to continued employment or impair in any way the right of the Company or any of its Subsidiaries to terminate the employment of any employees of the Company or any of its Subsidiaries.

(b)          Prior to the Effective Time, the Company may take all such acts as may be required to ensure that all non-competition obligations, restrictions on employment, or similar restrictions with respect to any employee of the Company shall not apply to such employee following a termination of employment in connection with the Arrangement.

5.9           Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts, each of Parent and the Company shall, and shall cause their respective Representatives to, afford to the other Party and to Representatives of the other Party such access as the other Party may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and contracts, and shall furnish the other Party with all data and information as the other Party may reasonably request. Parent and the Company acknowledge and agree that information furnished pursuant to this Section 5.9 shall be subject to the terms and conditions of the Confidentiality Agreement.

5.10         Privacy Issues

(a)          For the purposes of this Section 5.10, the following definitions shall apply:

(i)          “applicable law” means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgments, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii)         “applicable privacy laws” means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable local law.

(iii)        “authorized authority” means, in relation to any person, transaction or event, any (A) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (B) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (C) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (D) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

(iv)        “Personal Information” means information about an identifiable individual transferred to the Company by Parent or to Parent by the Company in accordance with this Agreement and/or as a condition of the Arrangement

(b)          The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

(c)          Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d)          Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e)          Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)          Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the Arrangement.

(g)          Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)          Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

5.11         Insurance and Indemnification

(a)          Prior to the Effective Date, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Parent will, or will cause the Company and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided, that Parent shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of the Company’s current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries.

(b)          Parent agrees that it shall honour all rights to indemnification or exculpation existing as of the date of this Agreement in favour of present and former employees, officers and directors of the Company and its Subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

(c)          The provisions of this Section 5.11 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce the provisions of this Section on their behalf. Furthermore, this Section 5.11 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

5.12         Consents

Where a Party (the “Requesting Party”) requires the consent of the other Party (the “Receiving Party”) pursuant to any covenant set out in Sections 5.1 to 5.4, the request for consent shall be made by the Requesting Party in writing (which may be by email) to:

(a)          in the case of Parent, the Chief Financial Officer and Company Secretary; and

(b)          in the case of the Company, the General Counsel and Company Secretary,

and shall include (a) reasonable detail to enable the Receiving Party to understand the nature and scope of the request for consent, and (b) reference to the relevant covenant(s) to which the consent request relates. The Requesting Party shall provide such additional information in relation to the request for consent as the Receiving Party reasonably requests. The Receiving Party shall act reasonably and in good faith in relation to any consent request and shall, as far as practicable, seek to provide a response in relation to the request within five Business Days of receipt of the request, provided that any failure to respond in such period shall not be treated as a deemed consent of the Receiving Party or a breach of this Agreement.

5.13         CVR Agreement.

(a)          At or prior to the Effective Time, Parent shall duly execute and deliver the CVR Note Trust Deed (the “CVR Agreement”), which shall be in substantially the form attached hereto as Schedule C, and shall ensure that the Trustee (as defined in the CVR Agreement) duly executes and delivers the CVR Agreement. Prior to the Effective Time, Parent and the Company agree to cooperate in good faith to incorporate any reasonable comments to the CVR Agreement received from the Trustee under the CVR Agreement.

(b)          The Company and Parent each acknowledge the importance of consistency across all public documents and, in that context, Company and its legal counsel shall be given a reasonable opportunity to review and comment on the any prospectus or other disclosure document (and any amendments thereto) regarding the CVRs and/or the CVR Agreement being distributed to investors, publicly filed or made available to the public prior to the Effective Date, and reasonable consideration shall be given to any comments made by Company and its legal counsel. Parent shall provide the Company with final copies of any such prospectus or other disclosure document.

(c)          The Certification Subcommittee contemplated by the CVR Agreement (the “Certification Subcommittee”) will be established prior to the Effective Time and comprise (i) two (2) directors of the Parent that are independent, determined in accordance with the ASX Corporate Governance Council Principles and Recommendations (each a “Parent Nominee”); (ii) (William) Ellis Armstrong and Michael Hession (each a “Company Nominee”); and (iii) a person agreed between the Parent and the Company (who will chair the Certification Subcommittee) who: (a) has appropriate technical skills (having regard to the duties of the Certification Subcommittee); (b) is of appropriate reputation, standing and experience in the petroleum industry; and (c) has no direct or indirect personal interest in the outcome of the Interim Resource Certification (the “Certification Subcommittee Chair”). Prior to the Effective Time, the Company and Parent agree to develop and record terms of reference to address governance and procedural matters for the Certification Subcommittee.

(d)          Parent will appoint each Company Nominee and the Certification Subcommittee Chair under a written appointment agreement on terms and conditions agreed with each Company Nominee and the Certification Subcommittee Chair respectively. Parent will act reasonably in its negotiations with each Company Nominee and the Certification Subcommittee Chair in respect of their respective appointment agreements, which will include terms and conditions (including as to remuneration and indemnities) that would reasonably be regarded as customary in an agreement for the appointment of an independent expert to undertake a role similar to the role of the members of the Certification Subcommittee.

(e)          If a Parent Nominee resigns from the Certification Subcommittee or is otherwise unable to perform as a member of the Certification Subcommittee, within ten (10) days of the resignation or inability to perform, Parent shall nominate a replacement member who meets the membership criteria described in subclause (c)(i) above. If a Company Nominee resigns from the Certification Subcommittee or is otherwise unable to perform as a member of the Certification Subcommittee, within ten (10) days of the resignation or inability to perform, the remaining Company Nominee (following the Closing) or the Company (prior to the Closing) shall nominate a replacement member who is a current or former director of the Company. If the Certification Subcommittee Chair resigns or is otherwise unable to perform as the Certification Subcommittee Chair, within ten (10) days of the resignation or inability to perform, a replacement Certification Subcommittee Chair will be appointed by majority vote of the remaining members or, where no candidate can secure a majority vote, a Parent Nominee will act as Certification Subcommittee Chair until another candidate secures a majority vote.

(f)          The Certification Subcommittee will have the duties, powers and functions contemplated by the CVR Agreement.

(g)          The Certification Subcommittee will be a Committee of the Parent Board, and Parent's constitution and applicable Parent Board charters and policies will apply accordingly to and in respect of the Certification Subcommittee and its proceedings.

5.14         Notice and Cure Provisions

(a)          Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of (i) the termination of this Agreement and (ii) the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to:

(i)      cause any of the representations or warranties of any Party contained in this Agreement to be untrue or inaccurate in any material respect on the date hereof or at the Effective Date (provided that this subsection (a) shall not apply in the case of any event or state of facts resulting from the actions or omissions of another Party which are required under this Agreement); or

(ii)     result in the failure to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party pursuant to this Agreement prior to the Effective Time.

provided, however, that the delivery of any notice pursuant to this Section 5.14 shall not limit or otherwise affect the remedies available pursuant to this Agreement to the Party receiving that notice.

(b)          No Party may elect not to complete the transactions contemplated by this Agreement pursuant to the conditions set forth in Section 6.2(a), Section 6.2(b), Section 6.3(a) or Section 6.3(b), as applicable, or exercise any termination right arising therefrom and no payments are payable as a result of such election pursuant to Section 7.3 unless at or prior to the Effective Time, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or termination right, as the case may be. If any such notice is delivered with respect to a breach of covenant, representation or warranty in this Agreement that is capable of being cured before the Outside Date, provided that a Party is proceeding diligently to cure such matter, no Party may terminate this Agreement other than pursuant to Section 7.2(a)(ii)(C) until the expiration of a period ending the earlier of (i) fifteen (15) Business Days from the date of receipt of such notice, if such matter has not been cured by such date and (ii) the Outside Date. If such notice has been delivered prior to the date of the Company Meeting, the Company may elect to postpone or adjourn the Company Meeting until the expiry of such period, provided such period does not extend past the Outside Date.

5.15         Resignation Letters and Other Deliverables

(a)          To the extent requested by Parent, the Company shall use reasonable efforts to obtain resignation letters and releases (effective as of the closing of the Arrangement) from the directors or officers of the Company and its Subsidiaries identified by Parent.

(b)          Prior to the Effective Date, the Company shall furnish Parent with:

(i)          certified copies of the resolutions duly passed by the Company Board approving the entering into of this Agreement and the consummation of the transactions contemplated hereby; and

(ii)         a certified copy of the Arrangement Resolution which has received the Company Securityholder Approval;

5.16         Exemption from the Registration Requirements of the U.S. Securities Act

If exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) is not available, the parties agree to amend the provisions of this Agreement, the Arrangement and any other relevant documents to such extent reasonably necessary to ensure that the transaction contemplated by this Agreement can be effected in a manner consistent with the provisions of the U.S. Securities Act and any relevant Securities Laws, including for this purpose the payment by Parent of cash in lieu of Parent Shares or Parent ADSs to a Company Shareholder who is a U.S. person, as defined in Regulation S under the U.S. Securities Act provided that the Company shall not be required to agree to any such amendment that would be materially detrimental to the Company or Company Shareholders, and Parent shall not be required to agree to any such amendment that would increase the Cash Consideration payable or the aggregate Consideration payable.

5.17         Operational Matters

Parent shall procure that all Subsidiaries of Parent support, and do not obstruct or delay, the drilling of the Antelope-7 well, including voting in favor of the Antelope-7 well when it is first proposed at an Operating Committee Meeting convened by the operator of the PRL 15 joint venture and including not supporting any resolution or action that may have the effect of postponing the drilling of the Antelope-7 well.

5.18         Total Transaction

(a)          Parent shall keep the Company informed reasonably promptly and in reasonable detail of the status of the Total Transaction and provide copies of all executed documents provided to or received from Total or any of its representatives in connection with the Total Transaction to the Company (including true and complete copies of all amendments, modifications, side letters and supplements to the MOU or the Definitive Total Documentation) as promptly as practicable.

(b)          Each Party acknowledges and agrees that the completion of the Total Transaction, or any alternative or similar transaction, is not a condition to the completion of the Arrangement.

(c)          Parent will not agree to, and will not agree that SPI (208) Limited (as defined in the CVR Agreement) will agree to, SPI (208) Limited (i) assigning, transferring, waiving or limiting its rights under the Total Sale Agreement (as defined in the CVR Agreement); (ii) amending the Total Sale Agreement in any way that affects the timing of the completion of the Interim Resource Certification (as defined in the CVR Agreement) or the determination of the PRL 15 2C Resources (as defined in the CVR Agreement); or (iii) terminating the Total Sale Agreement, in each case whether directly or indirectly, by amendment or side agreement, arrangement, or understanding.

ARTICLE 6
CONDITIONS

6.1           Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)          the Requisite Approval shall have been obtained at the Company Meeting in accordance with the Interim Order;

(b)          the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Parent or the Company, acting reasonably, on appeal or otherwise;

(c)          no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(d)          the Regulatory Approvals shall have been obtained in accordance with Section 5.5(d);

(e)          Parent shall have delivered evidence to the Company that the Parent Shares issuable pursuant to the Arrangement shall at the Effective Time be approved for listing on the ASX and, if required, POMSoX;

(f)          the Parent Shares to be issued pursuant to the Arrangement (including Parent Shares to be issued in respect of Parent ADSs) have been allotted by the Parent Board conditional only on completion of the Arrangement and that such Parent Shares and Parent ADSs shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof or another available exemption; and

(g)          the CVR Agreement shall have been duly executed and delivered by Parent and the Trustee (or, if agreed by the parties in accordance with Section 2.15, an alternative definitive agreement providing for the terms of the CVRs shall have been duly executed and delivered by the parties thereto) and shall be in full force and effect.

6.2           Conditions Precedent to the Obligations of Parent

The obligation of Parent to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Parent and may be waived by Parent in whole or in part at any time):

(a)          all covenants of the Company under this Agreement to be performed or complied with on or before the Effective Time which have not been waived by Parent shall have been duly performed or complied with by the Company in all material respects and Parent shall have received a certificate of the Company addressed to Parent and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Time;

(b)          the representations and warranties of the Company set forth in (i) Section 3.1(g)(i), Section 3.1(dd)(ii) and Section 3.1 (dd)(iii) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and (ii) Article 3, other than those to which clause (i) above applies, shall be true and correct in all respects (disregarding for purposes of this Section 6.2(b) any materiality or Company Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not result in a Company Material Adverse Effect, and Parent shall have received a certificate of the Company addressed to Parent and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Time; and

(c)          since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(d)          no action, suit or proceeding against Parent or the Company or their respective Subsidiaries shall have been taken by any Governmental Entity (as described in clause (a) of the definition of Governmental Entity), and no applicable Law shall have been enacted or promulgated, which has had or, if the Arrangement was consummated, would result in a Parent Material Adverse Effect (measured as if the Arrangement had been consummated) or would materially impede the ability of the Parties to complete the Arrangement;

(e)          Company Shareholders holding not more than 33 1/3% of the Company Shares then outstanding shall have validly exercised, and not withdrawn, Dissent Rights, and Company shall have provided to Parent a certificate of a senior officer certifying (without personal liability) such facts on the Effective Date with respect to Company;

6.3           Conditions Precedent to the Obligations of Company

The obligation of the Company to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of the Company and may be waived by the Company):

(a)          all covenants of Parent under this Agreement to be performed or complied with on or before the Effective Time which have not been waived by the Company shall have been duly performed or complied with by Parent in all material respects and the Company shall have received a certificate of Parent, addressed to the Company and dated the Effective Date, signed on behalf of Parent by two of its senior executive officers (on Parent’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)          the representations and warranties of Parent set forth in (i) Section 4.1(f)(i) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement, (ii) Section 4.1(v)(i) shall be true and correct in all material respects as of the date of this Agreement and (iii) Article 4, other than those to which clauses (i) and (ii) apply, shall be true and correct in all respects (disregarding for purposes of this Section 6.3(b) any materiality or Parent Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not result in a Parent Material Adverse Effect, and the Company shall have received a certificate of Parent addressed to the Company and dated the Effective Date, signed on behalf of Parent by two senior executive officers of Parent (on Parent’s behalf and without personal liability), confirming the same as of the Effective Time;

(c)          since the date of this Agreement, there shall not have occurred a Parent Material Adverse Effect;

(d)          Parent shall have complied with its obligations under Section 2.11 and the Depositary shall have confirmed receipt of the Consideration and funds contemplated by this Agreement; and

(e)          Parent shall have delivered evidence to the Company that the CVRs shall at the Effective Time be approved for listing on a Qualified Exchange or shall have otherwise complied with its obligations under Section 2.15.

6.4           Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director following filing of the Articles of Arrangement with the consent of the Parties in accordance with the terms of this Agreement.

6.5           Frustration of Conditions

Neither the Company nor Parent may rely, either as a basis for not consummating the conditions contemplated by this Agreement or terminating this Agreement and abandoning the Arrangement, on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was primarily caused by, or resulted from, such Party’s failure to perform any of its covenants or agreements under this Agreement.

ARTICLE 7
TERM, TERMINATION, AMENDMENT AND WAIVER

7.1           Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2           Termination

(a)          Subject to Section 5.14, this Agreement may be terminated at any time prior to the Effective Time (except as provided below, notwithstanding approval of this Agreement or of the Arrangement Resolution by the Company Securityholders and/or by the Court, as applicable):

(i)          by mutual written agreement of the Company and Parent;

(ii)         by either the Company or Parent, if:

(A)         the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this 7.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(B)         any condition in Section 6.1, other than the condition in Section 6.1(a), becomes incapable of being satisfied by the Outside Date, except that the right to terminate this Agreement under this Section 7.2(a)(ii)(B) will not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of such condition to be satisfied; or

(C)         the Requisite Approval shall not have been obtained after a vote of the Company Securityholders at the Company Meeting in accordance with the Interim Order.

(iii)        by Parent, if:

(A)         prior to the time the condition in Section 6.1(a) is satisfied: (1) the Company Board fails to recommend or publicly withdraws, modifies or qualifies, in a manner adverse to Parent, its recommendation of the Arrangement (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for not more than seven (7) days shall not be considered an adverse modification or qualification), unless Parent shall have breached a covenant under this Agreement in such a manner that the Company would be entitled to terminate this Agreement in accordance with Section 7.2(a)(ii)(B) or Section 7.2(a)(iv); or (2) the Company Board shall have publicly approved or recommended, or entered into a binding written agreement with respect to, any Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.7(d)(i)) ((1) and (2) collectively a “Company Change in Recommendation”); or

(B)         a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, and provided that Parent is not then in breach of this Agreement so as to cause any condition in Section 6.1 or Section 6.2 not to be satisfied; or

(C)         if the Company is in material breach of any of the Company’s covenants or obligations in Section 5.7, and such breach has not been cured within ten days following delivery of written notice by Parent to the Company of such breach.

(iv)        by the Company, if

(A)         a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by the Company and provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.1 or Section 6.3 not to be satisfied; or

(B)         it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 5.7(d)(i)), subject to compliance with Section 5.7 in all material respects and subject to the payment of the Company Termination Fee to Parent substantially concurrently with such termination.

(b)          In furtherance of, and not in limitation of, Section5.14, the Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

7.3           Expenses and Termination Fees

(a)          Except as otherwise provided in this Agreement, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses. In the event of termination of this Agreement by either the Company or Parent pursuant to Section 7.2, this Agreement will forthwith become void and have no further force or effect, without any liability of the part of Parent, the Company, or any of their respective Subsidiaries (or any of their respective shareholders, directors, officers, employees, agents, consultants or representatives), except as provided in this Section 7.3, Section 2.12, Section 5.7(g), the last sentence of Section 5.9, Section 5.10 and Article 8, which shall survive any termination thereof, and provided further that neither Parent nor the Company shall be relieved or released from any liabilities arising out its fraud or intentional breach of this Agreement.

(b)          For the purposes of this Agreement, “Company Termination Fee Event” means the termination of this Agreement:

(i)          by Parent pursuant to Section 7.2(a)(iii)(A) (but not including a termination by Parent pursuant to Section 7.2(a)(iii)(A) in circumstances where the Company Change in Recommendation resulted from the occurrence of a Parent Material Adverse Effect);

(ii)         by the Company pursuant to Section 7.2(a)(iv)(B);

(iii)        by either Party pursuant to Section 7.2(a)(ii)(A) or Section 7.2(a)(ii)(C), but only if, in these termination events, (x) prior to such termination (in the case of Section 7.2(a)(ii)(A)) or prior to the Company Meeting (in the case of Section 7.2(a)(ii)(C)), a bona fide Acquisition Proposal for the Company shall have been made or publicly announced by any Person other than Parent and (y) within 12 months following the date of such termination, (A) the Company or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal which is later consummated or (B) an Acquisition Proposal shall have been consummated; (for purposes of this Section 7.3(b)(iii), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1, except that a reference to “15%” in such definition shall be deemed to be a reference to “50%” and shall exclude any Acquisition Proposal that constitutes an Acquisition Proposal solely because of clause (a)(iii) of such definition, unless the Acquisition Proposal referred to in clause (y)(A) or (y)(B) above was made or publicly announced prior to the termination of this Agreement or the Company Meeting, as applicable, by any Person other than Parent); or

(iv)        by Parent, pursuant to Section 7.2(a)(iii)(C).

(c)          For the purposes of this Agreement, “Parent Termination Fee Event” means the termination of this Agreement by:

(i)           the Company pursuant to Section 7.2(a)(iv)(A) (relating to a failure of the condition set forth in Section 6.3(b)(ii) to be satisfied); or

(ii)         the Company or Parent pursuant to Section 7.2(a)(ii)(A), but only if, at the time of such termination, the condition in Section 6.3(e) has not been satisfied or waived and all other conditions in Section 6.1 and 6.2 (other than those conditions that by their terms are to be satisfied at the Effective Time) have been satisfied and waived.

(d)          If a Company Termination Fee Event occurs, the Company shall pay the Company Termination Fee to the Parent, by wire transfer of immediately available funds, as follows:

(i)          if the Company Termination Fee is payable pursuant to Section 7.3(b)(i), the Company Termination Fee shall be payable within three (3) Business Days following such termination;

(ii)         if the Company Termination Fee is payable pursuant to Section 7.3(b)(ii) or Section 7.3(b)(iv) the Company Termination Fee shall be payable substantially concurrently with such termination;

(iii)        if the Company Termination Fee is payable pursuant to Section 7.3(b)(iii), the Company Termination Fee shall be payable concurrently upon the consummation of the Acquisition Proposal referred to therein; or

(e)          If a Parent Termination Fee Event occurs, Parent shall pay the Parent Termination Fee to the Company within three (3) Business Days following such termination.

(f)          Any Company Termination Fee or Parent Termination Fee payable pursuant to this Agreement shall be paid free and clear of and without deduction or withholding for, or on account of, any present or future Taxes, unless such deduction or withholding is required by Law.

(g)          Each Party acknowledges that the Company Termination Fee and the Parent Termination Fee constitute liquidated damages and are a genuine pre-estimate of the damages which the receiving Party will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and is not a penalty. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances the Company Termination Fee is payable and is paid in full, the Parent shall be precluded from any other remedy against the Company at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement.

(h)          The Company and Parent anticipate, and shall use reasonable endeavours to secure that, the Company Termination Fee or Parent Termination Fee, as applicable, is not and shall not be treated as consideration for a taxable supply for the purposes of value added tax or any other similar Tax.

(i)          If any such Company Termination Fee is consideration for a taxable supply in respect of which the Company is liable to pay or account for such value added tax or similar Tax then the amount of the Company Termination Fee shall be reduced, or be deemed to include value added tax or Tax, as applicable, to take account of any such value added tax or Tax.

(j)          If any such Parent Termination Fee is consideration for a taxable supply in respect of which Parent is liable to pay or account for such value added tax or similar Tax then the amount of the Parent Termination Fee shall be reduced, or be deemed to include value added tax or Tax, as applicable, to take account of any such value added tax or Tax.

7.4           Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders, and any such amendment may without limitation:

(a)          change the time for performance of any of the obligations or acts of the Parties;

(b)          waive any inaccuracies or modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)          waive compliance with or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and

(d)          waive compliance with or modify any mutual conditions precedent contained in this Agreement.

7.5           Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided in this Agreement, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained in this Agreement, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained in this Agreement or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 8
GENERAL PROVISIONS

8.1           Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by facsimile or email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)          if to Parent:

Oil Search Limited
1 Bligh St
Sydney NSW 2000
Australia
Attention: Michael Drew, General Counsel
Facsimile: +61 2 82-7 8500
Email: Michael.Drew@oilsearch.com

with a copy (which shall not constitute notice) to:

Oil Search Limited
1 Bligh St
Sydney NSW 2000
Australia
Attention: Stephen Gardiner, Chief Financial Officer and Company Secretary
Facsimile: +61 2 8207 8500
Email: Stephen.Gardiner@oilsearch.com

with a copy (which shall not constitute notice) to:

Allens
Deutsche Bank Place
Corner Hunter and Phillip Streets
Sydney NSW 2000
Australia
Attention: Vaughan Mills
Facsimile: +61 2 9230 5333
Email: Vaughan.Mills@allens.com.au

McCarthy Tétrault LLP
Suite 5300
TD Bank Tower
Box 48, 66 Wellington Street West
Toronto ON M5K 1E6
Attention: Shea Small
Facsimile: +1 (416) 868-0673
Email: ssmall@mccarthy.ca

Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105
Attention: Peter Cohen-Millstein
Facsimile: +1 (212) 903-9100
Email: peter.cohen-millstein@linklaters.com

(b)          if to the Company:

Sheree Ford, General Counsel and Company Secretary
InterOil Corporation
163 Penang Road
#06-02 Winsland House II
Singapore 238463

Attention:	Sheree Ford
General Counsel and Company Secretary
Facsimile:	+65 6507 0249
Email:	sheree.ford@interoil.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention: David A. Katz
Facsimile: +1 (212) 403-2000
Email: DAKatz@wlrk.com

with a copy (which shall not constitute notice) to:

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, Ontario M5H 2S7
Attention: Robert Vaux
Facsimile: +1 (416) 979-1234
Email: rvaux@goodmans.ca

8.2           Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario, in the City of Toronto, in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario. Each Party to this Agreement waives any right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement.

8.3           Injunctive Relief

Subject to Section 7.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Subject to Section 7.3, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

8.4           Time of Essence

Time shall be of the essence in this Agreement.

8.5           Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto), the Company Disclosure Letter, the CVR Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided in this Agreement, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies under this Agreement. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the Parties without the prior written consent of the other Party.

8.6           No Liability

No director or officer of Parent shall have any personal liability whatsoever to the Company under this Agreement, or any other document delivered in connection with the transactions contemplated on behalf of Parent. No director or officer of the Company shall have any personal liability whatsoever to Parent under this Agreement, or any other document delivered in connection with the transactions contemplated by this Agreement on behalf of the Company.

8.7           Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

8.8           Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

8.9           Effectiveness

This amendment and restatement of the Agreement shall have the same legal force and effect as if such amendment and restatement had occurred and was effected for all purposes herein as of May 20, 2016. For avoidance of doubt, all references herein to terms such as “date of this agreement,” “date hereof” or words of similar effect shall be deemed to refer to May 20, 2016.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF Parent and the Company have caused this Agreement to be executed on June 24, 2016, effective for all purposes as of May 20, 2016, by their respective officers thereunto duly authorized.

InterOil Corporation

By:	/s/ Sheree Ford
Name: Sheree Ford
Title: General Counsel

Oil Search Limited

By:	/s/ Stephen Gardiner
Name: Stephen Gardiner
Title: Chief Financial Officer

Schedule A

Plan of Arrangement

Under Section 195 of the

Yukon Business Corporations Act

Article 1

Interpretation

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following words and terms have the meanings set out below:

“5 day VWAP” for a Parent Share means the volume weighted average traded price for Parent Shares on ASX for the period of five Business Days ending on the date immediately preceding the Calculation Date as reported by Bloomberg Financial Markets, or any successor thereto, through its “Volume Weighted Average Price” function;

“ADS” means an American Depositary Share;

“ADS Agreement” means the deposit agreement among Oil Search, the The Bank of New York Mellon as ADS Depositary, holders of Parent ADSs from time to time and all other persons indirectly or beneficially holding Parent ADSs from time to time.

“Arrangement Agreement” means the amended and restated arrangement agreement dated effective as of May 20, 2016 to which this Plan of Arrangement is attached as Schedule A, as the same may be amended, varied or supplemented from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution of the Company Securityholders approving the Plan of Arrangement which is to be considered at the Company Meeting substantially in the form of Schedule B to the Arrangement Agreement;

“Arrangement” means an arrangement under section 195 of the YBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Parent and the Company, each acting reasonably);

“Business Day” means any day, other than a Saturday, a Sunday or a day on which the banks in New York, Toronto, Singapore or Australia are authorized by Law or executive order to be closed;

“Calculation Date” means the date of the Election Deadline;

“Cash Alternative” has the meaning ascribed thereto in Section 3.2(a) hereof;

“Cash Consideration” means, for each Company Share, (i) a cash amount equal to the Implied Value and (ii) one CVR Note;

“Cash Electing Shareholders” has the meaning ascribed thereto in Section 3.3(b) hereof;

“Company” means InterOil Corporation, a corporation existing under the laws of the Territory of Yukon;

“Company Meeting” means the special meeting of Company Securityholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Incentive Plans” means the Company’s 2009 Stock Incentive Plan and, if approved at the Company’s 2016 annual and special meeting currently scheduled to be held on June 14, 2016, the Company’s 2016 Stock Incentive Plan;

“Company Option” means an option to purchase Company Shares granted under the Company’s Incentive Plans;

“Company RSU” means a restricted share unit granted under the Company’s Incentive Plans;

“Company RSU Holder” means a holder of Company RSUs;

“Company Securityholders” means, collectively, the holders of Company Shares, Company RSUs and Company Options;

“Company Shareholders” means the holders of Company Shares;

“Company Shares” means the common shares in the authorized share capital of Company;

“Consideration” means the consideration payable to Company Shareholders for their Company Shares, calculated and payable in accordance with this Plan of Arrangement;

“Court” means the Supreme Court of Yukon;

“CVR Agreement” means the CVR Note Trust Deed to be dated the date of the Effective Date between Parent and the Trustee (as defined thereunder);

“CVR Note” means an unsecured note issued by Parent pursuant to the CVR Agreement which shall represent the right to receive a contingent payment in accordance with the terms and conditions of the CVR Agreement;

“Depositary” means such Person as Parent and the Company may jointly appoint, each acting reasonably, to act as depositary in relation to the Arrangement;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1(a) hereof;

“Dissent Shares” means Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered Company Shareholder as of the record date of the Company Meeting who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Company Shares in respect of which Dissent Rights are validly exercised by such Company Shareholder;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement will be deemed to have been completed, which shall be 12:01 a.m. (Yukon time) on the Effective Date or such other time as agreed to by Parent and Company in writing;

“Election Deadline” means 2:00 p.m. (New York time) on the Business Day that is anticipated to be three Business Days prior to the Effective Date (as mutually determined by Company and Parent, acting reasonably). The Company shall give at least two Business Days’ prior notice of the Election Deadline by means of press release disseminated on a newswire;

“Exchange Ratio” means 8.05;

“Final Order” means the final order of the Court pursuant to Section 195 of the YBCA, in a form acceptable to Parent and the Company, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Parent and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Parent and the Company, each acting reasonably) on appeal;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Implied Value” means, for each Company Share, an amount equal to the product of the Exchange Ratio and the Parent Share Price;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to Section 195(4) of the YBCA, in a form acceptable to Parent and the Company, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of Parent and the Company, each acting reasonably;

“Law” or “Laws” means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, by-law, ordinance, principle of law and equity, rule, injunction, determination, award, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity, and any terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are binding upon or applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form(s) to be delivered by Company to the Company Shareholders and Company RSU Holders and providing for the Company Shareholder’s and Company RSU Holders election with respect to the Consideration;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Maximum Aggregate Cash Consideration” means the amount of cash equal to USD$770 million;

“Meeting Date” means the date of the Company Meeting or, if such meeting is adjourned or postponed, the date of such adjourned or postponed meeting;

“Parent ADS” means an ADS, each currently representing the right to receive ten ordinary Parent Shares (and includes any additional Parent Shares at any time deposited or deemed deposited under the ADS Agreement and any other securities, cash and property received by the ADS Depositary in respect thereof and at such time held under the ADS Agreement); provided, that Parent expects to enter into an amendment to the ADS Agreement following completion of the Arrangement to cause each Parent ADS to represent the right to receive two ordinary Parent Shares, following the effectiveness of which holders of Parent ADSs outstanding at such time will receive additional Parent ADSs to reflect such change.

“Parent Securities” means the Parent Shares and the ADSs representing the Parent Shares;

“Parent Share Price” means the 5 day VWAP converted to US dollars applying the USD/AUD exchange rate published by the Reserve Bank of Australia on the following website as at 10am (Sydney time) on the date following the Calculation Date: http://www.rba.gov.au/statistics/frequency/exchange-rates.html;

“Parent Shares” means the ordinary shares of Parent;

“Parent” means Oil Search Limited, a Papua New Guinea corporation;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with section 7.4 of the Arrangement Agreement and this plan of arrangement;

“Purchaser” means Oil Search (Yukon) Limited, a corporation existing under the laws of the Territory of Yukon that is a wholly-owned subsidiary of Parent;

“Share Alternative” has the meaning ascribed thereto in Section 3.2(a) hereof;

“Share Consideration” means, for each Company Share, (i) the number of Parent Shares equal to the Exchange Ratio in the form of Parent Shares or ADSs representing such number of Parent Shares, at the election of the Company Shareholder and (ii) one CVR Note;

“Shareholder Rights Plan” means the Company’s Shareholder Rights Plan adopted on May 29, 2013 (as it may be amended from time to time);

“Tax Act” means the Income Tax Act (Canada);

“Withholding Obligation” has the meaning ascribed thereto in Section 5.1(f) hereof; and

“YBCA” means the Business Corporation Act (Yukon).

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Plan of Arrangement.

1.3	Date for any Action

If the date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.4	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5	References to Persons and Statutes

A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and “$” refers to U.S. dollars.

1.7	Other Definitional and Interpretive Provisions

(a)	References in this Plan of Arrangement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)	Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, shall have the respective meanings as defined in this Plan of Arrangement.

(c)	Any reference to a number of days shall refer to calendar days unless Business Days are specified.

(d)	The words “hereof”, “herein”, “hereto”, “hereunder”, and “hereby” and words of like import used in this Plan of Arrangement shall refer to this Plan of Arrangement as a whole and not to any particular provision of this Plan of Arrangement.

(e)	References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any person include the successors and permitted assigns of that person.

(f)	References to a particular statute or other Law shall be to such statute or other Law and the rules, regulations and published legally binding policies made thereunder, as in force as at the date of this Plan of Arrangement, and as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute or other Law thereto, unless otherwise expressly provided, supplements or supersedes any such statute or other Law or any such rule, regulation or legally binding policy.

Article 2

Effect of Arrangement

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement. Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any Party or person until the Effective Time.

2.2	Binding Effect

At the Effective Time, the Arrangement shall without any further authorization, act or formality on the part of the Court become effective and be binding at and after the Effective Time upon Parent, Purchaser, Company, the Company Securityholders, including Dissenting Shareholders, the Depositary and the registrar and transfer agent of Company.

Article 3

Arrangement

3.1	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur consecutively in the following order, each occurring five minutes following completion of the previous event without any further authorization, act or formality:

(a)	notwithstanding the terms of the Shareholder Rights Plan, the Shareholder Rights Plan shall be terminated and all rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof;

(b)	each Dissent Share shall be transferred by such Dissenting Shareholder to Purchaser (free and clear of any Liens) in accordance with, and for the consideration contemplated in, Article 4;

(c)	all Company Options, to the extent not exercised prior to the Effective Time, shall be deemed terminated without any payment in respect thereof;

(d)	the Effective Date shall be deemed to be the vesting date for all of the then issued and outstanding Company RSUs, and the Company shall allot and issue to each Company RSU Holder such number of Company Shares as are due to such holder under the terms of such RSUs and thereafter (i) the Company Incentive Plans will terminate and none of the former holders of Company RSUs or Company Options shall have any rights, liabilities or obligations in respect of the Company Incentive Plans and (ii) the Company RSU Holders will be treated in all respects as Company Shareholders with respect to the Company Shares issued pursuant to this Section 3.1(d);

(e)	the following shall occur and be deemed to occur concurrently:

(i)	in consideration for the Consideration issued or paid to the Company Shareholders by Parent for the benefit of Purchaser in Subsection 3.1(e)(iii), Purchaser shall issue to Parent a number of common shares of Purchaser with an aggregate fair market value equal to the fair market value of such Consideration;

(ii)	an amount equal to the fair market value of the Consideration issued or paid to the Company Shareholders by Parent for the benefit of Purchaser in Subsection 3.1(e)(iii) shall be added to the stated capital account of Purchaser in respect of the common shares of Purchaser issued to Parent in Subsection 3.1(e)(i); and

(iii)	Purchaser shall purchase all of the issued and outstanding Company Shares for the Consideration (to be issued or paid directly by Parent) and each Company Share (other than any Dissent Share) shall be transferred to Purchaser (free and clear of any Liens) in exchange for:

(A)	the Share Consideration to be issued directly by Parent to the Company Shareholder for the benefit of Purchaser; or

(B)	the Cash Consideration to be issued or paid directly by Parent to the Company Shareholder for the benefit of Purchaser,

in each case in accordance with the election or deemed election of such Company Shareholder pursuant to Section 3.2, in each case, subject to proration in accordance with Section 3.3;

(f)	with respect to each Company Share transferred in accordance with Section 3.1(b) or Section 3.1(e):

(i)	the registered holder thereof shall cease to be the registered holder of such Company Share and shall cease to have any rights in respect of such Company Share and the name of such registered holder shall be removed from the register of Company Shareholders as of the time of transfer prescribed in Section 3.1(b) or Section 3.1(e), as applicable;

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Company Share; and

(iii)	Purchaser will be the holder of all of the outstanding Company Shares as of the time of transfer prescribed in Section 3.1(b) or Section 3.1(e), as applicable and the central securities register of Company shall be revised accordingly and Purchaser shall be entitled to all of the rights and privileges attached to the Company Shares.

(g)	the transfers, exchanges, issuances and terminations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	Consideration Elections

With respect to the transfer of Company Shares pursuant to Section 3.1(e):

(a)	each Company Shareholder (other than Dissenting Shareholders) may elect to receive, in respect of each Company Share transferred, the Share Consideration (the “Share Alternative”) or the Cash Consideration (the “Cash Alternative”), and, for the avoidance of doubt, each Company RSU Holder shall be entitled to make the same election in respect of the Company Shares to be issued to such Company RSU Holder pursuant to Section 3.1(d);

(b)	each Company Shareholder or Company RSU Holder who (i) elects Share Consideration or (ii) elects Cash Consideration but ultimately ends up receiving Share Consideration as a result of the proration contemplated by Section 3.3, may elect to receive such Share Consideration (other than the CVR Note) in the form of Parent Shares or Parent ADSs. The Company Shareholder or Company RSU Holder may also choose to make no election, in which case if they receive Share Consideration, they will be deemed to have elected Parent Shares;

(c)	the elections provided for in Section 3.2(a) and Section 3.2(b) shall be made by a Company Shareholder or Company RSU Holder by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Company Shareholder’s or Company RSU Holder’s elections, together with certificates (if any) representing such Shareholder’s Company Shares or Company RSUs;

(d)	any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Company Shareholder or Company RSU Holder; and

(e)	any Company Shareholder and Company RSU Holder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of this Section 3.2 and the Letter of Transmittal and Election Form, shall be deemed to have elected the Share Alternative and to have elected to receive Parent Shares pursuant to the Share Alternative;

3.3	Proration

With respect to the transfer of Company Shares pursuant to Section 3.1(e):

(a)	the maximum aggregate amount of cash payable under the Cash Alternative to Company Shareholders pursuant to Section 3.1(e) shall not exceed the Maximum Aggregate Cash Consideration; and

(b)	if the aggregate cash consideration that would otherwise be payable to satisfy the consideration payable to Company Shareholders who have elected the Cash Alternative (the “Cash Electing Shareholders”) exceeds the Maximum Aggregate Cash Consideration, the amount of cash consideration payable to the Cash Electing Shareholders shall be limited to the Maximum Aggregate Cash Consideration and shall be allocated pro rata (on a per Company Share basis) among such Cash Electing Shareholders, and each such Cash Electing Shareholder shall receive Parent Shares as consideration for the balance of the Cash Consideration otherwise payable to it which exceeds the amount of cash so allocated to the Cash Electing Shareholder (calculated by valuing each Parent Share at the Parent Share Price).

3.4	Entitlement to Cash Consideration

In any case where the aggregate cash consideration payable to a particular Company Shareholder under the Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded to the nearest whole cent.

3.5	No Fractional Securities

In no event shall any Company Shareholder be entitled to a fractional Parent Security. Where the aggregate number of Parent Securities to be issued to a Company Shareholder as consideration under the Arrangement would result in a fraction of a Parent Security being issuable, the number of Parent Securities to be received by such Company Shareholder shall be rounded to the nearest whole Parent Security (with fractions equal to or greater than one half of one Parent Security being rounded up). For greater certainty, no other consideration will be paid or issued to a Company Shareholder in lieu of the issuance of any such fractional Parent Security.

Article 4

Dissent Rights

4.1	Dissent Rights

(a)	Each registered Company Shareholder as of the record date for the Company Meeting may exercise rights of dissent (“Dissent Rights”) with respect to Company Shares held by such Company Shareholder pursuant to Section 193 of the YBCA, as modified by the Interim Order and this Section 4.1(a); provided that, notwithstanding subsection 193(5) of the YBCA, the written objection to the Arrangement Resolution referred to in subsection 193(5) of the YBCA must be received by the Company not later than 4:00 p.m. (New York time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who:

(i)	are ultimately entitled to be paid by Purchaser fair value for their Dissent Shares, shall be deemed to have transferred such Dissent Shares (without any further authorization, act or formality and free and clear of any Liens) to Purchaser in accordance with Section 3.1(b) as of the time prescribed in Section 3.1(b) at the fair value of the Dissent Shares, which fair value, notwithstanding anything to the contrary contained in the YBCA, shall be determined as of the Effective Time; or

(ii)	are ultimately not entitled, for any reason, to be paid by Purchaser fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Company Shares on the same basis as a non-dissenting Company Shareholder and shall be deemed to have elected to receive, and shall receive, the consideration set forth in Section 3.2(e).

(b)	In no event shall Parent, Purchaser, Company, the Depositary or any other person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Company Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of Company as at the Effective Time.

(c)	For greater certainty, in addition to any other restrictions in the Interim Order, no person shall be entitled to exercise Dissent Rights with respect to Company Shares in respect of which a person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

Article 5

Exchange of Certificates and Delivery of Cash

5.1	Certificates and Payments

(a)	Following receipt of the Final Order and prior to the Effective Time, Parent shall deliver or arrange to be delivered to the Depositary the Consideration, including customary evidence representing the Parent Securities required to be issued to the Company Shareholders in accordance with Section 3.1(e) hereof, which Parent Security evidence shall be held by the Depositary as agent and nominee for such former Company Shareholders for distribution to such former Company Shareholders in accordance with the provisions of Article 5 hereof.

(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 3.1(e), together with a duly completed and executed Letter of Transmittal and Election Form and such additional documents and instruments as the Depositary may reasonably require, the Company Shareholder represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, the Consideration which such Company Shareholder has the right to receive under the Arrangement for such Company Shares and any certificate so surrendered shall forthwith be cancelled. Notwithstanding the foregoing, a Company RSU Holder, in his, her or its capacity as such, shall not be obligated to deposit certificates representing the underlying Company Shares (including those received pursuant to Section 3.1(d)) in order to receive the Consideration which such Company RSU Holder has the right to receive under the Arrangement for such Company Shares if certificates representing such Common Shares have not been issued (and the Letter of Transmittal and Election Form shall provide for same).

(c)	Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented Company Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration to which the holder is entitled to receive in lieu of such certificate as contemplated in this Section 5.1. Any such certificate formerly representing Company Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Company Shares of any kind or nature against or in Parent, Purchaser or Company. On such date, all Consideration to which such former holder was entitled shall be deemed to have been surrendered and forfeited to Purchaser.

(d)	Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of any Company Shareholder to receive the Consideration for Company Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Purchaser.

(e)	In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 3.1(e) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder’s Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Parent and the Depositary (acting reasonably) in such sum as Parent may direct, or otherwise indemnify Parent and Company in a manner satisfactory to Parent and Company, acting reasonably, against any claim that may be made against Parent, Purchaser and Company with respect to the certificate alleged to have been lost, stolen or destroyed.

(f)	Parent, Purchaser, Company or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement, such amounts as Parent, Purchaser, Company or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any provision of any other Law (a “Withholding Obligation”). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority. Parent, Purchaser, Company or the Depositary shall also have the right to withhold such number of Parent Securities otherwise issuable to such Person pursuant to this Plan of Arrangement as would be necessary to produce sale proceeds (after deducting reasonable commissions payable to the broker and other reasonable costs and expenses) sufficient to fund any Withholding Obligation in respect of such Person; provided that no sales of any such Parent Shares shall occur in the United States or any other jurisdiction in which such sales are not permitted under applicable Law.

(g)	Any exchange or transfer of Company Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

(h)	No dividend or other distribution declared or made after the Effective Time with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of this Section 5.1. Subject to applicable Law and to this Section 5.1, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Parent Shares.

5.2	Illegality of Delivery of Parent Securities or CVR Notes

(a)	Notwithstanding anything herein to the contrary, if Parent reasonably believes that it would be contrary to applicable Law to issue Parent Securities or CVR Notes pursuant to the Arrangement to a Company Shareholder, the Parent Securities or CVR Notes (as applicable) that otherwise would be issued to that person will be issued to the Depositary for sale by the Depositary on behalf of that person; provided that if Parent ADSs would otherwise have been issued to such person, then Parent Shares rather than Parent ADSs will be issued to the Depositary for sale in accordance with the foregoing. The Parent Shares or CVR Notes (as applicable) so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as Parent determines in its sole discretion, acting reasonably and in good faith, provided that no sales of any such Parent Shares or CVR Notes shall occur in the United States or any other jurisdiction in which such sales are not permitted under applicable Laws. The Depositary and Parent shall not be obligated to seek or obtain a minimum price for any of the Parent Shares or CVR Notes (as applicable) sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the Parent Shares or CVR Notes (as applicable) sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Parent Shares or CVR Notes (as applicable) and any amount withheld in respect of Taxes) in lieu of the Parent Securities or CVR Notes (as applicable) that such person would otherwise have received. The net proceeds will be remitted in the same manner as other payments pursuant to this Article 5. None of the Company, Purchaser, Parent or the Depositary will be liable for any loss arising out of any such sales.

Article 6

Amendments

6.1	Amendments

(a)	Parent and Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Company Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Company Shareholders and communicated to the Company Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Company and Parent, may be proposed by Company and Parent at any time prior to or at the Company Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if it is consented to by each of Company and Parent and, if required by the Court, by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by Company and Parent without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of Company and Parent is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Company Shareholders.

(e)	Notwithstanding the foregoing provisions of this Article 6, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

Article 7

Further Assurances

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

1.	The arrangement (as may be amended, supplemented or varied, the “Arrangement”) under Section 195 of the Business Corporations Act (Yukon) (the “YBCA”) involving InterOil Corporation (the “Company”), its securityholders, and Oil Search Limited (“Parent”), all as more particularly described and set forth in the plan of arrangement (as may be amended, supplemented or varied, the “Plan of Arrangement”) attached as [Appendix ●] to the Management Information Circular of the Company dated ●, 2016 (the “Circular”), is hereby authorized and approved.

2.	The Amended and Restated Arrangement Agreement dated effective as of May 20, 2016 among Parent and the Company (as may be amended, supplemented or varied from time to time, the “Arrangement Agreement”), which includes the Plan of Arrangement, the full text of which is set out in Schedule A to the Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement, the Arrangement Agreement and the Plan of Arrangement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and the Plan of Arrangement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

3.	The Company is hereby authorized to apply for a final order from the Supreme Court of Yukon (the “Court”) to approve the Arrangement in accordance with and subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement.

4.	Notwithstanding that this resolution has been passed (and the Arrangement authorized, approved and agreed) by the securityholders of the Company or that the Arrangement has been approved by the Court in accordance with the YBCA, the directors of the Company are hereby authorized and empowered without further approval of the securityholders of the Company (i) to amend, modify, supplement or vary the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and the Plan of Arrangement, and (ii) subject to the terms and conditions of the Arrangement Agreement, not to proceed with the Arrangement.

5.	Any one director or officer of the Company is hereby, authorized, empowered and directed, for and on behalf of the Company, to execute or cause to be executed, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things as in such person’s determination may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement and the Plan of Arrangement (including the execution and delivery of articles of arrangement), such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of such acts or things.

SCHEDULE C

CVR Note Trust Deed

CVR Note Trust Deed

Contents

1	Definitions and Interpretation		1
	1.1	Definitions	1
	1.2	Interpretation	5
	1.3	Terms of Issue	5
	1.4	Interpretation of inclusive expressions	5

2	Issue, Status and Voting		6
	2.1	Issue	6
	2.2	Status	6
	2.3	Voting	6

3	Form and Title		6
	3.1	Form	6
	3.2	Title	6
	3.3	No certificates	6

4	Redemption		6
	4.1	Conditions precedent	6
	4.2	Redemption	7
	4.3	Indebtedness of Issuer	7
	4.4	Purchase of CVR Notes	7
	4.5	Cancellation of CVR Notes	7
	4.6	Interest	7

5	The Register		7

6	Meetings		7

7	Events of Default		9

8	Enforcement		9
	8.1	Enforcement on direction of CVR Noteholders	9
	8.2	Enforcement by Note Trustee	9
	8.3	Indemnification of Note Trustee	9
	8.4	Enforcement by CVR Noteholders	9
	8.5	Invalid resolution	9
	8.6	No proceedings	9

9	Issuer Representations and Warranties		10
	9.1	Representations and warranties	10
	9.2	No other representation or warranty	10
	9.3	Exclusion	10

10	Certification Subcommittee		10

11	Issuer Undertakings		11

12	Note Trustee Covenants		13
	12.1	General	13
	12.2	To act continuously as trustee	13
	12.3	Note Trustee’s Duties	14
	12.4	No dispositions of assets except in accordance with Transaction Documents	14
	12.5	Perform Transaction Documents	14

13	Note Trustee Powers and Discretions		14
	13.1	Powers of the Note Trustee	14
	13.2	Enforcement	15

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CVR Note Trust Deed

	13.3	Legal Proceedings	15
	13.4	Provision of information	15
	13.5	Discretion of Note Trustee absolute	15
	13.6	Note Trustee may be a CVR Noteholder	15
	13.7	Note Trustee reliance on information	15
	13.8	Note Trustee not obliged to notify or investigate	16
	13.9	Note Trustee may assume	16
	13.10	No interference	16
	13.11	Consents etc may be conditional	16
	13.12	Note Trustee's responsibility for information	16
	13.13	Deemed approval	16

14	Note Trustee Limitation of Liability and Indemnity		17
	14.1	Exclusion of liability	17
	14.2	Indemnity from the Issuer	17
	14.3	Limitation of liability	17
	14.4	Release	18
	14.5	Insurance	18

15	Remuneration of Note Trustee		18
	15.1	Fees	18
	15.2	Reimbursement of costs	18
	15.3	Priority of payments	19
	15.4	Funds before acting	19

16	Retirement and Appointment of Note Trustee		19
	16.1	Right of Note Trustee to retire	19
	16.2	Power of Issuer to appoint a new note trustee	19
	16.3	Power of existing Note Trustee to appoint a new note trustee	19
	16.4	Retirement, death or removal of Note Trustee	20
	16.5	Release of Note Trustee	20

17	Acknowledgement of Trust		20
	17.1	Trust	20
	17.2	Order of Priority	21

18	Termination of CVR Note Trust		21
	18.1	Termination events	21
	18.2	Disposal and distribution of trust assets on termination	21
	18.3	Release	21

19	Notices		21

20	Amendments		23
	20.1	Amendments with CVR Noteholder approval	23
	20.2	Amendments without CVR Noteholder approval	23

21	Lodgement of documents by CVR Noteholders		24

22	Taxes		24
	22.1	Definitions	24
	22.2	General	24
	22.3	GST	24

23	General Provisions		25
	23.1	Deemed terms	25
	23.2	No liability for loss	25

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CVR Note Trust Deed

23.3	Waivers, remedies cumulative	25
23.4	Indemnities	25
23.5	Rights and obligations unaffected	25
23.6	Inconsistent law	26
23.7	Severability of provisions	26
23.8	Entire agreement	26
23.9	Counterparts	26
23.10	Inspection of this Deed and copies of this Deed	26
23.11	Governing law, jurisdiction and service of process	26
23.12	CVR Noteholders bound	26
23.13	Deed	27
23.14	Independent enforcement	27

Schedule 1 - Terms of Issue		28

Schedule 2 - The Register		34

Schedule 3 - Meetings		36

Schedule 4 - Form of Transfer		41

page (iii)

This Deed is made on	2016

Parties

1	Oil Search Limited (ARBN 055 079 868) incorporated in Papua New Guinea of 1 Bligh Street, Sydney NSW 2000 (Issuer).

2	Equity Trustees Limited (ACN 004 031 298) incorporated in the state of Victoria of Level 2, 575 Bourke Street, Melbourne VIC 3000 (Note Trustee).

Recitals

A	The Issuer wishes to issue CVR Notes in accordance with the terms of this Deed.

B	The Issuer appoints the Note Trustee and the Note Trustee accepts the appointment as trustee for the CVR Noteholders on the terms contained in this Deed.

C	The Issuer and the Note Trustee execute this Deed to protect the interests of the Note Trustee and the CVR Noteholders.

It is agreed as follows.

1	Definitions and Interpretation

1.1	Definitions

The following definitions apply in this Deed unless the context requires otherwise.

Accounts means profit and loss accounts, balance sheets and cashflow statements together with any statements, reports (including any directors' and auditors' reports) and notes attached to or intended to be read with any of them.

Arrangement Agreement means the Arrangement Agreement dated on or about 20 May 2016 between Oil Search Limited and InterOil Corporation.

ASIC means the Australian Securities and Investments Commission.

ASX means, as the context requires, ASX Limited (ACN 008 624 691) or the financial markets operated by it.

ASX Listing Rules means the official listing rules of ASX, as amended from time to time.

ASX Settlement Operating Rules means the Settlement Operating Rules published by ASX, as amended from time to time.

Auditors means the independent auditors of the Issuer from time to time.

Authorisation includes:

(a)	any consent, authorisation, registration, filing, lodgement, agreement, notarisation, certificate, permission, licence, approval, authority or exemption from, by or with a Government Agency (including any renewal or variation); or

(b)	in relation to anything which will be fully or partly prohibited or restricted by law if a Government Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

Business Day means a day other than a Saturday, Sunday, public or bank holiday in Sydney, Australia; Melbourne, Australia; Port Moresby, Papua New Guinea; Singapore; New York City, New York, United States of America; or in Whitehorse, Yukon Territory, Canada.

Certification Subcommittee means a committee established by SPI (208) Limited in accordance with the Arrangement Agreement and maintained by the Issuer under clause 11(h) that:

(a)	is constituted of persons appointed in accordance with the Arrangement Agreement;

(b)	is responsible for managing the rights and obligations of SPI (208) Limited under the Total Sale Agreement in connection with the Interim Resource Certification and the determination of the volume of the PRL15 2C Resources;

(c)	is responsible for the preparation of submissions and data for delivery to the independent certifiers undertaking the Interim Resource Certification, including compliance with the obligations of SPI (208) Limited under Part 6 of Schedule 4 of the Total Sale Agreement, and is provided with access to the appropriate technical information (including daily drilling reports and results of drilling and testing of the Antelope-7 well) and expertise to do so (including secondees or independent consultants if required);

(d)	is responsible for providing periodic reporting of such activities in paragraph (c) to the Note Trustee, including as contemplated by clause 11(j); and

(e)	in undertaking its duties, must have regard to the interests of CVR Noteholders in the accurate assessment of the volume of the PRL 15 2C Resources.

CHESS means the Clearing House Electronic Subregister System operated by ASX or its affiliates.

Corporations Act means the Corporations Act 2001 (Cth).

CVR Note means an unsecured note issued by the Issuer under this Deed and for the time being outstanding, and a reference to a CVR Note that is outstanding as at a particular date means a CVR Note that has not been redeemed, or otherwise cancelled, prior to that date.

CVR Noteholder in relation to a CVR Note, means, at any time, the person whose name is entered into the Register as the holder of that CVR Note.

CVR Note Trust means the trusts declared in this Deed and in particular in clause 17.

Director means a person appointed to the office of director of the Issuer and includes any alternate director duly appointed and acting as director.

Enforcement Action means:

(a)	taking action in relation to the enforcement of an Event of Default;

(b)	requiring the Issuer to take action in relation to an Event of Default, including steps to remedy such Event of Default;

(c)	bringing a claim against the Issuer in relation to an Event of Default;

(d)	entering into any agreement or arrangement with the Issuer in relation to an Event of Default; or

(e)	petitioning, applying or voting for, or taking any steps (including the appointment of any liquidator, receiver, administrator or similar officer) in relation to the winding up, dissolution, administration or reorganisation of the Issuer.

Events of Default means the events of default set out in clause 7.

Financial Half Year means a financial half year of the Issuer beginning on 1 January in each year and ending on the following 30 June or beginning on 1 July in each year and ending on the following 31 December.

Financial Year means a financial year of the Issuer beginning on 1 January in each year and ending on 31 December of the same year.

Government Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency, competition authority or entity and includes any minister (including, for the avoidance of doubt, the Commonwealth Treasurer), ASIC, ASX, the Takeovers Panel, POMSoX, the Papua New Guinea Securities Commission, the Papua New Guinea Investment Promotion Authority, the Independent Consumer & Competition Commission, and any regulatory organisation established under statute or any stock exchange.

GST has the meaning given in clause 22.1.

Interim Resource Certification has the meaning given to that term in the Total Sale Agreement.

IOC means InterOil Corporation (NYSE: IOC).

IOC Shares means fully paid ordinary shares in IOC.

IOC Shareholders means the holders of IOC Shares on the Record Date.

Issue Date means the date on which a CVR Note is issued and the subscriber's name is entered into the Register.

Nominal Value means a deemed face value of each CVR Note of $0.01.

Payment Date means the date which is 5 Business Days after the Record Date.

Plan means the plan of arrangement between InterOil Corporation and IOC Shareholders, as described in the Arrangement Agreement.

POMSoX means the Port Moresby Stock Exchange.

PRL 15 2C Resources has the meaning given in clause 1.1 of the Total Sale Agreement.

Proper ASTC Transfer has the meaning given in the Corporations Regulations 2001 (Cth).

Record Date means the fifth Business Day after satisfaction of all of the Redemption Conditions.

Recovered Moneys means the aggregate amount received or recovered by the Note Trustee under the Transaction Documents in its capacity as trustee for CVR Noteholders.

Redemption Amount means, in relation to each CVR Note, the amount in US dollars, calculated as follows:

Redemption Amount (USD)	=	0.77 x 1,000,000,000 x (PRL152C – 6.2) x 0.40127529

N

where:

PRL152C	is the volume of the PRL 15 2C Resources, expressed in Tcfe; and

N	is [INSERT HERE ON EXECUTION the total number of IOC Shares on issue immediately prior to the Effective Time under the Arrangement Agreement, including all IOC shares issued to close out RSUs, and all IOC shares of any dissenters.]

Redemption Conditions means each of:

(a)	the Interim Resource Certification has been completed and the volume of PRL 15 2C Resources has been determined under the Total Sale Agreement; and

(b)	the volume of PRL 15 2C Resources is greater than 6.2 Tcfe.

Register means the register of persons who hold CVR Notes required to be kept and updated by or on behalf the Issuer in accordance with clause 5 and Schedule 2 and the Corporations Act, and includes:

(a)	any sub-register maintained by, or on behalf of the Issuer under the Corporations Act, the ASX Listing Rules or the rules and regulations of CHESS; and

(b)	any branch register, provided that, in the event of any inconsistency, the principal register will prevail over any sub-register or branch register.

Registry means Computershare Investor Services Pty Limited, or such other registrar as the Issuer may appoint.

Related Body Corporate has the meaning given in the Corporations Act.

Settled Sum means $10.

SPI (208) Limited means SPI (208) Limited (Company Number 1-31349), a wholly-owned subsidiary of IOC.

Standard Cubic Foot means the amount of gaseous hydrocarbons which occupy one cubic foot at a pressure of 14.696 pounds per square inch absolute at a temperature of 60 degrees Fahrenheit and Standard Cubic Feet shall have a corresponding meaning.

Subsidiary has the meaning given in the Corporations Act.

Tax includes any tax, levy, impost, deduction, charge, rate, duty, compulsory loan or withholding which is levied or imposed by a Government Agency, and any related interest, penalty, charge, fee or other amount. It includes income tax, withholding tax, GST and other similar Taxes.

Terms of Issue means the terms of issue set out in Schedule 1.

Tcfe means one trillion Standard Cubic Feet equivalent.

Total Sale Agreement means the Share Purchase Agreement dated 26 March 2014 between SPI (208) Limited and Total Holdings International B.V.

Transaction Document means:

(a)	any CVR Note;

(b)	this Deed;

(c)	any document or agreement which the Issuer and the Note Trustee (acting on the instructions of CVR Noteholders, provided that the Note Trustee is satisfied that the interests of all CVR Noteholders will not be materially prejudiced) at any time agree is to be a Transaction Document for the purposes of this Deed; or

(d)	any document or agreement entered into under, or for the purposes of amending or novating, any of the documents referred to in paragraphs (a) to (c) above.

Trustee Company means a corporation which would be entitled, according to laws of all States and Territories of the Commonwealth of Australia where any of the CVR Notes were offered, to act as a trustee for the holders of CVR Notes subscribed for pursuant to an offer or invitation to the public and which is a corporation which satisfies the requirements of section 283AC of the Corporations Act.

Terms of Issue means the terms of issue of the CVR Notes, as set out in Schedule 1.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires or specifies otherwise.

(a)	The singular includes the plural and the converse.

(b)	A gender includes all genders.

(c)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to person includes a body corporate, an unincorporated body or other entity and conversely.

(e)	A reference to a clause or Schedule is a reference to a clause of, or schedule to, this Deed.

(f)	The Schedules form part of this Deed.

(g)	A reference to a party to this Deed or another agreement or document includes the party's successors and permitted assigns.

(h)	A reference to an agreement or document is to the agreement or document as amended, novated, supplemented, varied or replaced from time to time.

(i)	A reference to legislation or to any provision of legislation includes any modification or re-enactment of it, a legislative provision substituted for it and all regulations or statutory instruments issued under it.

(j)	A word or phrase defined in the Corporations Act has the same meaning when used in this Deed.

(k)	A reference to writing includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

(l)	A reference to conduct includes any omission and any representation, statement or undertaking, whether or not in writing.

(m)	A reference to $, dollars or cents is a reference to United States currency.

(n)	A reference to time is a reference to Sydney time.

(o)	Any payment to be made on a day which is not a Business Day shall be paid on the following Business Day, unless that Business Day falls in the next calendar month, in which case it will be paid on the preceding Business Day.

1.3	Terms of Issue

To the extent of any inconsistency, the provisions of this Deed (excluding the Schedules) shall prevail over the provisions in Schedule 1.

1.4	Interpretation of inclusive expressions

Specifying anything in this deed after the words ‘include’ or ‘for example’ or similar expressions does not limit what else is included unless there is express wording to the contrary.

2	Issue, Status and Voting

2.1	Issue

The Issuer must create and issue CVR Notes in accordance with the terms of the Arrangement Agreement, this Deed and the Terms of Issue.

2.2	Status

The CVR Notes will:

(a)	rank equally in all respects (including as to payment) as between themselves;

(b)	rank in priority in right of payment to the ordinary shares and other classes of shares of the Issuer;

(c)	be issued in accordance with the Plan; and

(d)	be created and issued under and subject to the terms set out in this Deed.

2.3	Voting

CVR Noteholders are not entitled (in their capacity as CVR Noteholders) to:

(a)	receive notice of a general meeting of the Issuer;

(b)	attend a general meeting of the Issuer; or

(c)	vote at a general meeting of the Issuer or otherwise on a matter on which an ordinary shareholder of the Issuer is entitled to vote.

3	Form and Title

3.1	Form

(a)	The Issuer’s, and the Note Trustee’s obligations in relation to the CVR Notes are constituted by, and specified in, this Deed and become effective on inscription in the Register of the details of those CVR Notes.

(b)	The CVR Notes are ‘unsecured notes’ for the purposes of section 283BH of the Corporations Act.

3.2	Title

The Register is conclusive evidence of ownership of CVR Notes, subject to correction for fraud or error. Except as required by law, the Issuer and the Note Trustee must treat the person entered in the Register as the holder of a CVR Note as the absolute owner of that CVR Note. This clause 3.2 applies despite any notice of ownership, trust or interest in the CVR Note.

3.3	No certificates

No certificates will be issued to CVR Noteholders unless the Issuer determines that certificates should be available or are required by any applicable law.

4	Redemption

4.1	Conditions precedent

The CVR Notes will only be redeemable if each of the Redemption Conditions is satisfied. If either or both of the Redemption Conditions are not satisfied, no obligation to pay the Redemption Amount in respect of any CVR Note will arise.

4.2	Redemption

If each of the Redemption Conditions are satisfied, the Issuer must, in accordance with the Terms of Issue, redeem the CVR Notes by:

(a)	notifying the Note Trustee in writing that the Redemption Conditions have been satisfied and the amount of the Redemption Amount in respect of each CVR Note as soon as practicable (and in any event not later than five Business Days) after the date of determination of the volume of the PRL15 2C Resources; and

(b)	paying to each CVR Noteholder, on the Payment Date and in accordance with the Terms of Issue, the Redemption Amount in respect of each CVR Note held by the CVR Noteholder as at 5.00pm on the Record Date, and once such payments are made, this obligation will be satisfied.

The Issuer must notify the Note Trustee in writing when the Issuer has made such payments.

4.3	Indebtedness of Issuer

Subject to each Redemption Condition being satisfied, the Issuer:

(a)	acknowledges that it will be indebted to each CVR Noteholder in respect of the Redemption Amount for each CVR Note held by the CVR Noteholder as at 5.00pm on the Record Date; and

(b)	must redeem the CVR Notes in accordance with the Terms of Issue in satisfaction of its obligation to pay the Redemption Amount in respect of each CVR Note.

4.4	Purchase of CVR Notes

Subject to all applicable laws, the Issuer, or a related party of the Issuer, may at any time and from time to time purchase any of the issued CVR Notes in any manner the Issuer considers appropriate. However, this clause 4.4 does not oblige any CVR Noteholder to transfer any CVR Notes to the Issuer.

4.5	Cancellation of CVR Notes

All CVR Notes will be cancelled where:

(a)	all of the CVR Notes have been redeemed;

(b)	the Redemption Amount has been paid in respect of each outstanding CVR Note; or

(c)	no Redemption Amount is payable because, following completion of the Interim Resource Certification, the volume of the PRL 15 2C Resources is determined to be not greater than 6.2 Tcfe.

4.6	Interest

No interest is payable on the CVR Notes.

5	The Register

The Issuer shall establish and maintain or cause to be established and maintained a register in accordance with Schedule 2.

6	Meetings

Schedule 3 shall apply in respect of meetings of CVR Noteholders.

7	Events of Default

Subject to any waiver by the Note Trustee, each of the following is an event of default (whether or not it is in the control of the Issuer):

(a)	(Failure to pay Redemption Amount): If following satisfaction of both Redemption Conditions, the Issuer fails to pay the Redemption Amount in respect of any CVR Note on the Payment Date and such failure continues unremedied for a period of 15 Business Days;

(b)	(Administration, winding up, insolvency etc) If any of the following events occur prior to payment of the Redemption Amount:

(i)	Except for the purpose of a solvent reconstruction or amalgamation:

(A)	an application or an order is made, proceedings are commenced, a resolution is passed or proposed in a notice of meeting or an application to a court or other steps are taken for:

(1)	the winding up, dissolution or administration of the Issuer; or

(2)	the Issuer entering into an arrangement, compromise or composition with or assignment for the benefit of its creditors or a class of them,

(other than frivolous or vexatious applications, proceedings, notices and steps); or

(B)	the Issuer ceases, suspends or threatens to cease or suspend the conduct of all or a substantial part of its business or disposes of or threatens to dispose of a substantial part of its assets.

(ii)	The Issuer:

(A)	is, or under legislation is presumed or taken to be, insolvent; or

(B)	stops or suspends or threatens to stop or suspend payment of all or a class of its debts (other than as the result of a failure to pay a debt or claim the subject of a good faith dispute).

(c)	(Enforcement against assets) If prior to payment of the Redemption Amount:

(i)	a receiver, receiver and manager, administrative receiver or similar officer is appointed and not removed within 15 Business Days; or

(ii)	a distress, attachment or other execution for an amount exceeding US$20 million is levied or enforced or applied for, over all or any of the assets and undertaking of the Issuer.

(d)	(Breach) The Issuer is in breach of any material undertaking under this Deed or the Terms of Issue (other than those referred to elsewhere in this clause 7), which breach is not rectified to the reasonable satisfaction of the Note Trustee within five Business Days of notice by the Note Trustee to do so.

8	Enforcement

8.1	Enforcement on direction of CVR Noteholders

At any time after the occurrence of an Event of Default the Note Trustee must, subject to clauses 8.3 and 8.6, take Enforcement Action or proceedings against the Issuer, where all the following conditions are satisfied:

(a)	the Note Trustee has convened a meeting of CVR Noteholders, in accordance with clause 1 of Schedule 3;

(b)	a direction to the Note Trustee is made by a resolution of CVR Noteholders is passed in accordance with clause 13(b) of Schedule 3 directing the Note Trustee to take the Enforcement Action, commence proceedings or to join in proceedings, as the case may be; and

(c)	the Note Trustee is not of the view that such enforcement is inconsistent with the Terms of Issue, this Deed or the Corporations Act or is otherwise objectionable.

8.2	Enforcement by Note Trustee

Subject to clause 8.1, the Note Trustee may take any Enforcement Action in relation to an Event of Default or otherwise enforce this deed in any other circumstances and in its absolute discretion.

8.3	Indemnification of Note Trustee

The Note Trustee is not required to take any action as contemplated by clause 8.1, unless it has a satisfactory indemnity or protection from the CVR Noteholders against:

(a)	all actions, proceedings, claims and demands to which the Note Trustee may render itself liable by taking such Enforcement Action; and

(b)	all costs, charges, damages and expenses which the Note Trustee may thereby incur.

8.4	Enforcement by CVR Noteholders

A CVR Noteholder can only take action or proceedings against the Issuer or to enforce any provision of this Deed following the making of a binding direction in accordance with clause 8.1, if 15 Business Days have lapsed since the date on which the CVR Noteholder gave written notice to the Note Trustee that it intended to commence such action or proceedings (with such notice to specify the details of its claim and the basis of its claim) and the Note Trustee has not commenced such action or proceedings as a result of the binding direction of the CVR Noteholders made in accordance with clause 8.1.

8.5	Invalid resolution

The Note Trustee is entitled to act on, and shall not be in any way responsible for acting on, a resolution purporting to have been passed at any meeting of CVR Noteholders where minutes of the relevant meeting have been made, signed and provided to the Note Trustee even though it may subsequently be found that there was some defect in the constitution of the meeting or that the passing of the resolution was not valid or binding on any of those CVR Noteholders whom it purports to bind or on the Note Trustee.

8.6	No proceedings

Notwithstanding any other provisions of this clause 8, the Note Trustee may not institute any proceedings against the Issuer during any period during which the Issuer fails or refuses to redeem the CVR Notes in order to comply with:

(a)	any law; or

(b)	any order of any court of competent jurisdiction.

9	Issuer Representations and Warranties

9.1	Representations and warranties

The Issuer makes the following representations and warranties for the benefit of the Note Trustee and the CVR Noteholders on the date of this Deed and repeats them on the date of issue of the CVR Notes:

(a)	(status) it is a corporation validly existing under the laws of the place of its incorporation;

(b)	(power) it has the power to enter into and perform its obligations under this Deed and to issue and perform its obligations under the CVR Notes;

(c)	(corporate authorisations) it has taken all necessary corporate action to authorise the entry into and performance of this Deed and the issue and performance of the CVR Notes;

(d)	(documents binding) each Transaction Document to which it is party is its valid and binding obligation enforceable in accordance with its terms;

(e)	(no contravention or exceeding power) the Transaction Documents and the transactions under them which involve it do not contravene its constituent documents or any law or obligation to which it is bound or to which any of its assets are subject or cause a limitation on its powers or the powers of its directors to be exceeded; and

(f)	(adequate funds) it has adequate funds to meet payments that fall due under this Deed.

9.2	No other representation or warranty

Other than as set out in clause 9.1 or as otherwise expressly contained in this Deed or the Terms of Issue, the Issuer does not make any representation or warranty, express or implied, in relation to or in connection with the CVR Notes.

9.3	Exclusion

To the maximum extent permitted by law, the Note Trustee agrees on behalf of each CVR Noteholder not to make and to waive any right it may have to make a claim against the Issuer under sections 1041H or 1041I of the Corporations Act, or any corresponding provision of any enactment in another jurisdiction (including any state or territory of Australia), in relation or in connection with the CVR Notes.

10	Certification Subcommittee

(a)	The Issuer must maintain the Certification Subcommittee established under the Arrangement Agreement and must procure that SPI (208) Limited delegates all powers and decisions relating to the Interim Resource Certification to the Certification Subcommittee. For the avoidance of doubt, nothing in clause 11(b) prevents or restricts the Issuer or SPI (208) Limited from taking any step that may be necessary or desirable to comply with this clause 10(a), including SPI (208) Limited executing an instrument to delegate its rights and powers under the Total Sale Agreement.

(b)	The Certification Subcommittee must remain in place until termination of this Deed.

(c)	Each member of the Certification Subcommittee will act in good faith in performing their duties as members of the Certification Subcommittee as contemplated by this Deed. No member of the Certification Subcommittee owes any duty of care, or will otherwise be liable, to the CVR Noteholders in respect of the performance of their duties as members of the Certification Subcommittee.

(d)	To the extent permitted by law, the Issuer will indemnify, and keep indemnified, the members of the Certification Subcommittee from and against all costs, charges, expenses (including legal expenses) and liabilities incurred in the performance of their duties as members of the Certification Subcommittee as contemplated by this Deed.

11	Issuer Undertakings

The Issuer undertakes to the Note Trustee and each CVR Noteholder that it will:

(a)	(PRL15 2C Resources determination) procure that the volume of the PRL15 2C Resources is determined in a manner that is consistent with the Interim Resource Certification procedure set out in the Total Sale Agreement;

(b)	(Total Sale Agreement) during the period commencing on the date of this Deed and ending on the date that all of the CVR Notes are redeemed or cancelled, not, and procure that SPI (208) Limited does not:

(i)	assign, transfer, waive or limit its rights under the Total Sale Agreement; or

(ii)	agree to amend the Total Sale Agreement in any way that affects the timing of the completion of the Interim Resource Certification or the determination of the PRL 15 2C Resources; or

(iii)	terminate the Total Sale Agreement,

whether directly or indirectly, by amendment or side agreement, arrangement, or understanding. For the avoidance of doubt, nothing in this clause 11(b) prevents or restricts the Issuer or SPI (208) Limited from agreeing to amend the Total Sale Agreement other than as specifically set out in clause 11(b)(ii);

(c)	(enforcement of rights) procure that SPI (208) Limited prudently and in good faith enforces its rights under the Total Sale Agreement in respect of the Interim Resource Certification and the determination of the PRL 15 2C Resources;

(d)	(change in arrangement) not enter into any legal arrangements that would result in Total Holdings International B.V or its Subsidiaries becoming directly liable to make payments to the CVR Noteholders;

(e)	(Antelope-7) procure that any Related Body Corporate of the Issuer supports, and does not obstruct or delay, the drilling of the Antelope-7 well, including:

(i)	voting in favour of the Antelope-7 well when it is first proposed at an Operating Committee meeting convened by the operator of the PRL 15 joint venture; and

(ii)	not supporting any resolution or proposed resolution at any such Operating Committee meeting to postpone drilling of the Antelope-7 well;

(f)	(SPI (208) Limited registration) during the period commencing on the date of this Deed and ending on the date that all of the CVR Notes are redeemed or cancelled ensure that SPI (208) Limited continues to be registered under the Companies Act 1997 (PNG);

(g)	(Release of certifier) not release Netherland, Sewell & Associates, Inc., or Gaffney, Cline & Associates from their existing contractual obligations to the Issuer or its Subsidiaries so as to allow them to accept an appointment as an 'Expert' for the purposes of the Interim Resource Certification without the consent of the Certification Subcommittee;

(h)	(Resourcing of Certification Subcommittee) provide the Certification Subcommittee with adequate financial and other support sufficient to allow it to perform its functions as contemplated by this Deed and to have the benefit of paragraphs 4 and 6 of the instruction letters contemplated by Schedule 5 of the Total Sale Agreement in respect of the Interim Resource Certification, including office and administrative support, access to appropriate technical data (including the daily drilling and other reports issued by the operator of the PRL15 joint venture in connection with the Antelope-7 well), and such other support as the Certification Subcommittee may reasonably request;

(i)	(Appraisal Work Program) procure that any Subsidiary of the Issuer does not agree to the commencement of the Interim Resource Certification, and contests any purported notice received pursuant to clause 3.3(a) of the Total Sale Agreement, until such time as the drilling and testing of the Antelope-7 well has concluded;

(j)	(periodic reporting) provide periodic reports (but in any case on a monthly basis) on the progress of the Interim Resource Certification to the Note Trustee and each CVR Noteholder. For the avoidance of doubt:

(i)	the requirement to provide periodic reports to CVR Noteholders under this clause 11(j) is satisfied by the Issuer releasing an announcement on ASX containing the relevant periodic report; and

(ii)	nothing in this clause 11(j) requires the Issuer to post or email copies of periodic reports to CVR Noteholders.

(k)	(information provided by Certification Subcommittee to the Note Trustee) provide to each CVR Noteholder copies of any information provided by the Certification Subcommittee to the Note Trustee, in such form as the Issuer considers appropriate, as soon as is reasonably practicable, and in any event within 5 Business Days after provision of information to the Note Trustee. For the avoidance of doubt:

(i)	the requirement to provide information to CVR Noteholders under this clause 11(k) is satisfied by the Issuer releasing an announcement on ASX setting out the relevant information; and

(ii)	nothing in this clause 11(k) requires the Issuer to post or email copies of the information to CVR Noteholders;

(l)	(notices) provide copies to the Note Trustee of all notices given to or by the Issuer in relation to the Interim Resource Certification;

(m)	(no further issues) not issue any additional or new CVR Notes without the Note Trustee's consent, if the effect of the issue would be to dilute the amounts that may be payable to persons who are CVR Noteholders at the time of issue;

(n)	(conduct business) carry on and conduct its business (if any) in a proper and efficient manner;

(o)	(keep accounts) keep or cause to be kept proper books of account and enter into those books full particulars of all dealings and transactions in relation to its business;

(p)	(allow inspection) make available for inspection by:

(i)	the Note Trustee;

(ii)	an officer or employee of the Note Trustee authorised by the Note Trustee to carry out the inspection; or

(iii)	a registered company auditor appointed by the Note Trustee to carry out the inspection,

the whole of its financial and other records and will give to them any information, explanation or other assistance as they require with respect to any matters relating to those records;

(q)	(provide accounts) provide the following:

(i)	without charge, to the Note Trustee and to each CVR Noteholder who requests it in accordance with section 318(2) of the Corporations Act, a copy of the Issuer's consolidated audited Accounts in respect of each Financial Year and a copy of the Issuer's annual report for that Financial Year, at the time required by the Corporations Act;

(ii)	without charge, to the Note Trustee, a copy of the Issuer's consolidated Accounts in respect of each Financial Half Year at the time required by the Corporations Act; and

(iii)	whenever requested by the Note Trustee, to the Note Trustee or any person authorised by the Note Trustee to receive it, such information as the Note Trustee reasonably considers necessary in relation to all matters necessary for the purposes of the discharge of the duties, trusts and powers vested in the Note Trustee under this Deed or imposed upon it by law;

(r)	(provide quarterly reports) provide to the Note Trustee within one month after the end of each calendar quarter the report required by section 283BF(4) of the Corporations Act;

(s)	(give notices) notify the Note Trustee:

(i)	if it creates a charge, within 15 Business Days after the charge is created;

(ii)	as soon as it becomes aware of any Event of Default;

(iii)	as soon as it becomes aware that any provision of this Deed or a CVR Note is not being, or cannot be, complied with by the Issuer, together with details of that breach; and

(iv)	as soon as reasonably practicable if the Issuer intends to redeem or acquire any CVR Note;

(t)	(provide documents) promptly give the Note Trustee copies of all documents and notices received by it from any CVR Noteholder or which it gives to a CVR Noteholder;

(u)	(provide copy of this Deed) without charge, provide a copy of this Deed to the Note Trustee or a CVR Noteholder if they request a copy;

(v)	(comply with other duties) comply with all other duties imposed on it under the Corporations Act in relation to the CVR Notes; and

(w)	(further assurances) do all things and execute all deeds, instruments and other documents as may be necessary or desirable to give full effect to this Deed and the Terms of Issue in favour of the Note Trustee and the CVR Noteholders.

12	Note Trustee Covenants

12.1	General

The provisions contained in this clause 12 shall be for the benefit of the CVR Noteholders.

12.2	To act continuously as trustee

The Note Trustee shall act continuously as trustee of the CVR Note Trust until the CVR Note Trust is terminated as provided by this Deed or the Note Trustee has retired or been removed from office in the manner provided under this Deed or, if applicable, the Corporations Act.

12.3	Note Trustee’s Duties

(a)	The Note Trustee shall comply with the duties imposed on it under the Corporations Act and will observe and perform the covenants and obligations of this Deed.

(b)	On receipt of a written request from a CVR Noteholder, the Note Trustee shall make available a copy of any reports provided to it under clause 11 to that CVR Noteholder.

12.4	No dispositions of assets except in accordance with Transaction Documents

Except as provided or permitted in any Transaction Document, the Note Trustee shall not, nor shall it permit any of its officers to, sell, mortgage, charge or otherwise encumber or part with possession of any asset of the CVR Note Trust.

12.5	Perform Transaction Documents

The Note Trustee shall properly perform the functions which are required of it under all Transaction Documents in respect of the CVR Note Trust.

13	Note Trustee Powers and Discretions

13.1	Powers of the Note Trustee

Subject to this Deed, the Note Trustee may exercise any of the following powers (in addition to those powers of trustees arising under any law):

(a)	(delegate) delegate to any person the trusts, powers or discretions vested in the Note Trustee by this Deed, including this right of delegation, on such terms and conditions as the Note Trustee, in the interests of CVR Noteholders, thinks fit;

(b)	(modify Deed) by agreement with the Issuer from time to time, modify the terms of this Deed:

(i)	where such modification is of a formal or technical nature or is made to correct a manifest error or is necessary to comply with the provisions of any law or regulation or any requirement of any Government Agency; and

(ii)	in the opinion of the Note Trustee, is not likely to be prejudicial (taken as a whole and in conjunction with all other modifications) to the interests of the CVR Noteholders;

(c)	(make modifications agreed to by CVR Noteholders) by agreement with the Issuer, make any alteration, modification or replacement of the provisions of this Deed which has been assented to by the CVR Noteholders by special resolution in accordance with clause 13(a) of Schedule 3;

(d)	(waive as instructed) on the instructions of the CVR Noteholders by special resolution, waive any breach by the Issuer of any of the covenants or obligations binding on it under this Deed on such terms as the CVR Noteholders instruct;

(e)	(waive without instruction) waive any minor breach of a formal, technical or administrative nature by the Issuer of any of the covenants or obligations binding on it under this Deed on such terms as the Note Trustee thinks fit, provided that the Note Trustee believes on reasonable grounds that the CVR Noteholders will not be materially prejudiced as a result of granting such waiver;

(f)	(rely on advice) rely on the advice of any barrister, solicitor or accountant or any other expert obtained by the Note Trustee or by the Issuer; and

(g)	(interpret Deed) determine all questions and matters of doubt arising in relation to any of the provisions of this Deed, and every such determination whether made on a question actually raised or implied in the acts or proceedings under this Deed is conclusive and binding on the CVR Noteholders, the Issuer, and all persons claiming through them.

13.2	Enforcement

Subject to the other terms of this Deed, at any time after any CVR Notes have become payable, the Note Trustee, acting on the instructions of CVR Noteholders by ordinary resolution and without further notice to the Issuer, may institute such proceedings against any person as it may think fit to enforce payment of the CVR Notes and recover any other moneys owing under this Deed, but need not and must not take any action other than as specified in clause 8.

13.3	Legal Proceedings

The Note Trustee may apply to any court for directions in relation to any question and may assent to and approve or oppose any application to any court made by or at the instance of any CVR Noteholder.

13.4	Provision of information

(a)	Subject to clause 13.4(b), nothing contained in this Deed shall impose on the Note Trustee an obligation to inform any CVR Noteholders of any breach by the Issuer of any provision of this Deed.

(b)	Following an Event of Default, to the extent that an ASX announcement required under clauses 11(j) or 11(k) is not made by the Issuer, the Note Trustee must provide the CVR Noteholders with the information provided by the Issuer in accordance with clause 11(j), and any information provided to it by the Certification Subcommittee, in such form as the Note Trustee considers appropriate, as soon as is reasonably practicable, and in any event within 5 Business Days of receipt of the information provided by the Issuer in accordance with clause 11(j), or the Certification Subcommittee in accordance with the obligations of the Certification Subcommittee, by the Note Trustee.

13.5	Discretion of Note Trustee absolute

Subject to clause 8, the Note Trustee shall, as regards all the powers, authorities and discretions vested in it by this Deed, have absolute and uncontrolled discretion as to the exercise of them in all respects.

13.6	Note Trustee may be a CVR Noteholder

(a)	Nothing in this Deed will prohibit the Note Trustee from being a CVR Noteholder or from acting in any representative capacity for a CVR Noteholder, including so acting on its own account or as executor, administrator, trustee, receiver, committee, guardian, attorney or agent or in any other fiduciary, vicarious or professional capacity, nor shall acting in any such capacity be deemed a breach of the obligations arising out of the fiduciary relationship between the Note Trustee on the one hand and the CVR Noteholders on the other which is established under this Deed or otherwise imposed or applied by law.

(b)	The Note Trustee will not by reason of its fiduciary capacity be prevented from making any contracts or entering into any transactions with the Issuer or any of its Related Bodies Corporate.

13.7	Note Trustee reliance on information

The Note Trustee is:

(a)	entitled to accept a certificate signed by any two Directors as to any factual matter as conclusive evidence of the matter;

(b)	entitled to accept and act on any information, statements, certificates, report, balance sheet or account supplied by the Issuer or any Director, secretary, Auditors or duly authorised officer of the Issuer; and

(c)	entitled to accept and act upon the statements and opinions contained in any statement, certificate, report, balance sheet, or account given pursuant to the provisions of this Deed as conclusive evidence of the contents of it.

13.8	Note Trustee not obliged to notify or investigate

Subject to section 283DA of the Corporations Act, the Note Trustee need not:

(a)	notify any person of the execution of this Deed; or

(b)	take any steps to ascertain whether there has occurred any:

(i)	Event of Default; or

(ii)	event which constitutes or which, with the giving of notice or the lapse time or the issue of a certificate would constitute an Event of Default; or

(c)	enquire as to whether the provisions of any Transaction Document have been complied with; or

(d)	request information or otherwise keep itself informed about the circumstances of the Issuer or consider or provide to any CVR Noteholder any information with respect to the Issuer (whenever coming into its possession).

This clause 13.8 in no way limits the Note Trustee's obligations under clause 12.

13.9	Note Trustee may assume

Until it has actual knowledge or express notice to the contrary, the Note Trustee may assume that no condition, event or act of the kind described in clause 13.8(a) has occurred and that the Issuer and other parties to the Transaction Documents are observing and performing all their obligations contained in this Deed, the CVR Notes and other Transaction Documents and need not enquire whether that is, in fact, the case.

13.10	No interference

The Note Trustee must not interfere with the conduct of the business of the Issuer.

13.11	Consents etc may be conditional

Any consent, authority, determination or waiver given by the Note Trustee for the purpose of this Deed may be given on terms and subject to conditions (if any) the Note Trustee thinks fit.

13.12	Note Trustee's responsibility for information

The Note Trustee is not concerned with or responsible for any omission from or statement or information contained in a prospectus, information memorandum, any advertisement, circular or other document relating to CVR Notes.

13.13	Deemed approval

The Note Trustee is to provide its approval, or reasonable grounds for withholding its approval, to any document provided to the Note Trustee as contemplated by clause 13.11 within 5 Business Days of request by the Issuer (or such other period as the Note Trustee and the Issuer may agree). The Note Trustee will not be liable to the Issuer if it does not provide such approval or grounds within that period, but if the Note Trustee does not provide its approval, or reasonable grounds for withholding its approval, before such a time, the Note Trustee will be deemed to have approved the document.

14	Note Trustee Limitation of Liability and Indemnity

14.1	Exclusion of liability

Subject to clause 14.3 and any applicable law, including Chapter 2L of the Corporations Act, the Note Trustee shall not:

(a)	be under any liability whatsoever in its role as Note Trustee under the Transaction Documents;

(b)	be under any liability for anything done or omitted to be done in accordance with a direction given to it by the CVR Noteholders at a meeting of CVR Noteholders;

(c)	without limiting the generality of paragraph (a), be in any way responsible or liable for the payment of any stamp duty payable on or in respect of the issue of the CVR Notes or on their redemption; and

(d)	without limiting the generality of paragraph (a), be in any way responsible for any loss, costs, damages or inconvenience that may result from the exercise or non-exercise of any authority, discretion or power which the Note Trustee exercises or fails to exercise in connection with this Deed or any CVR Notes issued in connection with this Deed.

14.2	Indemnity from the Issuer

Without prejudice to any indemnity allowed by law and subject to clause 14.3, the Issuer shall indemnify the Note Trustee for all costs, charges, expenses and liabilities incurred and payments made in or about the execution, administration or enforcement of this Deed incurred by the Note Trustee in its capacity as trustee under or in connection with a Transaction Document or the exercise of any right under any Transaction Document and the remuneration payable by the Issuer to the Note Trustee.

14.3	Limitation of liability

(a)	This Deed applies to the Note Trustee only in its capacity as trustee of the CVR Note Trust and in no other capacity. A liability arising under or in connection with this Deed is limited to and can be enforced against the Note Trustee only to the extent to which it can be satisfied out of property of the CVR Note Trust out of which the Note Trustee is actually indemnified for the liability. This limitation of the Note Trustee's liability applies despite any other provision of this Deed and extends to all liabilities and obligations of the Note Trustee in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this Deed.

(b)	The parties other than the Note Trustee and the CVR Noteholders may not sue the Note Trustee in any capacity other than as trustee of the CVR Note Trust, including seek the appointment of a receiver (except in relation to property of the CVR Note Trust), a liquidator, an administrator or any similar person to the Note Trustee or prove in any liquidation, administration or arrangement of or affecting the Note Trustee (except in relation to property of the CVR Note Trust).

(c)	The provisions of this clause 14.3 shall not apply to any obligation or liability of the Note Trustee to the extent that it is not satisfied because under this Deed or by operation of law there is a reduction in the extent of the Note Trustee’s indemnification out of the assets of the CVR Note Trust, as a result of the Note Trustee’s fraud, negligence or breach of trust.

(d)	It is acknowledged that the Issuer is responsible under the Transaction Documents for performing a variety of obligations relating to the CVR Note Trust, including under this Deed. No act or omission of the Note Trustee (including any related failure to satisfy its obligations or breach of representation or warranty under this Deed) will be considered fraud, negligence or breach of trust of the Note Trustee for the purpose of clause 14.3(c) to the extent to which the act or omission was caused or contributed to by any failure by the Issuer or any other person to fulfil its obligations relating to the CVR Note Trust or by any other act or omission of the Issuer or any other person.

(e)	No attorney, agent, receiver or receiver and manager appointed in accordance with this Deed has authority to act on behalf of the Note Trustee in a way which exposes the Note Trustee to any personal liability and no act or omission of any such person will be considered fraud, negligence or breach of trust of the Note Trustee for the purpose of clause 14.3(c).

(f)	The Note Trustee is not obliged to do or refrain from doing anything under this Deed (including incur any liability) unless the Note Trustee’s liability is limited in the same manner as set out in paragraphs (a) to (c) of this clause.

14.4	Release

Where clause 14.1 is not effective to absolve the Note Trustee from any liability mentioned in clause 14.1 the CVR Noteholders may release the Note Trustee in respect of any such liability to the extent and in the manner contemplated by section 283DB of the Corporations Act.

14.5	Insurance

The Note Trustee covenants that while it is trustee under this Deed it will maintain adequate professional indemnity insurance and will produce to the Issuer evidence of compliance with this covenant on request by the Issuer.

15	Remuneration of Note Trustee

15.1	Fees

The Issuer shall pay to the Note Trustee by way of remuneration for its services as Trustee a fee or such other remuneration as from time to time is mutually agreed.

15.2	Reimbursement of costs

On demand, without limiting the generality of the other provisions of this Deed, and without prejudice to any other right of indemnity given by law to trustees but subject to any agreement to the contrary, the Issuer will reimburse or pay to the Note Trustee all costs, charges and expenses and other liabilities including solicitor and client as well as party and party costs and any stamp or other duty reasonably and properly incurred or payable by the Note Trustee in connection with the execution or purported execution of the trusts hereof or (without limiting the generality of the foregoing):

(a)	in or about or in connection with the preparation and execution and any amendment of this Deed or the Transaction Documents;

(b)	in or in connection with the carrying out by the Note Trustee of any right, power, privilege, authority or discretion by this Deed or any Transaction Document conferred expressly or impliedly on the Note Trustee or on any CVR Noteholder;

(c)	in or in connection with any breach or default in the observance or performance by the Issuer of any of the covenants, obligations and conditions of this Deed or any Transaction Document; or

(d)	in or in connection with the convening and holding of any meeting of CVR Noteholders or the carrying out of any directions or resolutions of such meeting,

provided that such costs, charges and expenses are reasonable and properly incurred.

15.3	Priority of payments

All the remuneration and payments mentioned above shall be paid in priority to any claim by any CVR Noteholder and, subject to the terms provided above, shall continue to be payable until the Trust is terminated. This priority of the Note Trustee shall subsist whether or not a receiver is appointed or the CVR Note Trust is in the course of administration by or under the order of any court.

15.4	Funds before acting

(a)	If the Note Trustee proposes to exercise a right, power or remedy or take any action in its capacity as Note Trustee in connection with the Transaction Documents (including as a result of a direction or instruction of CVR Noteholders pursuant to a resolution of CVR Noteholders), and the Note Trustee reasonably considers this could result in the Issuer becoming obliged to pay an amount under clause 15.2, then the Note Trustee may require the Issuer to pay the Note Trustee before exercising that right, power or remedy or taking that action an amount equal to the amount the Note Trustee reasonably determines the Issuer would be liable to pay under clause 15.2.

(b)	Despite any other provisions of any Transaction Document, the Note Trustee is not obliged to so act until that amount is paid.

16	Retirement and Appointment of Note Trustee

16.1	Right of Note Trustee to retire

Subject to any statutory provisions for the time being relating to the retirement of trustees, the Note Trustee may retire at any time (with or without giving any reason for its retirement) after the expiration of not less than 2 months’ notice in writing to the Issuer of its intention to do so, provided that such retirement shall not take effect until a new trustee who is willing to act and who is a Trustee Company has been appointed by the Issuer in accordance with the provisions of this clause 16.

16.2	Power of Issuer to appoint a new note trustee

Subject to the other provisions of this Deed, the power under this Deed of appointing a new trustee of the CVR Note Trust is vested in the Issuer and the Issuer may at any time remove the Note Trustee and appoint a new trustee of the CVR Note Trust (who must be a Trustee Company and may be a Related Body Corporate of the Note Trustee):

(a)	on not less than 2 months’ notice; or

(b)	immediately if:

(i)	any of the events referred to in section 283BD of the Corporations Act occur in relation to the Note Trustee;

(ii)	any of the events referred to in clause 7(b) or clause 7(c) occur in relation to the Note Trustee; or

(iii)	the Note Trustee is in breach of any of its obligations under this Deed or any other Transaction Document.

16.3	Power of existing Note Trustee to appoint a new note trustee

If:

(a)	when the period of notice referred to in clause 16.1 expires, a new note trustee (who must be a Trustee Company) has not been appointed;

(b)	the Issuer removes the Note Trustee under clause 16.2 but does not appoint a new note trustee within 10 Business Days of the removal becoming effective; or

(c) the CVR Noteholders remove the Note Trustee under clause 15 of Schedule 3 but do not appoint a new note trustee within 10 Business Days of the removal becoming effective,

the Note Trustee may at any time thereafter and so long as an appointment has not been made by the Issuer or the CVR Noteholders, appoint in writing another person to act as the new trustee of the CVR Note Trust (who must be a Trustee Company) and any such appointment shall be effective without the further approval of the Issuer or of the CVR Noteholders.

16.4	Retirement or removal of Note Trustee

On the retirement or removal of the Note Trustee, the retiring or departing Note Trustee shall at the cost of the Issuer do all such things and execute all such deeds and assurances as are necessary for the purpose of vesting in the new trustee or new trustees all money, property, rights, powers, authorities and discretions vested in the Note Trustee under. Any retirement of removal will not affect any rights or liabilities of the Note Trustee accruing before the retirement or removal.

16.5	Release of Note Trustee

Upon the appointment of the new trustee, the retiring or departing Note Trustee shall be released from all further obligations and liabilities in respect of the CVR Note Trust arising after the date it retires or is removed. The retirement, removal or departure of the Note Trustee will not be effective unless and until a replacement Note Trustee has been appointed in accordance with this clause 16.

17	Acknowledgement of Trust

17.1	Trust

The Note Trustee acknowledges receipt of the Settled Sum from the Issuer and agrees with the Issuer that it shall hold:

(a)	the Settled Sum;

(b)	all Recovered Moneys;

(c)	the right of CVR Noteholders to enforce the Issuer’s duty to pay the Redemption Amount in respect of any CVR Note;

(d)	the right of CVR Noteholders to enforce any other obligations of the Issuer under this Deed, the Terms of Issue or the Corporations Act; and

(e)	the benefit of this Deed and the Transaction Documents,

on trust for persons who hold CVR Notes from time to time subject to the terms and conditions of this Deed.

17.2	Order of Priority

All Recovered Moneys will be applied for the following purposes and, subject to the Terms of Issue, in the following order of priority:

(a)	first, all costs, charges, expenses and liabilities incurred and payments made in or about the execution, administration or enforcement of the trusts of this document including all remuneration payable to the Note Trustee (including any interest payable on any of those amounts); and

(b)	second, the Redemption Amount and all other amounts due and payable on each CVR Note pari passu and without preference or priority amongst CVR Noteholders, subject to any necessary rounding; and

(c)	third, in payment of the surplus (if any) without interest to the Issuer. The Note Trustee may pay the surplus to the credit of an account in the name of the Issuer in the books of any bank carrying on business within Australia and having done so is under no further liability in respect of that surplus.

(d)	Any amount required by law to be paid in priority to any amount specified in clauses 17.2(a) to (c) (inclusive) must be paid before any money is applied in payment of the amounts specified in clauses 17.2(a) to (c) (inclusive).

18	Termination of CVR Note Trust

18.1	Termination events

The CVR Note Trust will terminate on the earliest to occur of the following:

(a)	the date of termination of the Arrangement Agreement;

(b)	the date immediately following:

(i)	redemption of all of the CVR Notes;

(ii)	payment of all monies owing in respect of the CVR Notes; and

(iii)	payment of all costs, charges and expenses properly incurred by the Note Trustee under or in connection with this Deed or the Transaction Documents;

(c)	the date immediately following the cancellation of all of the CVR Notes in accordance with clause 2.4 of Schedule 1;

(d)	31 December 2016 if the Plan has not come into effect by that date; and

(e)	the date which is the day prior to the eightieth anniversary of the date of this Deed.

18.2	Disposal and distribution of trust assets on termination

If the CVR Note Trust is terminated in accordance with clause 18.1, the Note Trustee must distribute the balance of the capital and income of the CVR Note Trust (including, without limitation, cash, if any) at the direction of the Issuer.

18.3	Release

Upon termination of the CVR Note Trust under clauses 18.1(a) or 18.1(b), the Note Trustee and the Issuer are discharged and released from all their obligations under this Deed.

19	Notices

Any notice, demand, consent or other communication (a Notice) given or made under this Deed by the Issuer or the Note Trustee to any other party:

(a)	must be in writing and signed by a person duly authorised by the sender (or, in the case of email, set out the full name and position or title of the sender);

(b)	must be delivered to the intended recipient by prepaid post (if posted to an address in another country, by registered airmail) or by hand, fax or email to the address, fax number or email address below or the address, fax number or email address last notified by the intended recipient to the sender after the date of this Deed:

to the Issuer:

Oil Search Limited
1 Bligh Street, Sydney NSW

2000

Attention: Michael Drew,

General Counsel and Stephen

Gardiner, Company Secretary

Fax No: +61 2 8207 8500

Email: michael.drew@oilsearch.com / stephen.gardiner@oilsearch.com to the Note Trustee:

Equity Trustees Limited

Level 2, 575 Bourke Street

Melbourne VIC 3000

Attention: Sten Silavecky,

Senior Manager, Structured

Finance & Property;

Fax No: +61 3 8623 5200;

Email: ssilavecky@eqt.com.au; and

to a CVR Noteholder:	To the address of that CVR Noteholder specified in the Register

(c)	will be taken to be duly given or made:

(i)	in the case of delivery in person, when delivered;

(ii)	in the case of delivery by post, two Business Days after the date of posting; and

(iii)	in the case of fax, on receipt by the sender of a transmission control report from the dispatching machine showing the relevant number of pages and the correct destination fax machine number or name of recipient and indicating that the transmission has been made without error; and

(iv)	in the case of email, on the earlier of:

(A)	when the sender receives an automated message from the email system of the intended recipient confirming delivery; and

(B)	three hours after the time the email is sent (as recorded on the device from which the sender sent the email) unless the sender receives, within that three hour period, an automated message that the email has not been delivered, but if the result is that a Notice would be taken to be given or made on a day that is not a business day in the place to which the Notice is sent or is later than 5pm (local time) it will be taken to have been duly given or made at the commencement of business on the next business day in that place.

20	Amendments

20.1	Amendments with CVR Noteholder approval

At any time, and from time to time, but subject to compliance with applicable laws, the Issuer may amend this Deed or the Terms of Issue if such amendment is authorised by a special resolution of CVR Noteholders in accordance with clause13(a) of Schedule 3, or if otherwise permitted by 20.2, provided that any amendments which will have an adverse effect on the Note Trustee's rights and obligations under the Transaction Documents must also be approved by the Note Trustee.

20.2	Amendments without CVR Noteholder approval

At any time, but subject to compliance with applicable laws, the Issuer may, without the consent or approval of CVR Noteholders or the Note Trustee, amend this Deed or the Terms of Issue if the Issuer is of the opinion that such amendment is:

(a)	made to cure any ambiguity or correct a manifest error;

(b)	of a formal, minor or technical nature;

(c)	necessary to comply with the provisions of any statute or the requirements of any statutory authority;

(d)	necessary or expedient for the purpose of enabling the CVR Notes to be:

(i)	listed for quotation, or to retain quotation, on any stock exchange; or

(ii)	offered for subscription or for sale under the laws for the time being in force in any place,

and is not in the opinion of the Issuer materially prejudicial to the interests of CVR Noteholders generally;

(e)	necessary to comply with the ASX Listing Rules or the listing or quotation requirements of any stock exchange on which the Issuer may propose to seek a listing or quotation of the CVR Notes and is not in the opinion of the Issuer materially prejudicial to the interests of CVR Noteholders generally, provided that:

(f)	if an equity credit was applicable to the CVR Note at the time of amendment, then following such amendment the CVR Note will have a level of 'equity credit' ascribed to it which is the same as or a higher category of 'equity credit' than that which was ascribed to CVR Notes immediately prior to such amendment; and

(g)	any amendments which will have an adverse effect of the Note Trustee's rights and obligations under the Transaction Documents must be approved by the Note Trustee, provided that the terms of any amendment are promptly notified to the Note Trustee and to each CVR Noteholder.

21	Lodgement of documents by CVR Noteholders

Where in this Deed provision is made for or reference is made to the production, surrender, lodgement or delivery of, instruments of transfer or transmission of CVR Notes or other documents or the giving of notice in each case by CVR Noteholders to the Issuer, the same will be deemed not to have been produced, surrendered, lodged, delivered or given to the Issuer by any CVR Noteholder unless and until it is actually received by the Issuer at the place where the Register is kept or such other place as the Issuer may reasonably nominate for the purposes of this clause.

22	Taxes

22.1	Definitions

In this clause, the following definitions apply:

Adjustment Note has the meaning given by the GST Law.

Consideration has the meaning given by the GST Law.

GST has the meaning given by the GST Law.

GST Amount means in relation to a Taxable Supply the amount of GST payable in respect of that Taxable Supply.

GST Group has the meaning given by the GST Law.

GST Law has the meaning given by the A New Tax System (Goods and Services Tax) Act 1999 (Cth) and/or the Goods and Services Tax Act (2003) in Papua New Guinea (as the context requires).

Input Tax Credit has the meaning given by the GST Law and a reference to an Input Tax Credit entitlement of a party includes an Input Tax Credit for an acquisition made by that party but to which another member of the same GST Group is entitled under the GST Law.

Margin Scheme has the meaning given by the GST Law.

Tax Invoice has the meaning given by the GST Law.

Taxable Supply has the meaning given by the GST Law excluding the reference to section 84-5 of the A New Tax System (Goods and Services Tax) Act 1999 (Cth) and (except where expressly agreed otherwise) excluding a supply in respect of which the supplier chooses to apply the Margin Scheme in working out the amount of GST on that supply.

22.2	General

(a)	The Issuer shall pay all stamp, transaction, registration and similar Taxes (including fines and penalties but not including income taxes) for which the Issuer is liable and which may be payable in relation to the execution, delivery, performance or enforcement of any Transaction Document or any payment or receipt or any other transaction contemplated by any Transaction Document.

(b)	The Issuer is not liable for any Tax or other charge arising from the ownership, transfer or maturity of the CVR Notes. The holder of the CVR Notes must pay all Tax and other charges, if any, payable in connection with the ownership, transfer and maturity of the CVR Notes.

22.3	GST

(a)	If GST is payable on a Taxable Supply made under, by reference to or in connection with this Deed, the party providing the Consideration for that Taxable Supply must also pay the GST Amount as additional Consideration. This clause does not apply to the extent that the Consideration for the Taxable Supply is expressly agreed to be GST inclusive.

(b)	The liability of the Issuer under this clause is limited to the amount of the benefit of any Input Tax Credit that the Issuer receives in respect of that Taxable Supply.

(c)	No payment of any amount pursuant to paragraph (a), and no payment of the GST Amount where the Consideration for a Taxable Supply is expressly agreed to be GST inclusive, is required until the supplier has provided a Tax Invoice or Adjustment CVR Note as the case may be to the recipient.

(d)	Any reference in the calculation of Consideration or of any indemnity, reimbursement or similar amount to a cost, expense or other liability incurred by a party, must exclude the amount of any Input Tax Credit entitlement of that party in relation to the relevant cost, expense or other liability. A party will be assumed to have an entitlement to a full Input Tax Credit unless it demonstrates otherwise prior to the date on which the Consideration must be provided.

(e)	Any reference in this Deed to price, value, sales, revenue or a similar amount (Revenue), is a reference to that Revenue exclusive of GST.

(f)	Any reference in this Deed (other than in the calculation of Consideration) to cost, expense or other similar amount (Cost), is a reference to that Cost exclusive of GST.

(g)	This clause will continue to apply after expiration or termination of this Deed.

23	General Provisions

23.1	Deemed terms

Any terms required by law from time to time to be in this Deed are deemed to be set out in this Deed.

23.2	No liability for loss

Subject to clause 14.3, neither the Note Trustee nor a CVR Noteholder is liable for loss caused by the exercise or attempted exercise of, failure to exercise, or delay in exercising, a right or remedy.

23.3	Waivers, remedies cumulative

Except as provided in this Deed, no failure to exercise and no delay in exercising on the part of any party of any right, power or privilege under this Deed shall operate as a waiver. Nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise of that or any other right, power or privilege.

23.4	Indemnities

The indemnities in this Deed are continuing obligations, independent of the Issuer’s other obligations under this Deed and continuing after this Deed ends. It is not necessary for the Issuer, Note Trustee or a CVR Noteholder to incur expense or make payment before enforcing a right of indemnity under this Deed.

23.5	Rights and obligations unaffected

To the extent permitted by law, rights given to the Note Trustee or any CVR Noteholder under this Deed and the Issuer’s liability under it are not affected by anything which might otherwise affect them at law.

23.6	Inconsistent law

To the extent permitted by law, this Deed prevails to the extent it is inconsistent with any law.

23.7	Severability of provisions

Any provision of this Deed which is prohibited or unenforceable in any jurisdiction is, as to that jurisdiction, ineffective to the extent of that prohibition or unenforceability. This does not invalidate the remaining provisions of this Deed nor affect the validity or enforceability of that provision in any other jurisdiction.

23.8	Entire agreement

This Deed contains the entire agreement of the parties with respect to its subject matter. It constitutes the only conduct relied on by the parties (and supersedes all earlier conduct by the parties) with respect to its subject matter.

23.9	Counterparts

This Deed may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.

23.10	Inspection of this Deed and copies of this Deed

The CVR Noteholders may inspect a copy of this Deed at the office of the Issuer during normal business hours, and shall be entitled to a copy of it on payment of the prescribed fee within 15 Business Days of receipt of such payment by the Issuer.

23.11	Governing law, jurisdiction and service of process

This Deed is governed by the laws of New South Wales. Each person taking benefit of or bound by this Deed submits to the non-exclusive jurisdiction of courts exercising jurisdiction there and waives any right it has to an action being brought in those courts, to claim that the action has been brought in an inconvenient forum, or to claim that those courts do not have jurisdiction. Without preventing any other mode of service, any document in an action (including, without limitation, any writ of summons or other originating process or any third or other party notice) may be served on the Issuer by being delivered to or left for the Issuer at its address as stated in this Deed. Rights and obligations of CVR Noteholders

23.12	No immunity

Each party hereto unconditionally and irrevocably:

(a)	agrees that the execution, delivery and performance by it of this Deed constitute private and commercial acts rather than public or governmental acts and waives any right to plead state action as a defence to a breach of this Deed;

(b)	waives any claim to immunity (sovereign, diplomatic or otherwise) in regard to any proceedings whatsoever and wheresoever brought against it or its assets in relation to this Deed or any transaction contemplated by this Deed including, without limitation, immunity from service of process, immunity from jurisdiction of any court and immunity of its property from execution;

(c)	without prejudice to the generality of the foregoing, specifically waives any such right to immunity in respect of any proceedings in relation to:

(i)	judicial proceedings for interim, interlocutory, final or ancillary or injunctive orders, whether in personam or in rem before any national court of competent jurisdiction;

(ii)	proceedings for any provisional or conservatory measures including, without limitation, attachment prior to the institution of any proceedings, or during the proceedings, for the preservation of its rights or interests; and

(iii)	judicial proceedings for the recognition and enforcement of any arbitral awards rendered by a tribunal constituted pursuant to this Deed; and

(d)	consents generally in respect of the enforcement of any judgement against it in any such proceedings, to the giving of any relief or the issue of any process in connection with such proceedings including the making, enforcement or execution against or in respect of any property whatsoever of any order or judgement which may be made or given in such proceedings.

23.13	CVR Noteholders bound

Each CVR Noteholder and any person claiming through each CVR Noteholder who asserts an interest in a CVR Note under this Deed is bound by this Deed.

23.14	Deed

Subject to this Deed, each CVR Noteholder has the benefit of and is entitled to enforce this Deed even though it is not a party to, or is not in existence at the time of execution and delivery of, this Deed.

23.15	Independent enforcement

Subject to this Deed, each CVR Noteholder may enforce its rights under this Deed independently from each other CVR Noteholder.

Schedule 1 - Terms of Issue

1.	General

1.1	Definitions

Words and expressions defined in the Deed have the same meaning in these Terms of Issue, unless the context otherwise requires.

1.2	Terms of issue

The CVR Notes will:

(a)	be transferable;

(b)	subject to clause 2.1 of this Schedule, be redeemable by the Issuer in accordance with clause 2.2 of this Schedule; and

(c)	are otherwise issued subject to the provisions of the Deed.

1.3	Enforcement

The obligations of the Issuer in respect of each CVR Note constitute separate and independent obligations which the Note Trustee and, subject to the Terms of Issue, the CVR Noteholder to which those obligations are owed are each entitled to enforce independently from each other CVR Noteholder (and any predecessor in title of a CVR Noteholder).

1.4	Status

The CVR Notes will constitute unsecured obligations of the Issuer.

2.	Redemption of CVR Notes

2.1	Conditions precedent

The CVR Notes will only be redeemable if each of the Redemption Conditions is satisfied. If either or both of the Redemption Conditions are not satisfied, no obligation to pay the Redemption Amount in respect of any CVR Note will arise.

2.2	Redemption

If each of the Redemption Conditions are satisfied, the Issuer will, in accordance with the Terms of Issue, redeem the CVR Notes by:

(a)	notifying the Note Trustee in writing that the Redemption Conditions have been satisfied and the amount of the Redemption Amount in respect of each CVR Note as soon as practicable (and in any event not later than five Business Days) after the date of determination of the volume of the PRL15 2C Resources; and

(b)	paying to each CVR Noteholder, on the Payment Date and in accordance with the Terms of Issue and the Deed, the Redemption Amount in respect of each CVR Note held by the CVR Noteholder as at 5pm on the Record Date, and once such payments are made, this obligation will be satisfied.

The Issuer must notify the Note Trustee in writing when the Issuer has made such payments.

2.3	Notification of amounts

The Issuer will make, or cause to be made, an announcement to ASX and POMSoX specifying the amount of the Redemption Amount in respect of each CVR Note, as soon as practicable (and in any event not later than five Business Days) after the date of determination of the volume of the PRL15 2C Resources.

2.4	Cancellation of CVR Notes

All CVR Notes will be cancelled where:

(a)	all of the CVR Notes have been redeemed;

(b)	the Redemption Amount has been paid in respect of each outstanding CVR Note; or

(c)	where no Redemption Amount is payable because, following completion of the Interim Resource Certification, the volume of the PRL 15 2C Resources is determined to be not greater than 6.2 Tcfe.

2.5	Interest

No interest is payable on the CVR Notes.

3.	Payment

3.1	Record Date

The payment of the Redemption Amount in respect of each CVR Note will be made to the person whose name is entered in the Register as the CVR Noteholder in respect of that CVR Note as at 5pm on the Record Date.

3.2	Payment to CVR Noteholders

Subject to clause 5.4 of this Schedule, any amount (including the Redemption Amount) payable under or in respect of a Note must be paid in US dollars only:

(a)	by payment of cheque marked “not negotiable” and sent through the post to the address of the CVR Noteholder on the Register or other person entitled thereto, or where the CVR Notes are held by joint CVR Noteholders to the address of the CVR Noteholder whose name stands first on the Register in respect of those CVR Notes; or

(b)	by direct credit to a nominated account denominated in US dollars at a financial institution notified by the relevant CVR Noteholder (or, where the CVR Notes are held by joint CVR Noteholders, the CVR Noteholder whose name stands first on the Register) to the Issuer and the Registry; or

(c)	by any other method of transferring money approved by the Note Trustee and the board of directors of the Issuer from time to time.

Every cheque referred to in this clause will be sent at the risk of the person entitled to the money represented by the cheque and payment will be deemed to have been made when the cheque is posted or the deposit is made in accordance with this clause.

3.3	Payment constitutes release

Any payment made by the Issuer or the Note Trustee for the account of a person whose name is, on the Record Date, entered in the Register as the holder of a CVR Note constitutes for all purposes an absolute and unconditional release and discharge of the Issuer and the Note Trustee, to the extent of such payment, of all obligations and indebtedness in respect of the CVR Note under or in respect of which the payment was made.

3.4	Time limit for claims

A claim against the Issuer for a payment under or in respect of a CVR Note is void unless made within three years of the due date for that payment.

3.5	No set-off

All payments under or in respect of a CVR Note will be made without any set off, counterclaim or condition.

4.	Power of the CVR Noteholders to direct Note Trustee

Upon the occurrence of an Event of Default, the CVR Noteholders shall have the following powers exercisable by ordinary resolution:

(a)	to direct the Note Trustee to take any particular action under this Deed or the CVR Notes;

(b)	to direct the Note Trustee to commence legal proceedings against the Issuer to recover any outstanding Redemption Amount, owing in respect of the CVR Notes; and

(c)	to direct the Note Trustee to take such other action as the CVR Noteholders deem appropriate to recover any outstanding Redemption Amount owing in respect of the CVR Notes,

and the Note Trustee shall comply with those directions subject to the terms of the Deed and these Terms of Issue.

5.	Joint CVR Noteholders

5.1	Nature of interest

Where two or more persons are registered as the holders of any CVR Notes, they are considered to hold the CVR Notes as joint tenants with benefits of survivorship, subject to the terms of this clause 5.

5.2	Limit on number of joint CVR Noteholders

The Issuer is not bound to register more than three persons as the holders of any CVR Note.

5.3	Liability for payments

The joint Noteholders in respect of any CVR Note are liable severally as well as jointly in respect of all payments which ought to be made by the joint CVR Noteholders in respect of the CVR Note.

5.4	Payment to joint CVR Noteholders

Any one of the joint CVR Noteholders in respect of a CVR Note may give a receipt for any amount (including the Redemption Amount) payable to the joint CVR Noteholders, and the payment of any such amount to any one of the joint CVR Noteholders will be an effective discharge by the Issuer of its obligations in relation to that CVR Note.

5.5	Death of joint CVR Noteholder

On the death of any one of the joint CVR Noteholders in respect of any CVR Note, the remaining joint CVR Noteholders will be the only persons recognised by the Issuer as having any title to the CVR Note, but the board of directors of the Issuer may require evidence of death and the estate of the deceased joint Noteholder is not released from any liability in respect of the Note.

5.6	Notices and Note Certificates

Only the person whose name stands first in the Register as one of the joint CVR Noteholders in respect of any CVR Note is entitled, subject to the Terms of Issue, to receive notices from the Issuer, and any notice given to that person is considered notice to all the joint CVR Noteholders.

5.7	Joint action by joint CVR Noteholders

Subject to the Terms of Issue, all of the joint CVR Noteholders in respect of any CVR Note must join in:

(a)	any transfer of the relevant CVR Note; or

(b)	any application for the replacement of a note certificate which has been lost or destroyed.

6.	Transfer of CVR Notes

6.1	Form of transfer

A CVR Noteholder may transfer any CVR Notes held by that CVR Noteholder by:

(a)	where CVR Notes are quoted on ASX, a Proper ASTC Transfer or any other method of transferring or dealing in CVR Notes introduced by ASX or operating in accordance with the operating rules of a clearing and settlement facility (as that term is defined in the Corporations Act), the ASX Settlement Operating Rules or the ASX Listing Rules, and in any such case, recognised under the Corporations Act; or

(b)	otherwise, a written instrument of transfer in any usual form or in any other form approved by either the Issuer or the Note Trustee, that is otherwise permitted by law. The form of transfer approved by the Issuer as at the date of this Deed is set out in Schedule 4.

A CVR Noteholder may not transfer part of a CVR Note.

6.2	Registration of transfer

A transferor of CVR Notes remains the owner of those CVR Notes until the transfer is registered and the name of the transferee is entered in the Register in respect of those CVR Notes.

7.	CHESS and ASX

7.1	CHESS

While CVR Notes remain in CHESS, the rights of a person holding an interest in, and all dealings in relation to, CVR Notes are subject to the rules and regulations of CHESS.

7.2	Quotation

The Issuer must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure, at its own expense, that CVR Notes are quoted by ASX, or if the CVR Notes cannot be quoted on ASX, on another Qualified Exchange (as defined in the Arrangement Agreement), and to maintain quotation for so long as any CVR Notes remain on issue.

8.	Transmission on Death or by Law

8.1	Transmission on death

The personal representative of a deceased CVR Noteholder (which CVR Noteholder is not a joint CVR Noteholder) is the only person recognised by the Issuer as having any title to CVR Notes registered in the name of the deceased CVR Noteholder. Subject to compliance by the transferee with the Terms of Issue, the board of directors of the Issuer may register any transfer signed by a Noteholder prior to the CVR Noteholder’s death, despite the Issuer having notice of the CVR Noteholder’s death.

8.2	Transmission by operation of law

A person (a transmittee) who establishes to the satisfaction of the Issuer Board that the right to any CVR Notes has devolved on the transmittee by will or by operation of law may be registered as a holder in respect of the CVR Notes or may (subject to the provisions of the Terms of Issue relating to transfers) transfer the CVR Notes.

9.	Non-resident CVR Noteholders

Despite anything to the contrary contained in or implied by the Terms of Issue, it is a condition precedent to any right of the CVR Noteholder:

(a)	to receive payment of the Redemption Amount for each of those CVR Notes; and

(b)	to receive payment of any other amount under or in respect of those CVR Notes,

that all necessary Authorisations are obtained or made, and all other applicable regulatory requirements are satisfied, at the cost of the CVR Noteholder.

10.	Indemnity to the Issuer

Whenever in consequence of:

(a)	the death of a CVR Noteholder;

(b)	the non-payment of any income Tax or other Tax payable by a CVR Noteholder;

(c)	the non-payment of any stamp or other duty by the legal personal representatives of a CVR Noteholder or his estate; or

(d)	any other act or thing in relation to a CVR Note or a CVR Noteholder,

any law for the time being of any other country or place, in respect of that CVR Note, imposes or purports to impose any liability of any nature whatever on the Issuer to make any payments to any Government Agency, the Issuer will in respect of that liability be indemnified by that CVR Noteholder and the CVR Noteholder’s legal personal representatives and any monies paid by the Issuer in respect of that liability may be recovered by action from that CVR Noteholder and/or the CVR Noteholder’s legal personal representatives as a debt due to the Issuer and the Issuer will have a lien in respect of those monies upon the CVR Notes held by that CVR Noteholder or his legal personal representatives and upon the Redemption Amount payable in respect thereof.

Nothing in this clause 10 will prejudice or affect any right or remedy which any such law may confer or purport to confer on the Issuer.

11.	Deceased or Insolvent CVR Noteholders

The legal personal representatives of a deceased CVR Noteholder (not being one of joint CVR Noteholders) will be the only persons recognised by the Issuer as having any title to that CVR Noteholder’s CVR Notes. Any person becoming entitled to CVR Notes in consequence of the death or liquidation of any CVR Noteholder may, on producing such evidence of that person’s title as the Note Trustee thinks sufficient, be registered as the holder of the CVR Notes or, subject to the preceding clauses relating to transfer, may transfer those CVR Notes. The Note Trustee will be at liberty to retain the principal and interest and any other monies payable in respect of any CVR Notes which any person under this clause is entitled to or to transfer until such person is registered or has duly transferred the CVR Notes in accordance with these Terms of Issue.

12.	Title to CVR Notes

(a)	Subject to the Deed and these Terms of Issue, the Issuer and the Note Trustee will recognise only the CVR Noteholder whose name appears in the register as the absolute owner of the CVR Note in respect of which the CVR Noteholder is entered in the Register, and the Issuer and Note Trustee may act accordingly. The Issuer will not, except as provided by the Deed and these Terms of Issue or as ordered by a court of competent jurisdiction or as by statute required, be bound to take notice of or see to the executions of any trust or equity to which a CVR Note may be subject or otherwise affecting the ownership of a CVR Note or rights incidental thereto. The receipt of a CVR Noteholder or one of the joint CVR Noteholders of any monies payable upon the redemption of a CVR Note will be a good discharge to the Issuer despite any notice the Issuer may have, whether express or otherwise, of the right , title or interest of any person to or in that CVR Note or monies. No details of any such equity or trust, express or implied, will be entered in any Register.

(b)	No person who has previously been registered as the owner of a CVR Note has or is entitled to assert against the Issuer, the Note Trustee or the registered owner of that CVR Note for the time being and from time-to-time any rights, benefits or entitlements in respect of any CVR Notes.

13.	Terms of Issue

These Terms of Issue are binding on the Issuer, the Note Trustee and the CVR Noteholders and all persons claiming through or under them respectively.

Schedule 2 - The Register

1.	Details to be kept on Register

The following information shall be entered on the Register:

(a)	(date of issue of CVR Notes) the date on which the CVR Notes are issued;

(b)	(details of CVR Noteholders) the name, address and fax number of each CVR Noteholder;

(c)	(number of CVR Notes) the number of CVR Notes held by each CVR Noteholder;

(d)	(date of entry) the date on which a person was entered as the holder of CVR Notes;

(e)	(date of cessation) the date on which a person ceased to be a CVR Noteholder;

(f)	(account) the account to which any payments due to a CVR Noteholder are to be made (if applicable);

(g)	(payments) a record of each payment in respect of the CVR Notes;

(h)	(tax file number/Australian Business Number) a record that the Issuer has (or has not) received the tax file number or Australian Business Number of each CVR Noteholder and, if applicable, the grounds for exemption from the requirement of a CVR Noteholder to hold a tax file number;

(i)	(additional information) such other information as:

(i)	is required by the Terms of Issue; or

(ii)	the Issuer considers necessary or desirable.

2.	Place of keeping Register, copies and access

Each Register shall be:

(a)	(place kept) kept in Victoria;

(b)	(access to Note Trustee and Auditors) open to the Note Trustee and the Auditors to inspect during normal business hours who shall be provided with a copy upon request and without charge; and

(c)	(inspection by CVR Noteholder) open for inspection by CVR Noteholders during normal business hours without charge.

CVR Noteholders shall be entitled to a copy of the Register on payment of the prescribed fee and shall be provided with a copy within 5 Business Days of the Issuer’s receipt of such payment (or if the Register is maintained by a third party on the Issuer’s behalf, on receipt by that person).

3.	Closure of the Register

The Issuer may from time to time close the Register for any period or periods not exceeding 20 Business Days in any year.

4.	Details on Register conclusive

(a)	(Reliance on Register) The Issuer and the Note Trustee shall be entitled to rely on a Register as being a correct, complete and conclusive record of the matters set out in it at any time and whether or not the information shown in that Register is inconsistent with any other document, matter or thing.

(b)	(No trusts etc) The Issuer shall not be obliged to enter on a Register notice of any trust, security interest or other interest whatsoever in respect of any CVR Notes and the Issuer and the Note Trustee shall be entitled to recognise a CVR Noteholder as the absolute owner of CVR Notes and the Issuer and the Note Trustee shall not be bound or affected by any trust affecting the ownership of any CVR Notes unless ordered by a court or required by statute.

(c)	(Register not to be signed) The Issuer shall ensure that it does not sign or otherwise execute any entry in the Register.

5.	Alteration of details on Register

On the Issuer being notified of any change of name or address or payment or other details of a CVR Noteholder by the CVR Noteholder, the Issuer shall alter or cause to be altered the relevant Register accordingly.

6.	Rectification of Register

If:

(a)	an entry is omitted from the Register;

(b)	an entry is made in the Register otherwise than in accordance with this Deed;

(c)	an entry wrongly exists in the Register;

(d)	there is an error or defect in any entry in the Register; or

(e)	default is made or unnecessary delay takes place in entering in the Register that any person has ceased to be the holder of CVR Notes,

the Issuer shall rectify or cause to be rectified the same.

7.	Correctness of Register

The Issuer, or any person appointed by the Issuer to establish and maintain the Register, shall not be liable for any mistake in a Register except to the extent that the mistake is attributable to its fraud, negligence or wilful default.

8.	Third party registrar

The Issuer may cause the Register to be maintained by a third party on its behalf and require that person to discharge the Issuer’s obligations under this Deed in relation to that Register.

9.	Audit of Register

If and when required by the Note Trustee (acting reasonably), the Issuer will procure that its auditors conduct an audit of, and certify to the Note Trustee, the proper maintenance of the Register in accordance with this Schedule.

Schedule 3 - Meetings

1.	Note Trustee or Issuer may convene a Meeting

The Note Trustee or the Issuer may at any time convene a meeting of the CVR Noteholders and must do so if required by the Corporations Act or upon the occurrence of an Event of Default, subject to any waiver by the Note Trustee of the Event of Default.

2.	Power of CVR Noteholders to direct Issuer to convene a Meeting

(a)	The Issuer undertakes to hold a meeting of CVR Noteholders if required to do so on application in writing from the holders of not less than 10% of total Nominal Value of the CVR Notes delivered to its registered office with a copy of the application delivered to the Note Trustee.

(b)	Subject to the CVR Noteholders meeting the requirements in paragraph (a), the Issuer (by giving notice to each of the CVR Noteholders at the CVR Noteholder's address as specified in the Register) will summon a meeting of CVR Noteholders:

(i)	to consider the financial statements that were laid before the last annual general meeting of the Issuer; and

(ii)	to give the Trustee directions in relation to the exercise of its powers.

(c)	A requisition of a meeting called under paragraph (a) shall state the general nature of the business proposed to be dealt with at the meeting. Meetings of CVR Noteholders must be held at such place as the Note Trustee and the Issuer shall from time to time reasonably determine or approve.

(d)	In the event that the Issuer does not issue a notice of meeting in accordance with paragraph (a) within 15 Business Days of receipt of the application delivered under that paragraph, the Note Trustee must convene the meeting forthwith.

3.	Right of Attendance

The following persons have the right to attend and to address any meeting of CVR Noteholders:

(a)	the Note Trustee, its solicitors and such other experts or advisors as the Note Trustee may engage;

(b)	the CVR Noteholders, their solicitors, and such experts or advisors as the CVR Noteholders may engage; and

(c)	the Issuer's Directors, solicitors, the Auditors and such other experts or advisors as the Issuer may engage.

4.	Notice

(a)	At least 15 Business Days' prior notice of a meeting of CVR Noteholders must be given to the CVR Noteholders, the Note Trustee and the Auditors. The notice of meeting must specify:

(i)	who convened the meeting;

(ii)	the place, day and hour of the meeting; and

(iii)	the nature of the business to be transacted at the meeting.

(b)	Any accidental omission to give any notice of any meeting or the non-receipt by any CVR Noteholder of any notice shall not invalidate the proceedings of any meeting, but where notice of a meeting convened by the Issuer is not received by the Note Trustee or notice of a meeting convened by the Note Trustee is not received by the Issuer, all business transacted and all resolutions passed at the meeting shall (unless the party who did not receive the notice otherwise agrees) be void and of no effect.

5.	Quorum

(a)	At any meeting of CVR Noteholders there will be quorum if:

(i)	2 or more CVR Noteholders present in person or by proxy or attorney are present and entitled to vote; and

(ii)	the CVR Noteholders who are so present hold more than 10% of total Nominal Value of the CVR Notes on issue at the time of the meeting.

No business shall (subject to clause 5(b) below) be transacted at any meeting unless the requisite quorum is present at the commencement of business.

(b)	If, within half an hour from the time appointed for any meeting of the CVR Noteholders, a quorum is not present the meeting shall stand adjourned to such day and time of not less than 10 Business Days' or, if the meeting was to consider a special resolution, 15 Business Days’ later and at a place announced by the chair at the time of the adjournment. If at such adjourned meeting a quorum is not present the CVR Noteholders then present (provided that there are 2 or more CVR Noteholders present and entitled to vote) shall form a quorum and may transact any business which a meeting of CVR Noteholders is competent to transact.

6.	Chair

(a)	A person nominated by the Note Trustee is entitled to take the chair at every meeting of CVR Noteholders. If the Note Trustee does not nominate a chair or if at any meeting the person nominated is not present within 15 minutes after the time appointed for holding the meeting, the CVR Noteholders present may choose one of their number to be chair.

(b)	In case of an equality of votes the chair shall both on a show of hands and at a poll have a casting vote in addition to the vote or votes (if any) to which the chair may be entitled as a CVR Noteholder.

7.	Voting

(a)	Every question submitted to a meeting of CVR Noteholders must be decided in the first instance by a show of hands.

(b)	At every meeting of CVR Noteholders each voter is:

(i)	on a show of hands, entitled to one vote; and

(ii)	on a poll, entitled to one vote in respect of each CVR Note held by the CVR Noteholder or by the person for whom he is the proxy or attorney.

(c)	At any meeting of CVR Noteholders, unless a poll is demanded by:

(i)	the chair or the Note Trustee; or

(ii)	at least 5 CVR Noteholders present in person or by proxy or by attorney; or

(iii)	CVR Noteholders present in person or by proxy or by attorney who together hold at least 5% of the total Nominal Value of the CVR Notes on issue at the time of the meeting; or

(iv)	the Issuer,

a declaration by the chair that a resolution has been carried by a particular majority or lost or not carried by a particular majority is conclusive evidence of the fact.

(d)	Where a poll is demanded under clause 7(c) of this Schedule it shall be taken either at once or after an interval of adjournment. If the poll is to be taken on an adjournment, the poll shall be taken as the chair directs, but in no case shall the date on which the poll is taken be a date more than 30 days from the date of the adjournment. The result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

(e)	In the case of joint CVR Noteholders, the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

8.	Voting by Issuer

The Issuer and its associates are not entitled to vote their interest on a resolution at a meeting of CVR Noteholders if they have an interest in the resolution or matter other than as a CVR Noteholder.

9.	Adjournment

The chair may with the consent of such meeting and shall if directed by the meeting adjourn the same from time to time and from place to place.

10.	Right to Vote

A CVR Noteholder or, in the case of joint CVR Noteholders, the CVR Noteholder whose name stands first on the Register, shall be entitled to vote in respect of such CVR Notes either in person or by proxy or attorney.

11.	Proxy

(a)	An instrument appointing a proxy must be in writing under the hand of the appointer or of its attorney duly authorised in writing, and in the case of a corporation, under its common seal or under the hand of an officer or attorney so authorised. Every such proxy shall enable the CVR Noteholder to vote for or against any resolution and shall be in any usual or common form or in any other form which the Note Trustee may approve.

(b)	Any person may be appointed a proxy whether or not that person is a CVR Noteholder.

(c)	An instrument appointing an attorney and an instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed shall be deposited at such place as the Issuer or Note Trustee (as relevant) shall in the notice convening the meeting direct not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (or in the case of a poll before the time appointed for the taking of the poll) and in default, the power of attorney or instrument of proxy, as the case may be, may at the discretion of the Issuer or Note Trustee be invalid.

(d)	The CVR Noteholders as recorded in the Register 48 hours before the time appointed for the holding of the meeting and no other person or persons shall be recognised and treated as the legal holders of the CVR Notes for any purpose associated with any meeting of CVR Noteholders.

(e)	A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or the authority under which the proxy was executed or the transfer of the CVR Notes in respect of which the proxy is given provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Issuer at its registered office before the commencement of the meeting or adjourned meeting at which the proxy is used.

12.	Resolution binding

A resolution passed at a meeting of CVR Noteholders duly convened and held is binding on all the CVR Noteholders whether present or not present at such meeting, whether they are in favour or opposed to the resolution and each of the CVR Noteholders is bound to give effect to any resolutions passed at such meeting.

13.	Resolution is passed

(a)	A resolution shall be deemed duly passed as a special resolution if it is approved in either of the following ways:

(i)	by a resolution in writing signed by CVR Noteholders that represent not less than 75% in total Nominal Value of the CVR Notes then on issue, which resolution may be contained in one document or in several documents in like form each signed by one or more CVR Noteholders; or

(ii)	at a meeting of CVR Noteholders, by not less than 75% of the votes cast.

(b)	Any resolution (other than a special resolution) of the CVR Noteholders shall be duly passed if it is approved in any one of the following ways:

(i)	by a resolution in writing signed by CVR Noteholders who represent more than 50% in total Nominal Value of the CVR Notes then on issue which resolution may be contained in one document or in several documents in like form each signed by one or more CVR Noteholders; or

(ii)	at a meeting of CVR Noteholders, if carried by a simple majority of the votes cast.

(c)	For the purpose of clauses 13(a)(ii) and 13(b)(ii) of this Schedule, the CVR Noteholders as recorded in the Register 48 hours before the time appointed for the holding of the meeting shall be the only CVR Noteholders entitled to vote on or sign any such resolution and the CVR Notes so recorded at such time are the only CVR Notes taken into account in determining whether the requisite majority has been obtained.

(d)	Minutes of all resolutions and proceedings at every such meeting of CVR Noteholders shall be made and duly entered in books to be from time to time provided for that purpose by the Issuer and the outcome of such resolutions must be promptly released to ASX. Any minutes purporting to be signed by the chair of the meeting at which such resolutions were passed, or proceedings taken, or by the chair of the next succeeding meeting of CVR Noteholders, shall be conclusive evidence of the matters contained in those minutes and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been made shall be deemed to have been duly held and convened and all resolutions passed or proceedings taken to have been duly passed and taken.

14.	Referral to CVR Noteholders

The Note Trustee or the Issuer may, at its discretion, refer any question arising under or in connection with this Deed to a meeting of CVR Noteholders and may if it thinks fit act in accordance with any resolution passed in relation to such question. This clause 14 does not curtail or limit in any way any power of the Issuer or the Note Trustee under this Deed.

15.	General Powers of Meeting of CVR Noteholders

Subject to other provisions of this Deed, a meeting of CVR Noteholders will in addition to all other powers have the following powers exercisable:

(a)	by special resolution:

(i)	to sanction the release of the Issuer from all or part of its liability to pay the Redemption Amount on any CVR Notes;

(ii)	to sanction any modification or compromise or arrangement in respect of the rights of CVR Noteholders against the Issuer;

(iii)	to give any sanction, direction or request which under any of the provisions of this Deed is required to be given by a special resolution of CVR Noteholders; and

(b)	by ordinary resolution, to remove the Note Trustee.

Schedule 4 - Form of Transfer

CVR Notes Transfer Form Affix Stamp Duty Here (if applicable)		Marking Stamp
Description of Securities	CVR Notes issued by Oil Search Limited pursuant to the CVR Notes Trust Deed dated on or about 2016 between Oil Search Limited and Equity Trustees Limited.	Register: [insert location of register]
Quantity of Securities	[insert]
Full name of Transferor
Consideration		Date of Purchase: [insert]
Full name of Transferee
Full postal address of Transferee
I, the registered holder and the transferor for the above consideration transfer to the transferee the securities specified above standing in my name(s) in the books of the CVR Notes Trust specified above subject to the several conditions on which I held these securities at the time of signing of this transfer and I, the transferee, agree to accept the securities subject to the same conditions.

Transferor(s) Seller(s) sign here		(FOR TRUST USE)

Date signed

Transferee(s) Buyer(s) sign here

Date signed

EXECUTED and DELIVERED as a deed.

Each attorney executing this Deed states and declares that he has no notice of revocation or suspension of his power of attorney.

The Common Seal of Oil Search Limited was affixed in the presence of:

Director Signature	Director/Secretary Signature

Print Name	Print Name

Executed as a deed in accordance with section 127 of the Corporations Act 2001 by Equity Trustees Limited:

Director Signature	Director/Secretary Signature

Print Name	Print Name